INFORMATION STATEMENT

                            African Development Bank

                         [AFRICAN DEVELOPMENT BANK LOGO]

     The African Development Bank (the "Bank" or "ADB") intends from time to time to issue debt securities (the "Securities") with maturities and on terms related to market conditions at the time of sale. The Securities may be sold to dealers or underwriters, who may resell the Securities in public offerings or otherwise. In addition, the Securities may be sold by the Bank directly or indirectly through agents.

                                   ----------

     The specific aggregate principal amount, status, maturity, interest rate, or interest rate formula and dates of payment of interest, purchase price to be paid to the Bank, any terms for redemption or other special terms, currency or currencies, form and denomination of Securities, information as to stock exchange listings and the names and any compensation of the dealers, underwriters or agents in connection with the sale of the Securities being offered at a particular time ("Offered Securities") will be set forth or referred to in a prospectus, offering circular, information memorandum, or supplemental information statement, or pricing supplement, together with the terms of offering of the Offered Securities.

     Securities issued by the Bank are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission" or the "SEC"). The Securities have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Information Statement. Any representation to the contrary is a criminal offence in the United States.

     Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus, offering circular, information memorandum, or supplemental information statement, or pricing supplement prepared in connection with the issuance of Offered Securities will refer to this Information Statement for a description of the Bank and its financial condition and results of operation, until a new information statement is issued.

11 August 2005

                           AVAILABILITY OF INFORMATION

     The Bank will provide additional copies of this Information Statement and other information with respect to the Bank, including the Agreement Establishing the African Development Bank, as amended (the "Agreement") and its annual report to the Boards of Governors, upon request. Written or telephone requests may be directed to the Bank's Temporary Relocation Agency address at 15 Avenue du Ghana BP 323 - 1002 Tunis Belvedere, Tunisia, Attention: The Treasurer, telephone +216-71-10-20-28 and +216-71-10-21-06, facsimile +216-71-33-06-32 and
+216-71-25-26-93. The Information Statement is also available on the Bank's website ( http://www.afdb.org ). Except as otherwise indicated specifically, the documents and information on the Bank's website are not intended to be incorporated by reference in this Information Statement.

     In the United States, this Information Statement is to be filed with the U.S. Securities and Exchange Commission (the SEC) electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgarhp.htm.

     The issuance of this Information Statement or any prospectus, offering circular, information memorandum, supplemental information statement, or pricing circular and the offering and sale of Securities are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement, or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

     The Bank uses a unit of account (the "Unit of Account" or "UA") as its reporting currency. The Agreement originally provided that one UA equals
0.88867088 gram of fine gold. Prior to 8 February 1978, conversion of currencies was effected at the prevailing official parity rates declared by the International Monetary Fund (the "IMF"). In response to the abandonment of official parity rates by the IMF, the Board of Directors of the Bank resolved on 8 February 1978, that the weight of gold of the UA be deemed to be the equivalent in value to one Special Drawing Right of the IMF (the "SDR") for all of the Bank's accounting purposes. On 4 May 1978, the Board of Governors redefined the Unit of Account to be equivalent to one SDR. Since then, the Unit of Account has been valued for the purpose of the Bank's financial statements as equivalent to one SDR. The amendment to the Agreement formally incorporating this definition of the Unit of Account is now in force. The value of the SDR, which may vary from day to day, is currently computed daily in U.S. dollars by the IMF.

     Except as otherwise specified, all amounts in this Information Statement and any prospectus, offering circular, information memorandum, supplemental information statement, or pricing supplement are expressed in UA. Currencies have been translated into UA at the rates of exchange used by the Bank and prevailing on the last day of the period presented. In certain instances, amounts in UA have also been presented in U.S. dollars at the conversion rates set forth below. Such presentations are made solely for convenience and should not be construed as a representation that the UA actually represents, has been or could be converted into U.S. dollars at these or any other rates.

     In recent years, there have been significant changes in the relative values of the U.S. dollar and the component currencies of the UA. The Bank makes no representation that would indicate that the U.S. dollar or any other currency accurately reflects the historical financial performance or present financial condition of the Bank. Exchange rates used by the Bank for converting UA into U.S. dollars are as follows:

                                           As of 31 December
                       ---------------------------------------------------------
                         2004      2003      2002      2001      2000      1999
                       -------   -------   -------   -------   -------   -------
Rate of 1 UA = US$     1.55301   1.48597   1.35952   1.25673   1.30291   1.37095

                                TABLE OF CONTENTS

                                                                           Pages
                                                                           -----
Information Statement                                                         1
Availability of Information                                                   2
Summary Information                                                           4
Summary of Selected Financial Data                                            6
The Bank                                                                      8
Membership of Certain Countries                                               8
Governmental Approval of Borrowings                                           8
Capitalisation                                                                9
Summary Statement of Income and Expenses                                     14
Operations of the Bank                                                       15
Risk Management Policies and Processes                                       25
Administration of the Bank                                                   30
The Agreement establishing the African Development Bank                      33
General Description of the Securities                                        34
Taxation                                                                     35
Reports of the External Auditors and ADB Financial Statements                36
Membership of France                                                         90
Membership of Federal Republic of Germany                                    91
Membership of Japan                                                          92
Membership of Switzerland                                                    93
Membership of The United Kingdom                                             94
Membership of the United States of America                                   95

                       LIST OF ABBREVIATIONS AND ACRONYMS

ADB           African Development Bank
ADF           African Development Fund
ALM           Asset and Liability Management
CCTA          Cumulative Currency Translation Adjustment
CEAS          Cumulative Exchange Adjustment on Subscriptions
DRC           Democratic Republic of Congo
EMTN          Euro Medium-Term Note
GCI-IV        Fourth General Capital Increase
GCI-V         Fifth General Capital Increase
GDIF          Global Debt Issuance Facility
HIPC          Heavily Indebted Poor Countries
IAS           International Accounting Standard
IMF           International Monetary Fund
IRWG          Interest Rate Risk Working Group
MTN           Medium-Term Note
NTF           Nigeria Trust Fund
OAU           Organization of African Unity
OECD          Organization for Economic Co-operation and Development
RMC           Regional Member Countries
SEAF          Special Emergency Assistance Fund for Drought and Famine in Africa
SDR           Special Drawing Right
SEC           Securities and Exchange Commission
SRF           Special Relief Fund
UA            Unit of Account

                               SUMMARY INFORMATION

 (All numerical data are as of 31 December 2004, except as otherwise indicated.)

General

     The Bank is a regional multilateral development institution established in 1963. The Bank's membership currently consists of 53 African states (the "regional member countries" or "RMCs") and 24 non-African states (the "non-regional member countries").

     The central goal of the Bank's activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides finance for a broad range of development projects and programmes. In addition, it: (i) provides policy-based loans and equity investments, and finances non-publicly guaranteed private sector loans; (ii) provides other technical assistance for projects and programmes that provide institutional support; (iii) promotes the investment of public and private capital; and (iv) responds to requests for assistance in co-ordinating RMC development policies and plans. National and multi-national projects and programmes that promote regional economic co-operation and integration are also given high priority.

     The Bank's capital stock is owned by its member countries. During its thirty-fourth Annual Meeting on 27-29 May 1998, the Board of Governors adopted Resolution B/BG/98/05 authorising the Fifth General Capital Increase (GCI-V). Upon entry into force of the GCI-V Resolution in September 1999, the authorised capital of the Bank increased by 35 per cent from UA 16,200 million to UA 21,870 million with the creation of 567,000 new shares. Under the new capital structure of the Bank, the share in the Bank's overall share capital of regional member countries is 60 per cent and that of non-regional member countries, 40 per cent.

Assets

     Loan Portfolio - The Bank's principal asset is its portfolio of loans. The Bank lends to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries. It is the general policy of the Bank that each loan to an entity other than a government should carry the guarantee of the government within whose jurisdiction the financed project lies. The Bank has, however, adopted a strategy and policies for the promotion of the private sector in regional member states under which loans may be granted to eligible private sector entities without a government guarantee. Such loans are required to be secured by adequate collateral. As at 31 December 2004, loans signed, net of cancellation, amounted to UA 15,990.00 million and total disbursed and outstanding loans, before accumulated provision for loan losses, were UA 5,222.55 million. Although the Bank experiences delays in payments on some of its loans, the Bank follows a policy of not participating in debt rescheduling or renegotiations and does not permit the making of new loans to provide for the servicing or repayment of outstanding loans. With effect from 1 July 1994, the Bank adopted a policy of generally placing in non-accrual status all loans to a borrower if principal, interest or other charges on any loan to such borrower is overdue by six months or more, unless the Bank's management determines that the overdue amount will be collected in the immediate future. Prior to this date, the non-accrual determination period was twelve months. In addition, it is the policy of the Bank to maintain a general provision for possible loan losses based on the collectability risk of the total loan portfolio, including loans in non-accrual status. In the year ended 31 December 2004, the Bank made a net write-back to income of provision for loan loss on sovereign and non-sovereign loans amounting to UA 18.2 million. Consequently, the accumulated provision for loan loss as at 31 December 2004 amounted to UA 450.09 million representing 8.6 per cent of disbursed and outstanding loans.

     Liquidity - In January 2000, the ADB Board of Directors approved a revised liquidity policy for the ADB. This revised liquidity policy introduces three new cash flow parameters: undisbursed equity investments, undisbursed private sector loans, and the loan equivalent of the value of outstanding guarantees, in the calculation of the minimum liquidity level. The liquidity policy was updated in November 2002. The updated policy sets the prudential minimum liquidity level, which is computed every quarter, based on the Bank's one-year probable cash flow requirement as the sum of four components: the following years' net loan disbursements and debt service requirements, plus the loan equivalent value of signed guarantees, and undisbursed equity investments. It sets the operating liquidity level as the sum of the prudential minimum liquidity level plus 50 per cent of the stock of undisbursed loans. The updated policy has provided the Bank with added flexibility to efficiently manage its funding operations.

Liabilities and Capital and Reserves

     Liabilities - The Bank borrows in the world's major capital markets and has adopted a policy of diversifying its borrowings by currency, country, source and maturity to provide maximum flexibility in funding its loan portfolio. It is the policy of the Board of Directors to limit the Bank's borrowings represented by senior debt, together with guarantees, to 80 per cent of the callable capital of its non-borrowing members, and to limit its total borrowings represented by both senior and subordinated debt to 80 per cent of the total callable capital of all of its members. At 31 December 2004, the Bank's outstanding long and medium term borrowings amounted to UA 5,649.89 million, with senior debt totalling UA 4,948.69 million and subordinated debt totalling UA 701.20 million.

     Capital and Reserves - Of the Bank's total subscribed capital of UA 21,597.90 million, an amount of UA 2,223.27 million (10.29 per cent) was paid-up and UA 19,374.63 million (89.71 per cent) was callable. Included in the total subscribed capital is the cash payment portion relating to the Fourth General Capital Increase ("GCI-IV") amounting to UA 781.90 million and that of GCI-V amounting to UA 216.06 million. For the shares subscribed prior to GCI-IV, paid-up capital is that portion of the subscribed capital, which is to be paid by members over a prescribed period. With respect to shares comprising GCI-IV, paid-up capital represents the amount of shares, which have been subscribed to and fully paid for, including deposit of GCI-IV notes, in accordance with a specific schedule established by the Board of Governors. In accordance with the GCI-V Resolution, the paid-up portion of any subscription is that portion of shares which is issued only as and when the Bank receives actual payments in cash or in notes. The portion of paid-up capital for which the Bank has received payment including deposit of notes is referred to as paid-in capital, which amounted to UA 2,213.51 million as at 31 December 2004. Callable capital is that portion of the subscribed capital, which may only be called to meet obligations of the Bank for money borrowed or on any guarantees. At 31 December 2004, the callable capital of the Bank's 25 non-borrowing member countries (including Libya) was UA 8,532.00 million, which represented 172.41 per cent of the Bank's outstanding senior borrowings and 151.01 per cent of its total outstanding borrowings. At 31 December 2004, the callable capital of the Bank's 17 industrialised member countries that are also members of the Development Assistance Committee ("DAC") of the Organisation for Economic Co-operation and Development ("OECD") (Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, the United Kingdom and the United States) was UA 7,209.62 million, representing 145.69 per cent of its outstanding senior borrowings and 127.61 per cent of its total outstanding borrowings.

     Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) shall not at any time exceed the total amount of its unimpaired subscribed capital(1), reserves and surplus. Such total amount outstanding as at 31 December 2004 was UA 7,667.59 million and such total capital, reserves (net of the Cumulative Exchange Adjustment on Subscriptions ("CEAS") and the Cumulative Currency Translation Adjustment ("CCTA")) and surplus was UA 22,927.03 million, resulting in a ratio of 0.33 to
1. The Bank had total equity (paid-up capital (net of the CEAS) and reserves) of UA 3,552.74 million, resulting in a debt to equity ratio of 1.59 to 1. The ratio of disbursed and outstanding loans (including irrevocable commitments to pay undisbursed amounts) to equity was 1.47 to 1.

Profitability

     Although profit maximisation is not a primary objective, the Bank has earned a profit in every year since it began operations in 1966. For 2004 and 2003, net income amounted to UA 107.37 million and UA 96.69 million, respectively. The net income for 2004 and 2003 includes a mark-to-market loss of UA 112.53 million and a mark-to-market loss of UA 81.65 million respectively on certain non-trading derivatives, following the adoption on 1 January 2001 of International Accounting Standard No. 39 (IAS 39), "Financial Instruments Recognition and Measurement." The Bank's general policy is to retain earnings in reserves.

Accounting Standards

     The financial statements of the Bank are presented in conformity with International Accounting Standards applied on a consistent basis. The financial position of the Bank would not differ in any material respect if the financial position were to be presented in conformity with generally accepted accounting principles in the United States.

     The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

----------
(1) Total Unimpaired Subscribed Capital is equal to the total subscribed capital less CEAS adjustments and capital subscription in arrears.

                       SUMMARY OF SELECTED FINANCIAL DATA

                                                                              Years Ended 31 December,
                                                          ---------------------------------------------------------------
                                                            2004      2003**      2002       2001       2000       1999
                                                          ---------------------------------------------------------------
                                                                        (Amount expressed in millions of UA)
Balance Sheet Related Data (end of period):
Cash, Investments(1) ..................................    4,435.4    4,206.2    2,068.6    1,892.7    1,581.0      977.2
Approved loans less cancellations:
Disbursed and outstanding .............................    5,222.5    5,612.2    5,967.7    6,465.8    6,565.6    6,790.3
Undisbursed(2) ........................................    2,216.3    2,500.9    2,444.2    2,550.1    2,308.4    2,951.6
Outstanding Borrowings:*
Total .................................................    5,649.9    5,864.8    4,455.0    5,211.3    5,384.1    5,228.2
Senior ................................................    4,948.7    5,141.0    3,558.8    3,770.8    3,684.5    3,343.3
Subordinated ..........................................      701.2      723.8      896.2    1,440.5    1,699.6    1,884.9
Authorised Capital ....................................   21,870.0   21,870.0   21,870.0   21,870.0   21,870.0   21,870.0
Subscribed Capital and Reserves:
Paid-up capital .......................................    2,223.3    2,180.9    2,134.4    2,095.8    2,016.8    1,978.2
Callable capital ......................................   19,374.6   19,382.8   19,375.5   19,395.2   18,531.1   14,781.3
Total non-borrowing members ...........................    8,532.0    8,532.0    8,534.9    8,538.2    8,325.1    6,113.8
Total members of the DAC of the OECD ..................    7,209.6    7,209.6    7,209.6    7,209.6    7,019.8    5,166.2
Total Reserves ........................................    1,486.4    1,507.5    1,464.6    1,266.3    1,113.8    1,216.8
Special Reserve .......................................         --         --         --      299.5      293.3      286.5
Cash and Investments as a percentage of:
Undisbursed portion of approved loans(3) ..............      200.1%     168.2%      84.6%      74.2%      68.5%      33.1%
Outstanding borrowings ................................       78.5%      71.7%      46.4%      42.1%      34.8%      24.2%
Disbursed and Outstanding Loans as a percentage of:
Subscribed capital plus reserves(4)(5) ................       22.6%      24.3%      26.0%      29.5%      31.4%      39.6%
Total Outstanding Borrowings as a percentage of:
Total callable capital ................................       29.2%      30.3%      23.0%      26.9%      29.1%      35.4%
Callable capital of non-borrowing members .............       66.2%      68.7%      52.2%      61.0%      64.7%      85.5%
Callable capital of members of the DAC of the OECD ....       78.4%      81.4%      61.8%      72.3%      76.7%     101.2%
Senior Debt as a percentage of:(6)
Total callable capital ................................       25.5%      26.1%      18.4%      19.4%      19.9%      22.6%
Callable capital of non-borrowing members .............       58.0%      59.2%      41.7%      44.2%      44.3%      54.7%
Callable capital of members of the DAC of the OECD ....       68.4%      70.1%      49.4%      52.3%      52.5%      64.7%
Total Reserves as a percentage of:
Disbursed and outstanding loans(5) ....................       28.5%      26.9%      24.5%      15.0%      12.5%      10.7%
Total outstanding borrowings ..........................       26.3%      25.7%      32.9%      24.3%      20.7%      19.4%
Income Related Data: Net income .......................      107.4       96.7      226.1      207.7      116.8      123.5
Weighted average interest rate on:
Disbursed and outstanding loans for the period ........        5.5%       6.3%       6.4%       6.9%       6.6%       6.9%
Weighted Average cost of:
Debt contracted during the period .....................        2.0%       0.9%       2.3%       3.9%       5.4%       2.7%
Outstanding borrowings ................................        3.0%       3.1%       5.2%       5.2%       5.6%       6.0%
Average life of outstanding borrowings, end of period
   (years) ............................................        7.4        7.7        8.7        8.4        8.3        8.0
Interest coverage ratio(7) (1.25x)(8) .................       2.11x      1.81x      1.73x      1.36x      1.35x      1.37x

* In 2001, the Bank adopted a policy of netting off pre-issuance costs against borrowings (pre-issuance costs had previously been carried on the face of the balance sheet) and consequently restated the 2000 borrowing figures.

**   Restated as per Note B

(1) Cash and investments are net of the Special Reserve. From 2002 the Special Reserve was closed and funds transferred to General Reserve.

(2)  Includes loans approved but unsigned.

(3)  Cash and investments are before deduction of the Special Reserve.

(4) Subscribed capital is net of the Cumulative Exchange Adjustment on Subscriptions.

(5) Net of the Special Reserve. Disbursed and outstanding loans include irrevocable reimbursement guarantees.

(6) It is the Bank's policy to limit its senior debt to 80 per cent of the callable capital of its non-borrowing members and to limit the total of its senior and subordinated debt to 80 per cent of the total callable capital of all its members.

(7)  Operating income plus interest expense, divided by interest expense.

(8)  Indicates the Bank's target ratio.

The above information should be read in conjunction with the notes and is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

                                    THE BANK

     The Bank is a regional multilateral development institution with membership comprising 53 African states and 24 non-African states from the Americas, Asia, and Europe (the "regional members" and "non-regional members", respectively). The Bank was established in 1964 and operates under the Agreement Establishing the African Development Bank, which was signed in Khartoum, Sudan, on 4 August 1963, as amended. The Bank began operations in 1966 with 29 regional members. The Agreement was amended on 7 May 1982 to permit non-regional countries to be admitted as members. A list of the members at 31 December 2004 showing each member's voting power and the amount of its subscription to the Bank's capital stock is set forth in Note W to the Financial Statements. In conformity with the finding of the UN General Assembly, the membership of former Yugoslavia was formally suspended by the Board of Directors of the Bank (see Note G of financial statements included herein).

     The Bank's headquarters is located in Abidjan, Cote d'Ivoire. However, the Bank has since February 2003, temporarily relocated its operations from Abidjan to Tunis, Tunisia. (see page 26 of this Information Statement).

     The purpose of the Bank is to further the economic development and social progress of its regional members, individually and collectively. To this end, the Bank promotes the investment of public and private capital for development purposes and the orderly growth of foreign trade, primarily by providing loans and technical assistance from its resources for specific projects and programmes that contribute to the economic growth of the region.

     The Bank's ordinary operations are financed from its ordinary capital resources. The ordinary capital resources include subscribed capital stock, borrowings by the Bank, loan repayments, income from loans and guarantees and other funds and income received by the Bank in its ordinary operations. The capital stock of the Bank is divided into paid-up capital and callable capital. Callable capital is subject to call only as and when required by the Bank to meet obligations incurred on funds borrowed or loans guaranteed.

     In addition to its ordinary operations, the Bank administers the African Development Fund (the "ADF"), which provides loan financing on concessionary terms to RMCs which, in the opinion of the ADF, are in the greatest need for such financing. The ADF is legally and financially separate from the Bank, and the Bank is not liable for any obligations of the ADF. The Bank also administers, under separate agreements and arrangements, the Nigeria Trust Fund (the "NTF") and several other special funds. The resources of these special funds are held, obligated and otherwise disposed of entirely separately from the Bank's ordinary capital resources. (See "Special Operations of the Bank".)

                         MEMBERSHIP OF CERTAIN COUNTRIES

     Information with respect to the membership and total subscription of certain member countries, including the United States, Japan, France, Germany, Switzerland and United Kingdom, is included on the inside back cover in copies of this Information Statement circulated in such respective countries.

                       GOVERNMENTAL APPROVAL OF BORROWINGS

     As required by the Agreement, offerings of Securities will only be made in the currency or markets of a member country after the government of such member has consented to the raising of funds by the Bank and the issuance of Securities in such currency or markets and has agreed that the proceeds from the sale of Securities may be exchanged for the currency of any other country without restriction.

                                 CAPITALISATION

General

     The following table sets forth the outstanding borrowings, capital stock and reserves and net income of the Bank at 31 December 2004:

                                                                  (Expressed in
                                                                   thousands of
                                                                     Units of
                                                                     Account
                                                                       (UA))
                                                                  -------------
Outstanding Borrowings(1)
Senior Debt Payable in:
U.S. dollars                                                         2,070,173
Euro                                                                   334,271
Japanese yen                                                         1,772,810
Swiss francs                                                           170,709
Pounds sterling                                                         62,182
Other currencies                                                       927,053
                                                                   -----------
Total Senior Debt (*)                                                5,337,198
                                                                   ===========
Subordinated Debt Payable in:
U.S. dollars                                                           457,177
Japanese yen                                                           248,199
                                                                   -----------
Total Subordinated Debt (*)                                            705,376
                                                                   -----------
Total debt(*)                                                        6,042,574
                                                                   ===========
Net unamortised premium and IAS 39 adjustments                        (392,687)
Total Borrowing                                                      5,649,887
                                                                   ===========
Capital Stock and Reserves(2)
Authorised capital                                                  21,870,000
Subscribed capital                                                  21,597,894
Less: Callable capital                                             (19,374,628)
Paid-up capital                                                      2,223,266
Less: Amount due and unpaid                                            (10,099)
Add: Amount paid in advance                                                338
Cumulative Exchange Adjustment on Subscriptions                       (147,203)
Reserves and Net Income for the Year                                 1,486,434
                                                                   -----------
Total                                                                3,552,736
                                                                   ===========

----------
(1) For a description of the Bank's borrowing policies and the currency distributions and other details with respect to borrowings, as well as the effects of currency and interest rate swaps undertaken by the Bank on the currency composition and weighted average interest cost of the Bank's payment obligations, see "Borrowings" and Note N of the financial statements included herein.

(2) Total Reserves are shown net of the Cumulative Currency Translation Adjustment (CCTA). See "Special Reserves and Other Reserves." For a more complete description of subscriptions to the capital stock and voting power, see Note W of the financial statements included herein. For a more complete description of Reserves, see Note F of the financial statements included herein.

(*) Figures are for Principal amount at face value (i.e. before IAS 39 adjustment and deduction of net unamortized premium of UA 392.69 million for Total Debt).

Authorised Capital

     At 31 December 2004, the authorised capital stock of the Bank was UA 21,870.0 million. The original authorised capital stock of UA 250.0 million has been increased in line with the provisions of the Agreement, which provides that the authorised capital stock of the Bank may be increased as and when the Board of Governors deems it advisable. After the restructuring of the capital stock on 29 May 1998 by the Board of Governors, the share of non-regional members in the Bank's authorised capital has increased from 33 per cent to 40 per cent, while the regional members share is now 60 per cent.

Subscribed Capital

     At 31 December 2004, subscribed capital amounted to UA 21,597.89 million. Subscribed capital is divided into paid-up and callable capital. Prior to the Fourth General Capital Increase (GCI-IV), 25 per cent of subscribed capital was paid-up and 75 per cent was callable. Of the capital stock authorised pursuant to GCI-IV, 6.25 per cent represents paid-up and 93.75 per cent represents callable capital. It was envisaged under the resolution authorising GCI-IV that upon full subscription of all authorised shares, the Bank's capital would consist of 12.5 per cent paid-up and 87.5 per cent callable shares. In order to attain this ratio, the Board of Governors decided in May 1992 to adopt certain measures to restructure the capital stock of the Bank. Such measures entail the general application of the Bank's Share Transfer Rules to all shares issued under or prior to GCI-IV, the cancellation of forfeited and unsubscribed shares and their reissue as one block subject to the same terms and conditions of subscription and carrying a ratio of seven callable shares for each paid-up share, and ensuring that the statutory ratio of regional to non-regional stock is maintained. The new shares created under the Fifth General Capital Increase (GCI-V) are divided into paid-up and callable shares in the proportion of 6 per cent paid-up shares and 94 per cent callable shares. With the GCI-V now effective, the authorised capital stock of the Bank now consists of 10.29 per cent paid-up shares and 89.71 per cent callable shares.

     The Agreement provides that shares of capital stock are to be issued at par value (UA 10,000 per share), unless the Board of Governors decides by a majority vote to issue them on other terms. The liability of the members is limited to the unpaid portion of the issue price of the shares. Shares are transferable only to the Bank.

Paid-up Capital

     With respect to shares subscribed prior to GCI-IV, paid-up capital was that portion of a member's subscription that was to be paid to the Bank by the members over a prescribed period. With respect to shares issued pursuant to GCI-IV, paid-up capital represents the amount of shares, which have been subscribed to and are to be fully paid for. It includes payment in the form of notes deposited by regional members, as established by the Board of Governors. The GCI-V Resolution defines the paid-up portion of any subscription as that portion of shares which is issued only as and when the Bank receives actual payments, in cash or in notes. At 31 December 2004, total paid-up capital stock equalled UA 2,223.27 million.

     The Board of Governors determines the modes of payment for paid-up capital stock. Prior to May 1981 all payments on paid-up stock were required to be made in convertible currencies. However, on subscriptions under the capital increases authorised in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments: (i) five equal annual instalments, of which at least 50 per cent is payable in convertible currency and the remainder in local currency; or (ii) five equal annual instalments, of which 20 per cent is payable in convertible currency and 80 per cent in non-negotiable, non-interest bearing notes. Such notes were payable solely in convertible currency in ten equal annual instalments commencing on the fifth anniversary of the first subscription payment date. Non-regional members were required to make their payments solely in convertible currencies.

     Under GCI-IV, regional members are required to make payment for their subscriptions as follows: (i) 50 per cent in five equal annual instalments in cash in freely convertible currencies; and (ii) 50 per cent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in UA and payable between the sixth and tenth year of subscription in convertible currencies according to a specific schedule. For non-regional members, payments are to be made in five equal annual instalments in their national currencies, if such currencies are freely convertible, or in notes denominated in convertible currencies and payable on demand.

     Under GCI-V, the paid-up portion of the shares will be subscribed in eight equal and consecutive annual instalments and paid only in convertible currencies.

     As of 31 December 2004, an amount of UA 2,071.75 million was paid in convertible currencies, UA 115.17 million was paid in local currencies and UA
36.57 million was paid by the deposit of non-negotiable, non-interest bearing notes. In accordance with the provisions of the Bank's Share Transfer Rules, shares on which there are arrears of over 48 months for GCI-IV and of over 90 days for GCI-V are liable to forfeiture and re-allocation within each category of shareholders, to those shareholders willing to subscribe to additional shares. As a result of the application of the Share Transfer Rules to all categories of shares, arrears on subscriptions as at 31 December 2004 amounted to UA 10.1 million.

     For a more complete description of subscriptions to capital stock, including amounts due but unpaid, and voting power of members, see Note W of the financial statements.

Callable Capital

     At 31 December 2004, the Bank's total callable capital was UA 19,374.63 million. Of this amount, UA 8,532.00 million represented callable capital of the Bank's 25 non-borrowing member countries. The callable capital of the 17 Bank members who are also members of the DAC of the OECD was UA 7,209.62 million.

     Callable capital is that portion of the subscribed capital stock subject to call only as and when required by the Bank to meet its obligations on borrowing of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources. In the event of a call, payment must be made by the member countries concerned in gold, convertible currency or in the currency required to discharge the obligation of the Bank for which the call was made.

     Calls on the callable capital are required to be uniform in percentage on all shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. The failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment. Further calls can be made on non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required to pay more than the unpaid balance of its ordinary capital subscription. No calls have ever been made on the callable capital of the Bank.

     The following table sets forth the callable portion of the capital subscription and the total capital subscription of non-borrowing members at 31 December 2004.

Non-Borrowing Members(1)

                                                      Callable   Total Capital
                                                       Capital    Subscription
                                                      --------   -------------
                                                   (Expressed in millions of UA)
Argentina                                                52.36           57.90
Austria*                                                 87.35           96.23
Belgium*                                                125.60          138.37
Brazil                                                   87.04           95.62
Canada*                                                 734.73          809.44
China                                                   218.67          240.90
Denmark*                                                226.48          250.23
Finland*                                                 95.63          105.66
France*                                                 734.73          811.79
Germany*                                                806.57          891.16
India                                                    43.73           48.18
Italy*                                                  473.73          521.90
Japan*                                                1,074.45        1,183.71
Korea                                                    87.35           96.23
Kuwait                                                   87.35           97.07
Libya                                                   707.98          795.44
Netherlands*                                            149.16          165.76
Norway*                                                 226.48          250.23
Portugal*                                                44.09           48.57
Saudi Arabia                                             37.90           41.75
Spain*                                                  208.47          229.26
Sweden*                                                 302.29          333.02
Switzerland*                                            286.90          316.07
United Kingdom*                                         328.94          362.39
United States of America*                             1,304.02        1,436.91
                                                      --------        --------
Total                                                 8,532.00        9,423.80
                                                      ========        ========

----------
*    Member of the DAC of the OECD.

(1) See Note W of the financial statements included herein for a more complete description of the capital subscriptions of all members of the Bank at 31 December 2004. At 31 December 2004, the 25 members listed above held 43.59 per cent of the total voting power of all members.

Maintenance of Currency Values

     Pursuant to the Agreement, each member is required to pay to the Bank any additional amount of its national currency necessary to maintain the value of all such national currency paid to the Bank on account of its subscription whenever the par value of the member's currency in terms of the UA or its foreign exchange value has, in the opinion of the Bank, depreciated to a significant extent. In the event of an increase in such par value or such foreign exchange value, the Bank is required, pursuant to the Agreement, to pay to the member an amount of its currency necessary to adjust in a similar way the value of all such national currency held by the Bank on account of its subscription.

     It was decided in 1979 by the Board of Governors that the application of the maintenance of value would be suspended until such time as the Board of Directors determines that the Special Drawing Right (SDR) is being definitively applied as the unit of value applicable to members' subscriptions in the International Bank for Reconstruction and Development (the "World Bank") for purposes of the maintenance of value provisions of its Articles of Agreement. In October 1986 the World Bank decided that the capital stock of the World Bank would be valued in terms of the SDR, at the rate at which the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on 1 July 1974. This value was 1 SDR=$1.20635.

Voting Rights

     The voting rights of the members are related to their capital subscriptions. However, shares subscribed in connection with the general increases of the Bank's authorised capital stock subsequent to 7 July 1973 and prior to GCI-IV may be voted in their entirety once they are subscribed for but may not be voted to the extent that payment on the paid-up portion of such shares is due but has not been received by the Bank. Under GCI-IV and GCI-V, members may vote their paid-up capital shares only to the extent that payment on such paid-up capital shares has been received by the Bank, and they may vote their callable capital GCI-IV shares only when they have paid the first instalment on the paid-up shares. If a subsequent instalment due on a member's paid-up capital shares is not received when due or if a note deposited by a regional member is not honoured when presented for payment, the right to vote such member's callable capital shares attributable to such unpaid amount is withdrawn until the payment is received.

Special Reserve and Other Reserves

     The Agreement originally provided that the Bank must charge a statutory commission ("Statutory Commission") of not less than 1 per cent per annum of the outstanding amount of all loans or guarantees. Such commissions had been set aside as a reserve fund (the "Special Reserve"), which was kept in liquid form solely for meeting the Bank's liabilities on borrowings made and guarantees given by it. The statutory commission was eliminated on all loans approved after 31 December 1988. As at 31 December 2001, the Special Reserve amounted to UA
299.5 million representing an element of the Bank's retained earnings. The Board of Governors decided on 29 May 2001 to amend the Agreement to delete the Statutory Commission, discontinue the Special Reserve, and to transfer the funds in the Special Reserve to the General Reserve. These amendments came into effect on 5 July 2002 following their ratification and the said transfer has been effected.

     The General Reserve represents the Bank's retained earnings, which at 31 December 2004 amounted to UA 1,847.03 million. The net income for the year ended 31 December 2004 amounted to UA 107.37 million.

     At 31 December 2004, the Cumulative Exchange Adjustment on Subscriptions
(CEAS) representing the translation difference on subscriptions was negative UA
147.20 million and the balance of the CCTA representing all other translation differences was negative UA 467.97 million.

                     SUMMARY STATEMENT OF INCOME AND EXPENSES

     The following summary of income and expenses relating to the ordinary capital resources of the Bank for the years ended 31 December, 2004, 2003, 2002, 2001, 2000, and 1999 has been derived from the audited financial statements of the Bank for the respective years. The summary should be read in conjunction with the audited financial statements and related notes.

                                                      Years Ended 31 December,
                                      ---------------------------------------------------------
                                        2004     2003*      2002      2001      2000      1999
                                      ---------------------------------------------------------
                                                    (Expressed in millions of UA)
OPERATIONAL INCOME AND
EXPENSES
Income from loans                      310.51    325.45    414.82    447.82    438.16    470.46
Income from investments                123.57     99.77     74.01    121.32     89.53     60.11
Income from loans and Investments      434.08    425.22    488.83    569.14    527.69    530.57
Interest on borrowings                (195.56)  (215.31)  (254.31)  (345.21)  (334.66)  (336.10)
Provision for loan losses               18.15     21.51     (3.49)   (53.80)   (37.36)   (27.12)
Amortisation of issuance costs          (3.29)    (4.29)    (4.38)    (4.25)    (5.00)    (9.05)
Net operational income                 253.39    227.14    226.65    165.89    150.67    158.30
OTHER INCOME AND EXPENSES
Administration expenses                141.67    148.07    113.83    103.54     93.79     89.96
Restructuring costs                        --        --        --        --        --        --
Management fees                        104.59    102.93    (81.56)   (73.19)   (64.01)   (59.68)
                                      ---------------------------------------------------------
Total                                   37.08     45.14     32.27     30.35     29.78     30.28
                                      ---------------------------------------------------------
Other income                            (7.39)    (2.62)    (1.25)    (1.40)    (1.66)    (1.30)
Depreciation                             6.42      5.57      5.51      5.62      3.99      3.92
Loss (gain) on exchange                  0.84     (0.97)     1.21      0.09      0.08     (0.03)
Provisions for equity investments       (3.46)     1.68      0.06      5.88      1.69      1.84
Total other expenses (net)              33.49     48.80     37.80     40.54     33.88     34.78
Net income for the year before
   cumulative effect of change in
   accounting policy                   219.90    178.33    188.86    125.35    116.79    123.53
Unrealised net gains on non-trading
   derivatives - IAS 39 adjustment
   (Notes B & O)                      (112.53)   (81.65)    37.20     82.31        --        --
Net income for the year                107.37     96.69    226.06    207.66    116.79    123.53
Appropriation to Special Reserve           --        --        --     (6.11)    (6.88)    (9.72)
Net income after appropriation to
   SpecialReserve                      107.37     96.69    226.06    201.55    109.91    113.81

----------
* Restated as per Note B

Amounts may not add up exactly due to rounding.

                             OPERATIONS OF THE BANK

Lending Operations

     The Bank is authorised under the Agreement to make, participate in or guarantee loans to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. It is the general policy of the Bank that all loans be made to or guaranteed by national governments, central banks or other governmental entities engaging the full faith and credit of such governments. The Bank, however, has adopted a strategy and policies for the promotion of the private sector in RMCs under which loans may be granted to eligible private sector entities without a government guarantee.

     Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) may not at any time exceed the total amount of its unimpaired subscribed capital, reserves and surplus included in its ordinary capital resources. At 31 December 2004 such total amount outstanding was UA 7,667.59 million and such total capital, reserves (net of the CEAS and the CCTA) and surplus was UA 22,927.02 million, resulting in a ratio of
0.33 to 1. In other words, the total amount of approved loans less cancellations and repayments, plus equity participations made by the Bank was 33 per cent of its total ordinary capital resources. At the same date the total amount of disbursed and outstanding loans of UA 5,222.545 million represented 22.78 per cent of the Bank's total ordinary capital resources.

     From its inception to 31 December 2004 the Bank has approved 902 loans and grants less cancellations amounting to UA 20.61 billion for the financing of programmes or projects in its borrowing regional member countries. In 2004 total approvals of new operations amounted to UA 1,520.00 million, compared to UA
745.84 million in 2003. These approvals comprised nine project-lending operations for a total value of UA 417.00 million; three policy-based loans for UA 388.70 million; six grants amounting to UA2.80 million from the Special Relief Fund ("SRF") for emergency operations; four debt relief operations under the Enhanced HIPC Initiative amounting to UA 707.80 million; and one equity participation loan for UA 3.20 million.

     In evaluating projects, the Bank considers a wide variety of factors, including the economic, technical and financial feasibility of the project, the effect on the general development activity of the country concerned, the contribution to the removal of impediments to economic development, the capacity of the borrowing country to service additional external debt, and the effect on the balance of payments. Other factors are, the effect of new technologies on productivity, the effect on employment opportunities, and the effect of the project on the environment. In addition, the Bank considers the ability of the borrower to obtain financing elsewhere on terms and conditions that the Bank considers reasonable. One of the principal functions of the Bank is to direct resources to projects that form part of a national or regional development programme, and which benefit two or more regional members, particularly those projects which are designed to stimulate intra-African trade and economic development.

     It is the policy of the Board of Directors to consider loans only on the basis of written reports prepared by the staff of the Bank. These reports set forth detailed information regarding the technical feasibility of the project to be financed and relevant financial and legal matters, as well as the economic situation of the country in which the project is located. The process of identifying and appraising a project and of approving and disbursing a project loan often extends over several years. It takes, on average, more than two years to identify, prepare and appraise a project before it is presented to the Board of Directors for loan approval. The appraisal of projects is carried out by the Bank's staff, in some cases with the help of outside consultants. After approval of a loan, an additional period averaging six months elapses before the loan becomes effective. Loans do not become effective until certain legal requirements are fulfilled by the borrower. The Bank generally requires that borrowers seek competitive bids from potential suppliers, that engineering plans and specifications are drawn up independently of suppliers or manufacturers and, if appropriate, that independent consultants be retained by borrowers. The Bank supervises the disbursements of its loans to ensure that the proceeds are applied only against project expenditures as incurred and are used by the borrower only for the procurement of goods and services required for the project being financed. In order to monitor the effective implementation of projects being financed, the Bank maintains a continuous relationship with the borrower after a loan is made.

     The Bank's policy of loan administration and project supervision involves field missions, where necessary, and the submission of progress reports on a regular basis. Subsequent to physical completion, the project is evaluated to determine the extent to which productivity and other goals were met. Since loan disbursements are made against project expenditures, the disbursement period frequently extends over five to seven years.

     Loans are disbursed in four ways: (1) by reimbursement to borrowers, (2) by direct payment to suppliers for expenses incurred in connection with approved projects, (3) by advances to borrowers of up to 10 per cent of a given loan commitment for which an accounting is made by the borrower, or (4) by the issuance of irrevocable commitments to commercial banks backing their letters of credit to suppliers for shipment of specified goods to borrowers.

     The Bank's lending operations have since 1987 included non-project lending in the form of sector investment and rehabilitation and structural adjustment lending. The Bank's participation in such non-project lending has generally been in conjunction with other development organisations, particularly the World Bank.

     In October 1990 the Board of Directors approved a strategy for the development of the private sector in Africa. An initial amount of UA 150 million was allocated to the Private Sector Development Unit in October 1990 for investment in private enterprise over a four-year period. Under this programme the Bank provided equity and loan funding to productive enterprises and financial institutions in the private sector. Subsequently the Bank has continued to support private sector activities focusing on the financial sector, infrastructure and small and medium enterprise development. The range of financial instruments includes equity and quasi-equity investment, lines of credit for private financial institutions and guarantees. New private sector investment approvals were UA 192.0 million, UA 198.9 million and UA 205.84 million in the years 2001, 2002 and 2003 respectively. In 2004 approvals were UA
161.2 million representing 10.6 per cent of total ADB approvals.

     A summary statement of the loans approved by the Bank to 31 December 2004 (excluding fully repaid loans and cancelled loans) is set forth in Note V of the financial statements included herein.

     The following charts set forth, by sector and region, the percentage distribution of cumulative loan and grant approvals (of UA 20.61 billion) by the Bank at 31 December 2004.

                   Cumulative ADB Loan and Grant Approvals by
                        Sector, 1967 - 2004 (percentages)

  [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL.]

Communications              3.7%
Social                      5.1%
Water Supply and San.       7.4%
Industry                    8.3%
Finance                    20.9%
Power Supply               11.9%
Transport                  16.1%
Agriculture                12.5%
Multisector                14.1%

                    Cumulative ADB Loan and Grant Approvals
                      by Region, 1967 - 2004 (percentages)

  [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL.]

Multiregional               2.0%
East Africa                 5.5%
Central Africa             10.4%
Southern Africa            12.4%
West Africa                18.4%
North Africa               51.3%

     The following chart shows ADB Private Sector Approvals (in UA millions) from 2000 to 2004.

                                    [GRAPHIC]

Loan Approvals and Disbursements in 2004

     The Bank's loan approvals in 2004 totaled UA 1,520.00 million as compared to UA 745.84 and UA 1,068.06 million in 2003 and 2002 respectively. Loan disbursements of the Bank in 2004 totaled UA 630.23 million compared to 655.32 million in 2003, representing an increase of 3.83 per cent.

     The following table and chart set forth the Bank's disbursed and outstanding loans by currency at 31 December 2004 and 2003:

Disbursed and Outstanding Loans by Currency

                                                       31 December   31 December
Currency                                                   2004          2003
------------------                                     -----------   -----------
                                                         (Amounts expressed in
                                                             millions of UA)
Euro                                                     2,207.20      2,080.63
U. S. Dollar                                             1,974.54      2,389.50
Pound Sterling                                               3.62          4.04
Swiss Franc                                                127.38        139.37
Japanese Yen                                               709.48        899.33
South African Rand                                         185.72         82.32
Other currencies                                            14.60         17.05
                                                         --------      --------
Total                                                    5,222.54      5,612.24
                                                         ========      ========

                       Disbursed and Outstanding Loans by
                          Currency in 2004 (percentage)

  [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL.]

Euro                        42.26%
U. S. Dollar                37.81%
Pound Sterling               0.07%
Swiss Franc                  2.44%
Japanese Yen                13.58%
South African Rand           3.56%
Other currencies             0.28%

                       Disbursed and Outstanding Loans by
                          Currency in 2003 (percentage)

  [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL.]

Euro                        37.07%
U. S. Dollar                42.58%
Pound Sterling               0.07%
Swiss Franc                  2.48%
Japanese Yen                16.03%
South African Rand           1.47%
Other currencies             0.30%

Overdue and Non-Performing Loans

     Pursuant to the decision taken by the Board of Directors in December 1993, which became effective on 1 July 1994, the Bank places in non-accrual status all loans to or guaranteed by a member of the Bank if principal, interest or other charges with respect to any such loans is overdue by six months or more, unless the Bank's management determines that the overdue amount will be collected in the immediate future. Further, the Bank's management may place a loan in non-accrual status even if it is not yet overdue by six months if the specific facts and circumstances (including consideration of events occurring subsequent to the date of the borrower's most recent financial statements) warrant such action. Interest and other charges on loans in non-accrual status are included in income only when actually received by the Bank. The Bank maintains a general provision for possible loan losses based on an assessment of the collectibility risk of the disbursed and outstanding public sector loan portfolio. For the private sector portfolio, the Bank assesses collectibility risk on a loan-by-loan basis and provides for loan losses accordingly.

     In December 2002, the Board of Directors approved a revised policy for provisioning for loan losses, which requires that the adequacy of the accumulated provisions be determined based more directly on collectibility estimates. Due to reductions in the level of principal outstanding on public sector sovereign guaranteed loans, and improvement in the quality of such loans, the Bank made a net write-back to income of provision for loan loss on sovereign and non-sovereign loans amounting to UA 18.2 million in the year ended 31 December 2004. Consequently, the accumulated provision for loan loss as at 31 December 2004 amounted to UA 450.09 million representing 8.6 per cent of disbursed and outstanding loans.

     Although the Bank experiences delays in payments on some of its loans, the Bank follows a policy of not participating in debt rescheduling or renegotiations and does not permit the making of new loans to provide for the servicing or repayment of outstanding loans. The Bank has never written off any of its outstanding loans. In line with the sovereign nature of the Bank and its relationship with its borrowers and guarantors, the Bank expects that each of its loans will ultimately be repaid and, accordingly, has no expectation of writing off outstanding loans in the future. The Bank maintains a continuous dialogue with its borrowers to attempt to ensure prompt payment on all of its loans.

     On 26 June 2002, the Board of Directors approved an arrears clearance operation in respect of the Democratic Republic of Congo (DRC). The Democratic Republic of Congo had been in arrears since 1991. The total amount of arrears as at 30 June 2002 was US $843.26 million. The arrears clearance operation is based on the combination of the use of grant resources to clear arrears, the consolidation of outstanding payments on loans, and the provision of debt relief, after arrears have been cleared, within the framework of the Enhanced Heavily Indebted Poor Countries (HIPC) Initiative. The present value of the consolidated loan equals the present value of the original portfolio of the Democratic Republic of Congo's loans. On its own the restructuring operation has no concessional element. The arrears clearance mechanism has been designed in collaboration with other multilateral financial institutions as part of a concerted effort for the clearance of arrears of the Democratic Republic of Congo. The operation has been made possible by the support of the international donor community and the considerable resources that the African Development Bank has been able to raise. The Board of Directors in approving the operation emphasised that this is a unique operation made necessary by the exceptional situation pertaining to the Democratic Republic of Congo.

     In accordance with the arrears clearance plan approved by the Board of Directors for the DRC Congo on June 26, 2002, the amounts owed by the DRC net of partial repayments received from donors and the DRC were consolidated into new loans in 2003. Following the consolidation, the DRC has been, and is still contractually current on the loans. Nevertheless, the DRC loans have been retained in non-accrual status, pending a period of satisfactory performance following the restructuring.

Loan Terms

     Loans are stated at their principal amounts outstanding. Except for private sector development loans, all of the Bank's loans are made to, or guaranteed by, regional member countries. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of 20 years, including a grace period, which is typically the period of project implementation.

     The following table sets forth the maturity structure of disbursed and outstanding loans at 31 December 2004:

Maturity Structure of Loans as at 31 December 2004

                                                                  Disbursed and
                                                                   Outstanding
Maturity                                                              Loans
--------                                                         ---------------
                                                                  (Expressed in
                                                                 millions of UA)

2005 - 2006                                                          1,351.84
2007 - 2009                                                          1,507.57
2010 - 2014                                                          1,451.00
2015 and thereafter                                                    912.13
                                                                     --------
Total                                                                5,222.54
                                                                     --------

Borrowing Policies

     The Board of Directors of the Bank has authorised the issuance of two classes of debt, senior debt and subordinated debt. All debt of the Bank is senior debt unless by its terms it is expressly subordinated in right of payment to other debt of the Bank. Both classes rank pari passu except in the event of a call by the Bank on its callable capital, whereupon the holders of the subordinated debt of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

     It is the policy of the Board of Directors to limit the Bank's borrowings represented by senior debt, together with guarantees, to 80 per cent of the callable capital of its non-borrowing members, and to limit its total borrowings represented by both senior and subordinated debt to 80 per cent of the total callable capital of all of its members. The Bank has also adopted the working principle that, within the limitations set forth above, the actual amount of its senior debt outstanding at any time should be a function of its objective of obtaining and maintaining a rating on its securities at the highest levels from recognised rating organisations. At 31 December 2004, the amount of senior debt outstanding of UA 4,948.7 million was 58.0 per cent of the callable capital of non-borrowing members of the Bank. At 31 December 2004 the amount of total outstanding borrowings of UA 5,649.9 million, represented by both senior and subordinated debt, was 29.2 per cent of total callable capital of UA 19,374.63 million of all members of the Bank.

     In December 2001, the Bank established the unlimited Global Debt Issuance Facility (GDIF) to replace its Euro-Medium Term Note Programme (EMTN) and United States Medium Term Note (MTN) Programme with respect to its future borrowings. The GDIF enables the continuous issuance of notes in the euromarket, the US market and other domestic markets in an unlimited amount thereby maximizing the Bank's financing flexibility.

     The Bank has entered into arrangements whereby, in the event of a call on its callable capital, it will instruct its member countries to make payment in response to such a call into a special account established by the Bank with the Federal Reserve Bank of New York, or its successor duly designated for the purpose. The terms of such account provide that the proceeds of a call must first be applied in payment of, or in provision for full settlement of, all outstanding obligations of the Bank incurred in connection with the issuance of senior debt before any other payment shall be made with such proceeds.

     The weighted average life of the Bank's outstanding borrowings at 31 December 2004, 2003, 2002, 2001, and 2000 was 7.4, 7.7, 8.7, 8.4, and 8.3 years, respectively.

     At 31 December 2004, the callable capital of the Bank was UA 19,374.63 million. Of this amount, a total of UA 11,550.61 million represented the callable capital of RMCs and UA 7,824.02 million the callable capital of non-regional member countries. At the same date, the Bank's total outstanding borrowings were UA 5,649.9 million. Of this amount, UA 4,948.7 million represented senior debt, with the balance of UA 701.2 million being subordinated debt.

     At 31 December 2004, the Bank's outstanding borrowings were denominated in nine currencies or currency units (without taking into account currency swaps).

     The following chart sets forth, by currencies, the distribution of outstanding borrowings at 31 December 2004.

                                    [GRAPHIC]

     The table below sets forth the maturity structure of the Bank's outstanding borrowings at 31 December 2004.

                                                                   Outstanding
Maturity                                                            Borrowings
--------                                                         ---------------
                                                                  (Expressed in
                                                                 millions of UA)
2005-2006                                                            1,108.43
2007-2014                                                            3,038.79
2014 and thereafter                                                  1,895.36
                                                                     --------
Subtotal                                                             6,042.58
                                                                     ========
Net unamortized premium                                               (392.69)
IAS 39 adjustment                                                          --
                                                                     --------
Total                                                                5,649.89
                                                                     ========

     The following table sets forth for the periods indicated the average interest rates on the Bank's loans, the return on its average earning assets, the average cost of its funded debt and other funds available and its interest coverage ratio:

                           Selected Financial Ratios

                                        2004   2003   2002   2001   2000   1999
                                        ----   ----   ----   ----   ----   ----
Weighted average interest
   rate on disbursed and
   outstanding loans for the
   period(1)                             5.7%   6.3%   6.4%   6.9%   6.6%   7.3%
Weighted average cost of:
Outstanding borrowings                   3.0%   3.1%   5.2%   5.2%   5.6%   6.0%
Interest coverage ratio(2)
(1.25x)(3)                              1.54x  1.81x  1.73x  1.36x  1.35x  1.37x

----------
(1) Undisbursed loans include loans approved but not yet effective. Interest accrues only on disbursed loan amounts.

(2)  Net income plus interest expense, divided by interest expense.

(3)  Indicates the Bank's target ratio.

Liquid Assets and Liquidity Policy

     In January 2000, the Board of Directors approved a revised liquidity policy for the Bank. The revised liquidity policy introduced three new cash flow parameters: undisbursed equity investments, undisbursed private sector loans, and the loan equivalent to the value of outstanding guarantees, in the calculation of the minimum liquidity level. The revised policy set the prudential minimum liquidity level as the sum of 50 per cent of the following two years' net loan disbursements and debt service requirements, plus the loan equivalent of signed guarantees, undisbursed private sector loans and undisbursed equity investments. It also set the operating liquidity level as the sum of the prudential minimum liquidity level plus 50 per cent of the average undisbursed public sector loans of the following two years.

     Experience gained over the past few years with private sector loans has allowed the Bank to analyze the disbursement pattern of a number of private sector loans. As a result, the Bank is able to forecast with greater accuracy the future disbursements for private sector loans. The liquidity policy was updated in November 2002 in view of the advances in the Bank's Asset and Liability Management (ALM) practices, Information Technology infrastructure and accounting standards.

     The updated policy sets the prudential minimum liquidity level, which is now computed every quarter to address refinancing risk, based on the Bank's one-year probable cash flow requirement as the sum of four components: the following years' net loan disbursements and debt service requirements, plus the loan equivalent value of signed guarantees, and undisbursed equity investments. It sets the operating liquidity level as the sum of the prudential minimum liquidity level plus 50 per cent of the stock of undisbursed loans. Further, "held-to-maturity" investments with maturity greater than one-year are excluded from the computation of liquid assets. The updated policy has provided the Bank with added flexibility to efficiently manage its funding operations.

     Investments are based on asset and liability management guidelines adopted by the Board of Directors. Generally, liquid assets of the Bank are invested in marketable securities issued or guaranteed by the member countries or public entities thereof and in time deposits with banks. All marketable securities of the Bank are valued at market value and have been invested on LIBOR-6 month basis since 1998. At 31 December 2004, the Bank's cash and treasury investments were 200.9 per cent of the undisbursed portion of approved loan commitments of UA 2,216.27 million. At such date, the Bank's cash and treasury investments totalled UA 4,453.54 million, which was 78.8 per cent of total outstanding borrowings.

     Effective January 1, 2001, the ADB's liquid assets were tranched into three portfolios, namely operational portfolio, prudential portfolio, and equity-backed portfolio, each with a different benchmark that reflects the cashflow and risk profile of its assets and funding sources. These benchmarks are one-month LIBID for the operational portfolio, and 6-month LIBOR, resetting on February 1 and August 1 for the prudential portfolio. The equity-backed portfolio is managed against a repricing profile benchmark with 10 per cent of the Bank's net assets repricing uniformly over a period of 10 years.

Bank Rating

     The rating agencies, Standard & Poor's, Moody's, Fitch, and the Japan Credit Rating Agency reaffirmed their AAA/Aaa and AA+/Aa1 rating of the Bank's senior and subordinated debt respectively, with a stable outlook. The ratings recognize the Bank's strong financial position, the revitalization of its performance in the markets, and its enhanced effectiveness fostered by institutional reforms implemented over the past decade. The ratings also reflect the Bank's strong membership support, its preferred creditor status, sound capital adequacy and liquidity, and prudent financial management and policies.

Equity Participations

     The Agreement permits the Bank to assume equity participations to further the economic development and social progress of its regional members. The amount of such equity participations is limited by the Agreement to a maximum of 10 per cent of the aggregate amount of the Bank's paid-up capital stock together with the reserves and surplus included in its ordinary capital resources, less the Special Reserve (which has since been closed in 2002). The Bank is not permitted to hold a controlling interest in any enterprise. Total equity investment participations at 31 December 2004 equaled UA 175.18 million. The Bank has equity participations in, among others, various development banks, the African Development Fund, the African Export-Import Bank, the Africa Infrastructure Fund LLC, Shelter-Afrique, Africa Re, and PTA Bank. The Board of Directors decided in September 1993 that with effect from 31 December 1993 a reserve against losses should be created where, in the opinion of Management of the Bank, there is a significant permanent decline in the value of equity investments, based on periodic reviews of all of the Bank's equity investments. As at 31 December 2004, the accumulated provision for loss on equity participation is UA 4.25 million.

Special Operations of the Bank

     In addition to its ordinary resources, the Bank administers various special and trust funds for purposes consistent with the Bank's objective of promoting the economic development and social progress of its regional member countries. Under the Agreement, the total amount outstanding in respect of the special operations of the Bank relating to any special fund may not exceed the total amount of the unimpaired special resources pertaining to that special fund. The resources of special and trust funds are required at all times to be held, used, committed, invested or otherwise disposed of entirely separate from the ordinary capital resources of the Bank and from each other. Each of these funds is subject to its own special rules and regulations. Where such rules and regulations do not exist or apply, the special and trust funds are governed by the provisions of the Agreement and the financial regulations of the Bank.

     The two major funds administered by the Bank are the African Development Fund (ADF) and the Nigeria Trust Fund (NTF), both of which supplement the activities of the Bank. The Bank receives an administration fee for its services.

African Development Fund

     The ADF was established in 1972 pursuant to an agreement between the Bank and 15 non-regional members (the "ADF Agreement") to provide loans on concessionary terms to the RMCs. The ADF and all of its resources are separate and entirely independent from those of the Bank. The Bank assumes no liability for any of the obligations of the ADF. Participation in the ADF has increased since its establishment and now comprises the Bank, one regional member State Participant (South Africa), 24 non-regional member State Participants and the United Arab Emirates.

     The Agreement Establishing the ADF designates a Board of Governors as the ADF's highest policy making organ. The Board of Governors meets at least once annually. The ADF Board of Directors, which includes six non-regional members nominated by their constituencies and six executive directors representing the ADB, is responsible for overseeing the general operations of the ADF.

     The ADF uses the UA as the measure of the subscription of its participants and of its loans and for statistical and financial reporting purposes. Following amendment of the ADF Agreement, the UA of the ADF has been aligned with the UA of the Bank with effect from 1 January 1993. At 31 December 2004, the exchange rate was 1 UA = US$ 1.55301.

     The purpose of the ADF is to assist the Bank in making an effective contribution to the economic progress and social development of the regional member countries and to promote co-operation among them. The operations of the ADF supplement those of the Bank. In contrast to the lending policy of the Bank, the ADF provides long-term financing for projects on concessionary terms. The ADF's loan financing is directed primarily at those RMCs which, in the opinion of the ADF, are in the greatest need of such financing.

     The resources of the ADF consist of the subscriptions and periodic replenishments by the Bank and State Participants, other resources received by the ADF and funds derived from operations or otherwise accruing to the ADF. The ADF has benefited from contributions from Botswana and South Africa, in particular. The mobilization of external resources for ADF, is a triennial exercise. In mid-December 2004, State Participants reached agreement on the Tenth Replenishment of the Fund, covering the 3-year operational period 2005-2007. Total resources during this period, including internally generated resources, are expected to amount to around UA 4.6 billion.

     At 31 December 2004, the cumulative ordinary and special subscriptions to ADF amounted to UA 12,824.79 million of which UA 12.,661.45 million was fully paid-in. The Bank's subscription to the ADF at 31 December 2004 was UA 111.74 million, which was fully paid-in. The Bank has 50 per cent of the voting power of the ADF.

     For the year ended 31 December 2004, loans and grants approved amounted to UA 1.26 billion and the level of cumulative loans approved less fully repaid loans and less cancellations, amounted to UA 10.68 billion. ADF loans bear no interest charge, carry a service charge of 0.75 per cent per annum on outstanding balances, and attract a commitment fee of 0.50 per cent per annum on undisbursed commitments. Project loans have a 50-year repayment period, including a ten-year grace period; lines of credit have a twenty-year repayment period with a five-year grace period.

Nigeria Trust Fund

     The Agreement Establishing the Nigeria Trust Fund (the "NTF Agreement") was signed on 26 February 1976, between the Bank and the Federal Republic of Nigeria and became effective on 25 April 1976. The purpose of the NTF is to assist in the economic development of the most needy regional member countries of the Bank by the provision of funds on terms intermediate between those of the Bank and those of the ADF. NTF loans currently bear an interest rate of between 2 and 4 per cent, a repayment period of up to 25 years including a grace period of up to five years prior to the commencement of principal repayments and a commission of
0.75 per cent payable on undisbursed balances. The resources of the NTF come from contributions from the Federal Republic of Nigeria and the net income of the NTF.

     In April 2003 the ADB Board of Directors endorsed the Initiatives to Enhance the Development Effectiveness of the Nigeria Trust Fund. The enhancements subsequently approved by the Board of Governors include: (i) participation in the HIPC debt relief initiative by contributing 10 per cent of the annual net income of the NTF to the HIPC Trust Fund; (ii) an adjustment of the interest rate for NTF loans from 4 per cent to a range of 2 to 4 per cent to increase the concessionality of such loans; (iii) the execution of a Technical Cooperation Agreement (TCA) with the Bank Group for purposes of providing resources for the financing of technical and institutional support programs for the benefit of RMCs; and (iv) the introduction of more flexibility in the investment of the resources of the NTF, pending their use in financing projects.

     At 31 December 2004, the NTF had total assets of UA 368.22 million. At the same date the NTF had approved total loans, less cancellations, amounting to UA
304.6 million, of which UA 70.02 million was disbursed and outstanding.

Other Funds

     The Bank has been entrusted with the administration of other funds, namely the Mamoun Beheiry Fund (to reward outstanding employees of the Bank), the Arab Oil Fund (which is restricted to making concessionary loans to specific African countries affected by high oil prices), and the Special Emergency Assistance Fund (designed to provide assistance to African countries affected by drought and famine). The total resources and assets of these trust funds at 31 December 2004 amounted to UA 4.89 million.

     Litigation

     Two unfavourable awards in a total amount of 1.3 billion CFA Francs (approximately US$2 million) were made against the African Development Bank in 2002 resulting from litigation in the courts of Cote d'Ivoire involving claims of a single private sector borrower following cancellation by the Bank of a loan for noncompliance with loan conditions. The Bank's appeals in both matters remain pending. One of the cases has been transferred to the Cour Commune de Justice et d'Arbitrage (CCJA) an international court established under a regional treaty.

     Temporary Relocation

     The Board of Directors decided in February 2003 to evacuate the Bank's staff from Cote d'Ivoire following the deterioration in the security situation as assessed by the United Nations. The Board of Directors also decided to temporarily move the Bank's operations to the Temporary Relocation Agency in Tunis. The process of relocation was substantially completed by May 2003. The Bank's operations continued throughout the period of evacuation and relocation. In June 2003, the Board of Governors decided that the Bank should remain at the Temporary Relocation Agency for a minimum duration of two years.

                     RISK MANAGEMENT POLICIES AND PROCESSES

     As a development finance institution, the African Development Bank seeks to reduce its exposure to risks that are not essential to its core business of providing development finance and related assistance. To this end, the Bank has adapted its risk management policies, guidelines, and processes to reduce exposure to interest rate, currency, liquidity, counterparty, legal, and operational risks, while maximizing its capacity to assume the risks of extending credit to its public and private sector clients within its approved risk limits.

Risk Management Process

     The processes and procedures by which the Bank manages its risk profile continually evolve as its activities change in response to market, credit, product, and other developments. Its risk management is under the supervision of the Bank's Board of Directors. In addition to approving all risk management policies, the Board of Directors periodically reviews trends in the Bank's risk profiles and performance to ensure compliance with those policies. The Bank's risk management process is supported by an independent risk management team.

     The Asset and Liability Management Committee (ALCO) is the Bank's most senior management forum on risk management issues. ALCO is chaired by the Vice President for Finance and meets at least monthly to perform its oversight role. Among its key functions, the Committee reviews regular and ad hoc finance and risk management reports and projections, approves strategies to adjust the balance sheet, and confirms country and project credit risk ratings and the associated expected loss estimates. ALCO is supported by 7 standing working groups that report to the Committee on specific risk management issues. These working groups cover country risk, commercial credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

     Day-to-day operational responsibility for implementing the Bank's risk management policies and guidelines is delegated to the appropriate business units.

Credit Risk

     Credit risk, the potential default of one or more debtors, is the largest source of risk for the African Development Bank and is managed within an integrated framework of credit policies, guidelines, and processes. The foundation of the Bank's credit management framework is a systematic credit risk assessment based on a uniform internal credit risk rating scale that is calibrated to reflect the Bank's statistical loss expectations.

                        Internal Credit Risk Rating Scale

                                                                   International
Risk Rating              Range of Expected Loss     Risk Class       Equivalent
-----------              ----------------------   --------------   -------------
     1                            1-2%             Very Low Risk       A-BBB
--------------------------------------------------------------------------------
     2                            2-3%               Low Risk            BB
--------------------------------------------------------------------------------
     3                            3-5%             Moderate Risk         B
     4                            5-7%
--------------------------------------------------------------------------------
     5                            7-12%              High Risk          CCC
     6                           12-20%
--------------------------------------------------------------------------------
     7                           20-40%
     8                           40-60%           Very High Risk        CCC
     9                           60-80%
    10                           80-100%
--------------------------------------------------------------------------------

     The Bank manages 3 principal sources of credit risk: (i) sovereign credit risk on its public sector portfolio; (ii) non-sovereign credit risk on its portfolio of private sector and enclave projects; and (iii) counterparty credit risk on its portfolio of treasury investments and derivative instruments.

Managing Sovereign Credit Risk

     When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. Consequently, the expected loss rate on the Bank's public sector portfolio is derived from regular assessments of the ultimate collectibility risk of the sovereign guarantees from the borrowing member states. The credit risk ratings of the Bank's borrowing member states are updated quarterly by the credit management division.

     In 2004, the overall risk profile of the Bank's sovereign guaranteed portfolio deteriorated marginally. The portfolio's weighted-average risk rating showed a marginal weakening from 2.92 at the end of 2003 to 2.97 in 2004. The distribution of the sovereign portfolio across the Bank's 5 credit risk classes is shown in the table below.

       Risk Profile of the Outstanding Sovereign Guaranteed Loan Portfolio

                          Very Low              Moderate               Very High
                            Risk     Low Risk     Risk     High Risk     Risk
                          ------------------------------------------------------
2004                        28%         28%        21%        11%         12%
2003                        25%         32%        21%        16%          6%
2002                        21%         35%        23%        13%          8%
2001                        20%         37%        30%         6%          7%
2000                        19%         26%        42%         3%         10%
1999                        18%         32%        37%         4%          9%

     To ensure adequate diversification, the Bank maintains a prudent distribution of its sovereign guaranteed portfolio through its exposure management policies. For each eligible public sector borrower, the Bank applies an exposure limit that reflects the country's risk rating and its economic potential subject to a maximum loan equivalent exposure for any single country that is no more than 15 percent of the Bank's maximum sustainable portfolio.(1) The country exposure limits are reviewed annually and are used as a risk-based benchmark to plan the Bank's medium-term country assistance strategies.

     It is the Bank's policy that if a payment of principal, interest, or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Further, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.50 percent on the commitment fees charged on qualifying undisbursed ADB loans.

     Although the Bank benefits from the advantages of preferred creditor status and rigorously applies sanctions on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. In line with best practice, the Bank makes a general provision for the expected losses in its sovereign portfolio commensurate with the assessment of the collectibility risk inherent in the portfolio. The Bank's general provisioning rate of 8.84 per cent at the end of 2004 was within the range of expected losses for the sovereign portfolio and is considered appropriate at this time.

     To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for sovereign credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for all credit-sensitive assets (loans and equity investments) plus contingent liabilities (guarantees and client risk management products) in each risk class. At the end of 2004, the Bank's public sector portfolio required as backing, 47 percent of the Bank's total on-balance sheet risk capital.(2) This compares with 51 percent at the end of 2003 and reflects both the changes in the portfolio size and risk profile as well as continued strong growth of the Bank's risk capital base.

----------
(1) The maximum sustainable portfolio is the largest outstanding portfolio that can be supported by the current level of risk capital applying the Bank's capital adequacy policy.

(2) The Bank defines risk capital as the sum of paid-in capital, accumulated reserves plus general provisions net of translation adjustments. Reflecting a conservative approach to measuring capital adequacy for operational planning, the Bank does not include callable capital in its computation of risk capital

Managing Non-Sovereign Credit Risk

     When the Bank lends to private sector borrowers or to enclave projects, it does not benefit from full sovereign guarantees or the equivalent. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee. Consequently, the expected loss rate on its non-sovereign portfolio is derived from the assessment of the ultimate collectibility risk of each project loan including any security or guarantees. The credit management division assigns a credit rating for all new projects at entry and the risk ratings on all outstanding projects are updated quarterly.

     In 2004, the non-sovereign loan and equity portfolios continued to grow. By year-end the weighted-average risk rating improved from 3.7 in 2003 to 3.4 in 2004. The distribution of the non-sovereign portfolio across the Bank's 5 credit risk classes is shown in the table below.

     Risk Profile of the outstanding Non-Sovereign Loan and Equity Portfolio

                          Very Low              Moderate               Very High
                            Risk     Low Risk     Risk     High Risk     Risk
                          ------------------------------------------------------
2004                         14%       14%         55%        10%          6%
2003                          0%       20%         62%        10%          8%
2002                         19%        0%         58%        18%          5%
2001                          0%        0%         57%        26%         17%
2000                          0%        0%         68%        11%         21%
1999                          0%        0%         56%         8%         36%

     To ensure a prudent distribution of its non-sovereign portfolio, the Bank manages its lending activities within a framework of country, sector, client, and instrument exposure limits and risk profile benchmarks. In addition, the Bank generally requires a range of securities and guarantees from project sponsors to partially mitigate the credit risk for direct private sector loans.

     To cover the expected losses in the performing non-sovereign portfolio, the Bank makes a general provision on the total loan equivalent exposure based on individual project risk ratings. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment of each loan. At the end of 2004, the average general provisioning rate in the non-sovereign portfolio was equal to 3.8 per cent of the performing loan portfolio whereas the average specific provisioning rate was 83.8 per cent of the non-performing loan portfolio.

     In addition to lending, the Bank may make equity investments in private sector projects either directly or through investment funds. To the extent possible, equity investments are carried at fair value. In cases where an equity investment that is not fair valued is assessed as potentially non-performing, the Bank may make a provision based on accepted impairment tests measured against the Bank's carrying cost. At the end of 2004, the average provisioning rate for equity investments was equivalent to 2.7 per cent of the outstanding equity portfolio.

     The Bank maintains a conservative risk capital cushion for non-sovereign credit risks. At the end of 2004, the Bank's non-sovereign portfolio required as backing, approximately 4.1 per cent of the Bank's total on-balance sheet risk capital, compared to 3.1 per cent at the end of 2003. This was well below the limit of 20 percent for total non-sovereign operations.

Managing Counterparty Credit Risk

     In the normal course of its business, the Bank utilizes various financial instruments to meet the needs of its borrowers, to manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquidity prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty in the transaction may be unable to meet its obligation to the Bank.

     Reflecting a preference for minimizing exposure to counterparty credit risk, the Bank maintains eligibility criteria that limit the Bank's financial operations to counterparties with the very best credit ratings. For example, the minimum rating for counterparties for derivative instruments is AA- or the equivalent.

     In addition to these stringent rating standards, the Bank operates a framework of exposure limits based on the counterparty credit rating and size subject to a maximum of 8 percent of the Bank's total risk capital for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral. As a rule, the Bank executes master derivative agreements with close-out netting provisions with its derivative counterparties prior to undertaking any transactions. As shown below, the estimated potential counterparty credit exposure of the investment and derivative portfolios remained largely unchanged, with a small bias towards AAA credits.

         Credit Risk Profile of the Investment and Derivative Portfolio

                                                  AAA      AA      A      Others
                                                  ------------------------------
2004                                              62%      36%     2%        0%
2003                                              67%      27%     6%        0%
2002                                              68%      29%     3%        0%
2001                                              56%      41%     3%        0%
2000                                              52%      43%     4%        0%
1999                                              30%      64%     6%        0%

     To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risks as per the current BIS standards. At the end of 2004, the Bank's counterparty credit portfolio including all investments and derivative instruments, required as backing just over 1.7 percent of the Bank's total on-balance sheet risk capital. This is broadly unchanged from 2003.

Managing Liquidity Risk

     As a long-term development lender, the Bank holds sufficient liquid assets to enable it to continue normal operations even in the unlikely event that it is unable to obtain fresh resources from the capital markets for an extended period of time. To achieve this objective, the Bank computes a prudential minimum level of liquidity based on the projected net cash requirement for a rolling one-year period. The prudential minimum level of liquidity is updated quarterly and includes all potential debt service payments due to early redemption of swaps and borrowings with embedded options. To enable the Bank to take advantage of low-cost funding opportunities as they arise, the Bank's policy permits a judicious increase of liquid resources up to an operating level equal to the total of the minimum plus 50 percent of undisbursed and irrevocable commitments. Throughout 2004 the level of liquid assets remained well above the minimum prescribed by the Bank's liquidity policy.

     To strike the optimal balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio is invested in relatively liquid securities that can be readily sold if required. In addition to the core portfolio, the Bank maintains a second tranche of liquidity that is always invested in the most highly liquid securities to cover its expected operational cash-flow needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities designated as "held-to-maturity" investments (HTM). Only HTM investments with a remaining maturity of one year or less are considered as liquid investments against the Bank's minimum liquidity requirements.

Managing Currency Risk

     The Bank's risk management policies, based on the principles contained in the Agreement Establishing the Bank, seek to minimize currency exposures by requiring liabilities in any one currency (after swap activities) to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed. However, to facilitate loan repayment for its borrowers that may not have easy access to certain currencies, the Bank provides currency exchange services on an agency basis.

     Because a large part of its balance sheet is funded by equity resources, which are denominated in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. In line with this policy, throughout 2004 the Bank's currency alignment was adjusted within a band of +/- 1 percent of the risk-neutral position in each of the currencies making up the SDR composition. As a result, despite sharp movements in the values of the major currencies during the year, the Bank registered only a minor change in translation adjustments of less than 0.5 per cent of net assets.

     The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, CFA Francs and Tunisian Dinars. For 2004, the Bank's strategy of purchasing Euros in the forward market to cover the estimated amount of Euro and Euro-related expenses during the year partially mitigated the unfavorable impact of the sharp increase in the value of the Euro.

Managing Interest Rate Risk

     The Bank's exposure to interest rate risk can be traced to two principal sources: (i) the interest rate sensitivity of the net interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding those assets and (ii) the interest rate sensitivity of the interest margin the Bank earns on the assets funded by its equity resources. The Bank's principal rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates yet is adequately responsive to general market trends. It is understood that as an inevitable part of managing interest rate risk, the strategies that would help to stabilize the Bank's net interest margin (longer duration of equity) would often lead to increased volatility of the economic value of the Bank's equity on a mark-to-market basis.

Managing Operational Risk

     The Bank, like all financial institutions, is exposed to many types of operational risks, including potential losses arising from internal activities or external events caused by breakdowns in information, communication, physical safeguards, business continuity, supervision, transaction processing, settlement systems and procedures, and the execution of legal, fiduciary, and agency responsibilities. The Bank maintains a comprehensive system of internal controls and back-up procedures designed to keep operational risk at appropriate levels in view of the Bank's financial strength and the characteristics of the activities and markets in which it operates. These internal controls are periodically updated to conform to industry best practice.

     In 2004, internal control improvements focused on completing the implementation of the Bank's main treasury management Information Technology systems to reduce the ambient level of operational risk in the Bank's trading activities and to facilitate reporting of its financial instruments in compliance with international financial reporting standards. In addition, the Bank began the process of implementing COSO, an internationally recognized internal control framework, with a view to consolidate and enhance the existing internal control processes.

                           ADMINISTRATION OF THE BANK

Board of Governors

     All the powers of the Bank are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercise the voting power to which that member country is entitled. Each Governor and Alternate Governor serves for a term of five years, subject to termination of appointment or to reappointment at any time at the discretion of the appointing member country.

     The Board of Governors may delegate to the Board of Directors all its powers except certain specified powers, such as the power to increase or decrease the authorised capital and to approve, after reviewing the report of the auditors, the balance sheet and statement of income and expenses of the Bank.

     The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors. Meetings of the Board of Governors are called by the Board of Directors whenever requested by five members of the Bank, or by members having one-quarter of the total voting power of the members.

Board of Directors

     Without prejudice to the powers of the Board of Governors, the Board of Directors is responsible for the conduct of the general operations of the Bank, and, for this purpose, exercises all the powers delegated to it by the Board of Governors. The Board of Directors is composed of eighteen members who shall not be Governors or Alternate Governors. Twelve members are elected by the Governors representing the RMCs, and six members are elected by the Governors representing the non-regional member countries. Each Director appoints an Alternate Director who acts for him when he is not present. Directors and their Alternates are required to be nationals of member countries. An Alternate Director may participate in meetings of the Board of Directors but may vote only when he is acting in place of the absent Director.

     Members of the Board of Directors of the Bank as at 31 December 2004 are listed below. Directors are elected for a term of three years and may be re-elected provided that no Director shall serve for more than two three-year terms.

Board of Directors - Countries Represented as at 31 December 2004

Regional Member Countries

F. Samir              Morocco, Togo and Tunisia
F.B. L. Mansaray      Ghana, Gambia, Liberia, Sierra Leone and Sudan
B. R. R Kukuri        Botswana, Angola, Mozambique, Namibia and Zimbabwe
G. Zirimwabagabo      Kenya, Eritrea, Ethiopia, Uganda, Tanzania, Rwanda and
                      Seychelles
F.A.H. Shakweer       Egypt and Djibouti
P.E. Ginindza         South Africa, Malawi, Mauritius, Lesotho, Swaziland and
                      Zambia
A. Fontes             Cape Verde, Benin, Burkina Faso, Chad, Comoros, Gabon,
                      Mali, Niger and Senegal
P.H. Dacoury-Tabley   Cote d'Ivoire, Guinea and Equatorial Guinea
A.T. Tabib            Libya, Mauritania and Somalia
H.J.C. Andze-Olinga   Cameroon, Burundi, Central African Republic, Congo and
                      Dem. Rep. of Congo
O. Bougara            Algeria, Guinea Bissau and Madagascar
M.L. Sani             Nigeria and Sao Tome & Principe

Non-Regional Member Countries

V. Ducklau            Germany, The Netherlands, Portugal and The United Kingdom
A. M. Wiig            Denmark, Finland, India, Norway, Sweden and Switzerland
F. Perrault           France, Italy and Belgium
Y. Yoneyama           Japan, Argentina, Austria, Brazil and Saudi Arabia
C.S. Perry            United States of America
F. Arsenault          Canada, China, Korea, Kuwait, and Spain

President and Management

     The Board of Governors, on the recommendation of the Board of Directors, elects the President of the Bank by a vote of a majority of the total voting power of the members, including a majority of the total voting power of the regional member countries. The Agreement provides that the President shall be a national of a regional member country. On the recommendation of the President of the Bank, the Board of Directors appoints one or more Vice-Presidents. The President is elected for a term of five years and may be re-elected provided that no person may be elected President for more than two successive five-year terms.

     The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of a tie. He may participate in meetings of the Board of Governors but has no vote. He is also the chief executive officer of the Bank and conducts, under the direction of the Board of Directors, the current business of the Bank. The President is the legal representative of the Bank. The principal officers of the Bank as at 31 December 2004 are listed below.

Principal Officers as at 31 December 2004

Presidency
O. Kabbaj           President
Vacant              Director of Cabinet of the President
C.I. Fall           Secretary General
A. Akin-Olugbade    General Counsel and Director, Legal Department
G. Giorgis          Director, Operations Evaluation Department
E.R. Ouko           Director, Internal Audit Department
J. Nabina           Ombudsman

Corporate Management
O. Kane             Vice President
Vacant              Director, Human Resources Management Department
I. N'diaye          Director, Information Management and Methods Department
A.R. Rakotobe       Director, General Services and Procurement Department
V.N. Mbarga         Head, Language Services Unit

Finance
T. de Longuemar     Vice President
C. Boamah           Director, Financial Control Department
A. Oteh             Director, Treasury Department
T. Turner           Director, Financial Management Department

Policy, Planning and Research
C. Boucher          Vice President
P. Afrika           Director, Operations Policies and Review Department
J. K. Litse         Director, Planning and Budgeting Department
H. Kifle            Director, Development Research Department
Y. Vyas             Head, Sustainable Development and Poverty Reduction Unit
J. Mensah-Quainoo   Head, Procurement Unit

Operations, Central and West
O.O. Ogunjobi       Vice President
Z. El Bakri         Director, Social Development Department
L. Chakroun         Director, Country Operations - Central Department
G. Mbesherubusa     Director, Infrastructure Department
C.D. Spencer        Director, Agriculture and Rural Development
J.M. Gharbi         Director Country Operations - West Department

Operations, North, East and South
T. Nkodo            Vice President
K. Bedoumra         Director, Infrastructure Department
L. Borin            Director, Private Sector Department
G.E. Taylor-Lewis   Director, Country Operations - ADB Department
A. Hamer            Director, Social Development Department
B. B. Sidibe        Ag. Director, Country Operations - ADF Department
B.B. Sidibe         Director, Agriculture and Rural Development Department

             THE AGREEMENT ESTABLISHING THE AFRICAN DEVELOPMENT BANK

     The Agreement constitutes the Bank's governing charter and establishes the status, immunities, exemptions and privileges of the Bank, describes its purpose, membership, capital structure and organisation, authorises the kinds of transactions in which it may engage and prescribes limitations on such transactions. The Agreement also contains, among other things, provisions with respect to the admission of additional members, the increase of the authorised capital stock, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of member countries and the suspension and termination of the operations of the Bank.

     The Agreement may be amended only by a resolution of the Bank's Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the member countries, including two-thirds of the regional members having three-quarters of the total voting power of the regional members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the pre-emptive rights to subscribe capital stock or the limitation on the liability of the member countries. No such amendment has been made to the Agreement to date. The Agreement provides that any question of interpretation of its provisions arising between any member country and the Bank or between member countries shall be referred to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors whose decision shall be final.

Membership of the Bank

     Any African country that has the status of an independent state may become a regional member of the Bank. The geographical area to which the regional membership and the development activities of the Bank extend consists of the continent of Africa and the African islands. Non-regional countries that are, or become, participants in the ADF or that have made, or are making, contributions to the ADF may be admitted to the Bank.

     Although any member may withdraw from the Bank by delivering written notice, any such member remains liable for all direct and contingent obligations to the Bank (including its obligations in respect of callable capital) so long as any part of the loans or guarantees contracted before the termination date is outstanding. No member has withdrawn from the Bank since its establishment. However, membership of the former Yugoslavia has been suspended by the Bank's Board of Directors, in conformity with resolutions and determinations of the UN General Assembly (see Note G of the financial statements included herein).

Legal Status, Immunities and Privileges

     The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

     The Bank has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. It is immune from every form of legal process, except in cases arising out of the exercise of its borrowing powers when it may be sued only in a court of competent jurisdiction in the territory of a member in which it has its principal office, or in the territory of a member or non-member where it has appointed an agent for the purpose of accepting service or notice of process or has issued or guaranteed securities. No actions against the Bank may be brought by members or persons acting for or deriving claims from members.

     The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Directors, Alternate Directors, officers and employees of the Bank and experts and consultants performing missions for the Bank are immune from legal process with respect to acts performed by them in their official capacity. The Agreement enables the Board of Directors to waive any of these immunities where in its opinion it would further the interest of the Bank to do so.

     The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are exempt from all taxation and from all customs duties in the member states. The Bank is also exempt from any other obligation relating to the payment, withholding or collection of any tax or duty.

                      GENERAL DESCRIPTION OF THE SECURITIES

     Each prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement will include the following information regarding the terms of Offered Securities: (a) the aggregate principal amount, (b) status (and subordination, in the case of subordinated securities), (c) the maturity date, (d) the interest rate, (e) the currency or currencies, including composite currencies, of denomination and payment, (f) the dates on which such interest will be payable, (g) the redemption dates and prices and provisions for a sinking fund, if applicable, (h) the form and denomination and (i) the fiscal or paying agent or agents with respect to the securities.

     Securities will be repayable from the ordinary capital resources of the Bank. The Board of Directors of the Bank has authorised the issuance of two classes of debt securities, senior ("Senior Securities") and subordinated ("Subordinated Securities"). All debt securities of the Bank are Senior Securities unless by their terms they are expressly subordinated in right of payment to other debt securities of the Bank. Both classes of debt securities rank pari passu except in the event of a call on the callable capital of the Bank, whereupon the holders of Subordinated Securities of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

     The Securities will not be the obligation of any government, and their terms and conditions will contain a statement to that effect. The specific terms and conditions of each issue of Offered Securities will be set forth or referred to in the prospectus, offering circular or supplemental information statement relating to the Offered Securities.

     The Securities will not contain any limitations on the right of the Bank to issue any other bonds, notes or obligations.

                                    TAXATION

     The Securities and the interest on them generally will not be exempt from taxation.

     Under the Agreement, the Securities and the interest paid on them are not subject to any tax by a member of the Bank (i) which discriminates against the Securities solely because they are issued by the Bank or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any taxes on any interest on the securities it issues, including the Securities.

      REPORT OF THE EXTERNAL AUDITORS AND ADB FINANCIAL STATEMENTS FOR THE
                      YEARS ENDED 31 DECEMBER 2004 AND 2003

                             TABLE OF CONTENTS PAGES

Reports of the External Auditors                                              37

Balance Sheet - Assets                                                        40

Balance Sheet - Liabilities, Reserves and Capital                             41

Statement of Income and Expenses                                              42

Statement of Comprehensive Income and Changes in Reserves                     43

Statement of Cash Flow                                                        44

Notes to the Financial Statements                                             45

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF GOVERNORS OF THE AFRICAN DEVELOPMENT BANK

We have audited the financial statements of the African Development Bank (the
Bank) for the year ended 31 December 2004 which comprise the Balance Sheet, the Statement of Income and Expenses, the Statement of Comprehensive Income and Changes in Reserves, the Statement of Cash Flows and the related Notes A to X. These financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement Establishing the Bank.

This report is made solely to the Bank's Board of Governors, as a body, in accordance with Article 32(d) of the Agreement Establishing the Bank. Our audit work has been undertaken so that we might state to the Bank's Board of Governors those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and its Board of Governors as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of management and auditors

The Bank's management is responsible for the preparation of the financial statements in accordance with International Financial Reporting Standards.

Our responsibility is to audit the financial statements in accordance with International Standards on Auditing.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. It also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2004 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.


Deloitte & Touche LLP
------------------------
Deloitte & Touche LLP
Chartered Accountants
London
30 March 2005

[Deloitte(R) LOGO]

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF GOVERNORS OF THE AFRICAN DEVELOPMENT BANK

We have audited the financial statements of the African Development Bank (the
Bank) for the year ended 31 December 2003 which comprise the Balance Sheet, the Statement of Income and Expenses, the Statement of Comprehensive Income and Changes in Reserves, the Statement of Cash Flows and the related Notes A to Y. These financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement Establishing the Bank.

This report is made solely to the Bank's Board of Governors, as a body, in accordance with Article 32(d) of the Agreement Establishing the Bank. Our audit work has been undertaken so that we might state to the Bank's Board of Governors those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and its Board of Governors as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of management and auditors

Management is responsible for the preparation of the financial statements in accordance with International Financial Reporting Standards. Our responsibility is to audit the financial statements in accordance with International Standards on Auditing. We report to you our opinion as to whether the financial statements are presented fairly in all material respects.

We read the other information published with the financial statements and consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information unless we specifically indicate in writing otherwise.

Basis of audit opinion

We conducted our audits in accordance with International Standards on Auditing. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. It also includes an assessment of the financial statements and of whether the accounting policies are appropriate to the Bank's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the state of affairs of the Bank as at 31 December 2003 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.


Deloitte & Touche LLP
------------------------
Deloitte & Touche LLP
Chartered Accountants
London
31 March 2004

                                                        [Deloitte & Touche LOGO]

Deloitte & Touche
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

Tel: National 020 7936 3000
International + 44 20 7936 3000
Fax (Gp.3): 020 7583 1198
LDE : DX 599
www.deloitte.co.uk

                INDEPENDENT AUDITORS' REPORT TO THE GOVERNORS OF
                          THE AFRICAN DEVELOPMENT BANK

     We have audited the financial statements of the African Development Bank (the Bank) for the year ended 31 December 2002 which comprise the Balance Sheet, the Statement of Income and Expenses, the Statement of Comprehensive Income and Changes in Reserves, the Statement of Cash Flows and the related Notes A to Y. These financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement Establishing the Bank.

     This report is made solely to the Bank's Board of Governors, as a body, in accordance with Article 32(d) of the Agreement Establishing the Bank. Our audit work has been undertaken so that we might state to the Bank's Board of Governors those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and its Board of Governors as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of management and auditors

     Management is responsible for the preparation of the financial statements in accordance with International Financial Reporting Standards. Our responsibility is to audit the financial statements in accordance with International Standards on Auditing.

     We report to you our opinion as to whether the financial statements are presented fairly in all material respects.

     We read the other information published with the financial statements and consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information unless we specifically indicate in writing otherwise.

Basis of audit opinion

     We conducted our audit in accordance with International Standards on Auditing. An audit includes examining, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the financial statements and of whether the accounting policies are appropriate to the Bank's circumstances, consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

     In our opinion the financial statements present fairly, in all material respects, the state of the Bank's affairs as at 31 December 2002 and of its profit for the year then ended and have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Deloitte & Touche
Chartered Accountants
London

31 March 2003

                            AFRICAN DEVELOPMENT BANK

                                  BALANCE SHEET

                                     ASSETS

                                                                 For the years ended 31 December,
                                ---------------------------------------------------------------------------------------------------
                                         2004                       2003                     2002                    2001
                                ---------------------------------------------------------------------------------------------------
                                     UA          US$          UA           US$          UA          US$          UA          US$
                                ---------------------------------------------------------------------------------------------------
                                                               (Expressed in Thousands of UA & US$ - Note B)
Due from Banks                      43,800       68,022       66,540       98,876      89,178      121,239      92,968      116,836
Demand Obligations                   3,909        6,071        3,800        5,647       6,830        9,285      27,940       35,113
Amounts Receivable from
   Currency Swaps
Currency swaps receivable
Borrowings (Notes B & O)           273,564      424,848      214,184      318,271     143,110      194,561     132,278      166,238
Currency swaps receivable
Investments (Notes B & I)            1,226        1,904       39,726       59,032       6,000        8,157       3,490        4,386
                                ---------------------------------------------------------------------------------------------------
                                   274,790      426,752      253,910      377,303     149,110      202,718     135,768      170,624

Investments (Notes B & I)        4,435,417    6,888,247    4,135,862    6,145,767   1,972,621    2,681,818   2,071,256    2,603,010
Non Negotiable Instruments on
   Account of Capital (Note H)      31,180       48,423       41,809       62,127      57,481       78,147      62,782       78,900
Accounts Receivable
Accrued income on loans and
   Investments                     158,257      245,775      168,704      250,689     213,730      290,570     301,375      378,747
Other Amounts receivable           130,790      203,118       35,196       52,300      51,446       69,942      31,865       40,046
                                ---------------------------------------------------------------------------------------------------
                                   289,047      448,893      203,900      302,989     265,176      360,512     333,240      418,793
Loans (Note B, J, S & T)
Disbursed and Outstanding        5,222,545    8,110,665    5,612,240    8,339,620   5,967,662    8,113,156   6,465,811    8,125,779
Less: Accumulated Provision
   for Loan Loss                  (450,085)    (698,987)    (469,090)    (697,054)   (491,664)    (668,427)   (494,169)    (621,037)
                                ---------------------------------------------------------------------------------------------------
                                 4,772,460    7,411,678    5,143,150    7,642,567   5,475,998    7,444,729   5,971,642    7,504,742
Equity Participation (Note K)
   ADF                             111,741      173,535      111,741      166,044     111,741      151,914     111,741      140,428
Other Institutions                  67,684      105,114       70,361      104,554      70,066       95,256      66,742       83,877
                                ---------------------------------------------------------------------------------------------------
                                   179,425      278,649      182,102      270,598      181,80      247,170     178,483      224,305
Less: Accumulated Provision
   for Equity Losses                (4,247)      (6,596)     (17,878)     (26,566)    (17,969)     (24,429)    (18,918)     (23,775)
                                ---------------------------------------------------------------------------------------------------
                                   175,178      272,053      164,224      244,032     163,838      222,741     159,565      200,530
Other Assets
Fixed Assets (Note L)               17,605       27,341       20,773       30,868      16,332       22,204      17,952       22,561
Miscellaneous                          533          828          571          848         363          493         430          540
                                ---------------------------------------------------------------------------------------------------
                                    18,138       28,168       21,344       31,717      16,695       22,697      18,383       23,102
                                ---------------------------------------------------------------------------------------------------
TOTAL ASSETS                    10,043,919   15,598,307   10,034,539   14,911,024   8,196,927   11,143,886   8,873,543   11,151,648
                                ---------------------------------------------------------------------------------------------------

     The accompanying notes to the Financial Statements form part of this statement.

                            AFRICAN DEVELOPMENT BANK

                                  BALANCE SHEET

                        LIABILITIES, RESERVES AND CAPITAL

                                                 For the years ended 31 December,
                                      -----------------------------------------------------
                                                 2004                       2003*
                                      -----------------------------------------------------
                                           UA           US$            UA           US$
                                      -----------------------------------------------------
                                          (Expressed in Thousands of UA & US$ - Note B)
Accounts Payable
Accrued Financial charges                 182,812       283,909        95,031       141,213
Other Accounts payable                    128,685       199,849        99,736       148,205
                                      -----------------------------------------------------
                                          311,497       483,758       194,767       289,418
Securities Sold under Agreements
   to Repurchase and Payable for
   Cash Collateral Received                 9,295        14,435       113,907       169,262
Amount Payable for Currency Swaps
Currency swaps payable
   Borrowings (Notes B & O)               495,634       769,725       336,395       499,873
Currency swaps payable
   Investments (Notes B & I)               17,609        27,347        59,690        88,698
                                      -----------------------------------------------------
                                          513,243       797,072       396,085       588,570
Borrowings (Notes N)                    5,649,888     8,774,333     5,864,778     8,714,884

Embedded derivatives                        7,260        11,275       (65,667)      (97,579)

Equity Capital (Notes G, V, & W)
   (in shares of UA 10,000 each)
   Authorized                          21,870,000    33,964,329    21,870,000    32,498,164
Less: Unsubscribed                       (272,106)     (422,583)     (306,296)     (455,147)
                                      -----------------------------------------------------
Subscribed Capital                     21,597,894    33,541,745    21,563,704    32,043,017
Less: Callable Capital                (19,374,628)  (30,088,991)  (19,382,767)  (28,802,210)
                                      -----------------------------------------------------
Paid-up Capital                         2,223,266     3,452,754     2,180,937     3,240,807
Add: Amounts paid in advance                  338           525           263           391
                                      -----------------------------------------------------
                                        2,223,604     3,453,279     2,181,200     3,241,198
Less: Amounts in arrears                  (10,099)      (15,684)      (12,698)      (18,869)
                                      -----------------------------------------------------
                                        2,213,505     3,437,595     2,168,502     3,222,329
Cumulative Exchange Adjustment on
   Subscriptions (Note G)                (147,203)     (228,608)     (145,330)     (215,956)
                                      -----------------------------------------------------
                                        2,066,302     3,208,988     2,023,172     3,006,373
Reserves
Special Reserve (Note F)                       --            --            --            --
General Reserve (Note F)                1,847,034     2,868,462     1,862,521     2,767,650
Net Income for the year after
   appropriation to Special Reserve
   (Note F)                               107,374       166,753        96,686       143,672
Cumulative Currency Translation
   Adjustment (Note B)                   (467,974)     (726,768)     (451,710)     (671,228)
                                      -----------------------------------------------------
Total Reserves                          1,486,434     2,308,447     1,507,497     2,240,095
                                      -----------------------------------------------------
Total Equity                            3,552,736     5,517,435     3,530,669     5,246,468
                                      -----------------------------------------------------
TOTAL LIABILITIES & EQUITY             10,043,919    15,598,307    10,034,539    14,911,024
                                      -----------------------------------------------------

                                                 For the years ended 31 December,
                                      -----------------------------------------------------
                                                 2002                        2001
                                      -----------------------------------------------------
                                           UA           US$            UA           US$
                                      -----------------------------------------------------
                                          (Expressed in Thousands of UA & US$ - Note B)
Accounts Payable
Accrued Financial charges                  90,964       123,667       137,706       173,059
Other Accounts payable                    141,380       192,209       245,275       308,245
                                      -----------------------------------------------------
                                          232,344       315,876       382,981       481,304
Securities Sold under Agreements
   to Repurchase and Payable for
   Cash Collateral Received                    --            --            --            --
Amount Payable for Currency Swaps
Currency swaps payable
   Borrowings (Notes B & O)                41,606        56,564        49,469        62,169
Currency swaps payable
   Investments (Notes B & I)               20,226        27,498        15,338        19,276
                                      -----------------------------------------------------
                                           61,832        84,062        64,807        81,445
Borrowings (Notes N)                    4,455,040     6,056,716     5,211,280     6,549,172

Embedded derivatives                           --            --            --            --

Equity Capital (Notes G, V, & W)
   (in shares of UA 10,000 each)
   Authorized                          21,870,000    29,732,702    21,870,000    27,484,685
Less: Unsubscribed                       (360,119)     (489,589)     (378,991)     (476,289)
                                      -----------------------------------------------------
Subscribed Capital                     21,509,881    29,243,113    21,491,009    27,008,396
Less: Callable Capital                (19,375,525)  (26,341,414)  (19,395,208)  (24,374,540)
                                      -----------------------------------------------------
Paid-up Capital                         2,134,356     2,901,700     2,095,801     2,633,856
Add: Amounts paid in advance                  241           328           253           318
                                      -----------------------------------------------------
                                        2,134,597     2,902,027     2,096,054     2,634,174
Less: Amounts in arrears                   (9,533)      (12,960)      (18,249)      (22,934)
                                      -----------------------------------------------------
                                        2,125,064     2,889,067     2,077,805     2,611,240
Cumulative Exchange Adjustment on
   Subscriptions (Note G)                (141,991)     (193,040)     (129,612)     (162,887)
                                      -----------------------------------------------------
                                        1,983,073     2,696,027     1,948,193     2,448,353
Reserves
Special Reserve (Note F)                       --            --       299,456       376,335
General Reserve (Note F)                1,693,413     2,302,229     1,214,403     1,526,177
Net Income for the year after
   appropriation to Special Reserve
   (Note F)                               226,060       307,333       201,554       253,299
Cumulative Currency Translation
   Adjustment (Note B)                   (454,835)     (618,357)     (449,131)     (564,436)
                                      -----------------------------------------------------
Total Reserves                          1,464,638     1,991,205     1,266,282     1,591,375
                                      -----------------------------------------------------
Total Equity                            3,447,711     4,687,232     3,214,475     4,039,728
                                      -----------------------------------------------------
TOTAL LIABILITIES & EQUITY              8,196,927    11,143,886     8,873,543    11,151,648
                                      -----------------------------------------------------

The accompanying notes to the Financial Statements form part of this Statement.*

Restated as per Note B

                            AFRICAN DEVELOPMENT BANK

                           ORDINARY CAPITAL RESOURCES

                        STATEMENT OF INCOME AND EXPENSES

                                                                For the years ended 31 December,
                                     -------------------------------------------------------------------------------------
                                             2004                 2003*                  2002                  2001
                                     -------------------------------------------------------------------------------------
                                        UA         US$        UA         US$        UA         US$        UA         US$
                                     -------------------------------------------------------------------------------------
                                                         (Expressed in Thousands of UA & US$ - Note B)
OPERATIONAL INCOME & EXPENSES
Income on loans
Interest                              300,500    466,680    315,052    468,158    389,002    528,856    433,719    545,068
Commitment charges                      6,586     10,228      7,795     11,583     20,325     27,632      7,993     10,045
Statutory commission                    3,428      5,324      2,608      3,875      5,492      7,466      6,107      7,675
Income from investments (Note I)      123,567    191,901     99,767    148,251     74,011    100,619    121,318    152,464
                                     -------------------------------------------------------------------------------------
Total Income from loans and
   investments                        434,081    674,132    425,222    631,867    488,830    664,574    569,137    715,252
                                     -------------------------------------------------------------------------------------
Borrowing expenses (Note O)
   Interest                          (195,561)  (303,708)  (215,308)  (319,941)  (254,309)  (345,738)  (345,205)  (433,830)
Amortisation of issuance costs         (3,287)    (5,105)    (4,284)    (6,366)    (4,377)    (5,951)    (4,246)    (5,336)
Provision for loan losses (Note J)     18,154     28,193     21,507     31,959     (3,492)    (4,747)   (53,799)   (67,611)
                                     -------------------------------------------------------------------------------------
Net operational income                253,387    393,513    227,137    337,519    226,652    308,138    165,887    208,475
                                     -------------------------------------------------------------------------------------
Other Expenses, net Administrative
   expenses (Note M)                   37,084     57,592     45,136     67,071    113,831    154,755    103,540    130,122
                                     -------------------------------------------------------------------------------------
Other income                           (7,392)   (11,480)    (2,617)    (3,889)    (1,248)    (1,697)    (1,404)    (1,764)
Depreciation                            6,417      9,966      5,571      8,278      5,509      7,490      5,624      7,068
Provisions for equity investments      (3,457)    (5,369)     1,682      2,499         56         76      5,875      7,383
Sundry Expenses                           836      1,298       (968)    (1,438)     1,208      1,642         91        114
                                     -------------------------------------------------------------------------------------
Total other expenses (net)             33,488     52,007     48,804     72,521     37,797     51,386     40,538     50,945
                                     -------------------------------------------------------------------------------------
Operating Income                      219,899    341,505    178,333    264,997    188,855    256,752    125,349    157,530
Unrealised net gains on
   non-trading derivatives - IAS
   39 adjustment (Notes B & O)       (112,525)  (174,752)   (81,647)  (121,325)    37,205     50,581     82,312    103,444
                                     -------------------------------------------------------------------------------------
Net Income                            107,374     166753     96,686    143,672    226,060    307,333    207,661    260,974
                                     -------------------------------------------------------------------------------------

The accompanying notes to the Financial Statements form part of this Statement.

* Restated as per Note B

                            AFRICAN DEVELOPMENT BANK

            STATEMENT OF COMPREHENSIVE INCOME AND CHANGES IN RESERVES

                                                                  For the years ended 31 December,
                                   ---------------------------------------------------------------------------------------------
                                            2004                   2003**                   2002                    2001
--------------------------------------------------------------------------------------------------------------------------------
                                       UA         US$          UA         US$          UA         US$          UA         US$
--------------------------------------------------------------------------------------------------------------------------------
                                                           (Expressed in Thousands of UA & US$ - Note B)
Net Income Before Restatement        107,374     166,753     117,412     174,471     226,060     307,333     207,661     260,974
Restatement (Note B)                      --          --     (20,726)    (30,798)
Net Income After Restatement         107,374     166,753      96,686     143,673     226,060     307,333     207,661     260,974
Other Comprehensive Income/
   (Losses):
IAS 39 Transition Adjustment                                      --          --          --          --     (10,797)    (13,569)
Currency Translation Adjustment      (16,264)    (25,258)      3,125       4,644      (5,704)     (7,755)    (28,367)    (35,650)
Fair Valuation of Equity Invests       2,467       3,831          --          --          --          --          --          --
--------------------------------------------------------------------------------------------------------------------------------
Total Other Comprehensive
   Income/(Loss)                     (13,797)    (21,427)      3,125       4,644      (5,704)     (7,755)    (39,164)    (49,219)
--------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                  93,577     145,326      99,811     148,316     220,356     299,578     168,497     211,755
--------------------------------------------------------------------------------------------------------------------------------
Reserves at 1 January:
General                            1,959,207   3,042,668   1,919,473   2,852,279   1,415,957   1,925,022   1,241,200   1,559,853
Special                                   --          --          --          --     299,456     407,116     293,349     368,660
Cumulative Currency Translation
   Adjustment (CCTA)                (451,710)   (701,510)   (454,835)   (675,871)   (449,131)   (610,603)   (420,764)   (528,787)
--------------------------------------------------------------------------------------------------------------------------------
Total Reserves at 1 January        1,507,497   2,341,158   1,464,638   2,176,408   1,266,282   1,721,536   1,113,785
--------------------------------------------------------------------------------------------------------------------------------
Board of Governors-approved
   allocation/transfers:
Post Conflict Countries Fund         (45,000)    (69,885)         --          --          --          --          --          --
Post Conflict Assistance- DRC        (53,640)    (83,303)    (12,952)    (19,246)         --          --          --          --
African Development Fund*            (10,000)    (15,530)    (25,000)    (37,149)    (10,000)    (13,595)    (10,000)    (12,567)
Highly Indebted Poor Countries        (6,000)     (9,318)     (9,000)    (13,374)     (6,000)     (8,157)     (6,000)     (7,540)
Special Relief Fund                       --          --     (10,000)    (14,860)     (5,000)     (6,798)         --          --
Technical Assistance Fund for
   ADB-only countries                     --          --          --          --      (1,000)     (1,360)         --          --
Total net income
   allocation/ transfers            (114,640)   (178,037)    (56,952)    (84,629)    (22,000)    (29,909)    (16,000)    (20,108)
--------------------------------------------------------------------------------------------------------------------------------
Reserves at the end of the year    1,486,434   2,308,447   1,507,497   2,240,095   1,464,638   1,991,205   1,266,282   1,591,375
--------------------------------------------------------------------------------------------------------------------------------
Reserves at the end of the year
   composed of:
General                            1,954,408   3,035,215   1,959,207   2,911,323   1,919,473   2,609,562   1,415,957   1,779,476
Special                                   --          --          --          --          --          --     299,456     376,335
Cumulative Currency Translation
   Adjustment (CCTA)                (467,974)   (726,768)   (451,710)   (671,228)   (454,835)   (618,358)   (449,131)   (564,436)
--------------------------------------------------------------------------------------------------------------------------------
TOTAL RESERVES AT THE
   END OF THE YEAR                 1,486,434   2,308,447   1,507,497   2,240,095   1,464,638   1,991,204   1,266,282   1,591,375
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes to the financial statements form part of this Statement.

* Figure for 2003, includes an exceptional additional allocation in 2003 of UA 15 million relating to the temporary relocation of the Bank group to Tunis.

** Restated as per Note B

                            STATEMENT OF CASH FLOWS
           FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, 2002 AND 2001
                (Expressed in thousands of UA and US$ - Note B)

                                              2004                   2003*                   2002                    2001
----------------------------------------------------------------------------------------------------------------------------------
                                          UA        US$         UA          US$         UA          US$         UA          US$
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM:

OPERATING ACTIVITIES:

   Net income                           107,374    166,753      96,686     143,672     226,060     307,333     207,661     260,973
Adjustments to reconcile net income
   to net cash provided by
   operating activities:
   Depreciation                           6,417      9,966       5,571       8,278       5,509       7,490       5,624       7,067
   Provision for loan losses            (18,154)   (28,193)    (21,507)    (31,958)      3,492       4,747      53,799      67,611
   Unrealized gains on investments
      and asset swaps                    (4,421)    (6,866)     (6,388)     (9,491)      4,173       5,673     (11,695)    (14,698)
   Amortization of discount or
      premium on held-to-maturity        10,289     15,979       7,527      11,185
   Amortization of borrowing costs        3,287      5,105       4,284       6,366       4,377       5,951       4,246       5,336
   Provision for equity losses           (3,457)    (5,369)      1,682       2,499          56          76       5,875       7,383
   Derivative asset movement            112,525    174,752      81,647     121,325     (45,313)    (61,604)    (35,590)    (44,727)
   Prior year restatement of
      derivative asset                   20,726     32,188          --          --          --          --          --          --
   Profit on disposal of equity
      investments                        (2,641)    (4,101)         --          --          --          --          --          --
   Losses/(gains) on exchange               836      1,298        (968)     (1,438)      1,208       1,642          91         114
   Changes in accrued income on
      loans and investments              10,447     16,224      45,027      66,909      87,646     119,156    (156,603)   (196,807)
   Changes in accrued financial
      charges                            87,872    136,466       3,007       4,468     (50,646)    (68,854)     (9,982)    (12,545)
   Changes in other receivables and
      payables                          (34,777)   (54,009)    (37,866)    (56,268)   (121,994)   (165,853)    108,002     135,729
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating
   activities                           296,323    460,193     178,702     265,546     236,562     321,611      63,426      79,707
----------------------------------------------------------------------------------------------------------------------------------

INVESTING, LENDING AND DEVELOPMENT
   ACTIVITIES:

   Disbursements on loans              (630,235)  (978,761)   (652,322)   (969,331)   (499,769)   (679,446)   (484,754)   (609,205)
   Repayments of loans                1,012,537  1,572,480   1,028,903   1,528,919   1,002,691   1,363,178     492,956     619,513
   Investments maturing after 3
      months of acquisition:
      Held-to-maturity portfolio       (265,890)  (412,930)   (655,777)   (974,465) (1,165,278) (1,584,219)         --          --
      Trading portfolio                (234,384)  (364,001) (1,050,548) (1,561,083)
   Payment of allocation of net
      income                           (114,640)  (178,037)    (56,952)    (84,629)    (22,000)    (29,909)         --          --
   Changes in other assets               (3,255)    (5,055)    (10,192)    (15,145)      1,687       2,294      (8,392)    (10,547)
   Equity participations disposals        4,133      6,419          --          --          --          --          --          --
   Equity participations
      acquisitions                      (11,969)   (18,588)     (6,706)     (9,965)     (6,308)     (8,576)     (4,551)     (5,719)
----------------------------------------------------------------------------------------------------------------------------------

Net cash used in investing, lending
   and development activities          (243,703)  (378,473) (1,403,594) (2,085,699)   (810,971) (1,102,531)    103,261     127,771
----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:

   New issues on borrowings             432,550    671,754   2,189,615   3,253,702     944,141   1,283,579   1,584,223   1,990,941
   Repayments on borrowings            (579,728)  (900,323)   (677,152) (1,006,228) (1,649,270) (2,242,216) (1,565,866) (1,967,871)
   Net cash from currency swaps         (60,778)   (94,389)    (41,683)    (61,940)    (31,953)    (43,441)    (50,279)    (63,187)
   Net cash from capital
      subscriptions                      54,920     85,291      57,144      84,914      52,560      71,456      78,283      98,381
----------------------------------------------------------------------------------------------------------------------------------
Net cash (used in)/provided by
   financing activities                (153,036)  (237,666)  1,527,924   2,270,448    (684,522)   (930,621)     46,361      58,264
Effect of exchange rate changes on:
   Cash and investments                  (5,035)    (7,819)     15,253      22,666      (2,202)     (2,994)    (33,779)    (42,449)
----------------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash and
   investments                         (105,451)  (163,766)    318,285     472,962  (1,265,906) (1,721,025)    179,269     225,293
Cash and investments at beginning of
   the year                             637,113    989,443     318,828     473,769   2,132,162   2,898,717   1,952,893   2,454,259
----------------------------------------------------------------------------------------------------------------------------------
Cash and investments at the end of
   the year                             531,662    825,676     637,113     946,731     866,256   1,177,692   2,132,162   2,679,552
----------------------------------------------------------------------------------------------------------------------------------
Composed of:
   Investments maturing within 3
      months of acquisition Trading
      portfolio                         441,587    685,789     669,240     994,471     798,918   1,086,145   2,071,256   2,603,010
   Held-to-maturity portfolio            55,570     86,301      15,240      22,646       8,426      11,455          --          --
   Securities sold under agreements
      to repurchase and payable
      for cash collateral received       (9,295)   (14,435)   (113,907)   (169,262)         --          --          --          --
   Cash                                  43,800     68,022      66,540      98,876      89,178     121,239      92,968     116,836
----------------------------------------------------------------------------------------------------------------------------------
                                        531,662    825,676     637,113     946,731     866,256   1,177,692   2,132,162   2,679,552
----------------------------------------------------------------------------------------------------------------------------------
Supplementary disclosure:
   Movement resulting from exchange
      rate fluctuations:
      Loans                               6,889     10,699     (21,160)    (31,443)     (4,773)     (6,489)     82,207     103,386
      Borrowings                        (96,831)  (150,380)   (123,770)   (183,919)    (61,104)    (83,072)   (186,171)   (234,134)
      Currency swaps                     98,286    152,639     130,426     193,809      66,855      90,891     123,276     155,035

The accompanying notes to the financial statements form part of this Statement.

*    Restated as per Note B

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Note A - Operations and Affiliated Organizations

     The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the ADB. Notably, each of the ADB, ADF, and NTF has separate assets and liabilities, and the ADB is not liable for their respective obligations. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

Note B - Summary of Significant Accounting Policies

     The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for fair valuation of certain financial assets and financial liabilities and all derivative contracts where it adopts the fair value basis of accounting.

     The significant accounting policies employed by the Bank are summarized below.

     Accounting for Derivatives

     The Bank adopted the original International Accounting Standard 39 (IAS
     39), "Financial Instruments: Recognition and Measurement", on January 1, 2001. IAS 39 requires that all derivatives be measured at fair value and reported on the balance sheet. The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. Although IAS 39 allows special hedge accounting for certain qualifying hedging relationships, the application of such special hedge accounting criteria does not make evident the asset/liability and risk management strategy of the Bank and would result in certain hedged instruments being carried at fair value, while other similar hedged instruments are carried at amortized cost. Consequently, the Bank has elected not to define any qualifying hedging relationships, but rather marks all derivatives to fair value, with all changes in fair value recognized in income. The effect of the adoption of IAS 39 relates primarily to the derivatives in the borrowings portfolio. No adjustment is required to the investments portfolio held for trading, since those derivatives were already recorded at fair value, prior to the adoption of the original IAS 39.

     Upon adoption of IAS 39, a transition adjustment was made directly to retained earnings. This transition adjustment represented primarily the difference between the carrying value and the fair value of the embedded derivatives and derivative instruments as defined in IAS 39 in the borrowing portfolio and loan portfolio as at January 1, 2001, offset by any gain or losses on those borrowings for which fair value exposure was being hedged.

     Accounting and Financial Reporting Developments

     In 2003 and 2004, the International Accounting Standards Board (IASB) revised several International Accounting Standards, including IAS 39, as part of ongoing efforts to eliminate redundancies or inconsistencies between existing standards. The revised standards are to be applied for fiscal years beginning on or after January 1, 2005. The Bank is applying the revised standards to its financial statements starting in 2005 and expects certain significant changes, particularly relating to anticipated decreases in provisioning for impairment on loans.

     Monetary Basis of Financial Statements

     The financial statements are presented in Units of Account (UA). The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

     Translation of Currencies

     The Bank conducts its operations in several currencies, but principally in the basket of currencies that constitute the SDR of the IMF. Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Assets and liabilities other than non-monetary items denominated in UA are translated into UA at rates prevailing at the balance sheet date. Translation differences are debited or credited directly to retained earnings under Cumulative Currency Translation Adjustment (CCTA) and also reported as part of "Other Comprehensive Income". Capital Subscriptions are recorded in UA at the rates prevailing at the time of receipt. This is composed of the UA amount at the predetermined rate net of the difference between the predetermined rate and the rate at the time of receipt. Such difference is described in the Financial Statements as Cumulative Exchange Adjustment on Subscriptions (CEAS).

     When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

     Revenue recognition

     Interest income is accrued based on the terms of the related financial instrument and for the time that such instrument is outstanding and held by the Bank, using the effective interest rate applicable, which is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount. Interest and other charges are not accrued on overdue loans which management considers as non-performing.

     Income from investment includes realized and unrealized gains and losses on trading financial instruments and the amortization of premiums and discounts calculated on the constant yield basis for the held-to-maturity financial instruments.

     Loans

     The Bank's loan portfolio comprises loans guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of 20 years, including a grace period, which is typically the period of project implementation. The Bank places in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan are overdue by 6 months or more, unless the Bank's management determines that the overdue amount will be collected in the immediate future. Further, management may place a loan in non-accrual status even if it is not yet overdue by 6 months, if the specific facts and circumstances including consideration of events occurring subsequent to the balance sheet date warrant such action. In addition, if loans made by the ADF or the NTF to a member country are placed in non-accrual status, all loans made to or guaranteed by that member country are also placed in non-accrual status by the Bank. When a loan is placed in non-accrual status, all related unpaid interest and other charges are reversed against current income. Interest and other charges on loans in non-accrual status are included in income only when actually received by the Bank. In general, loans are returned to accrual status immediately after the related arrears have been cleared. However, certain loans that have become current may continue to be carried in non-accrual status until after a period of satisfactory performance.

     The Bank may experience delays in receiving loan repayments from certain borrowers. The Bank maintains a general provision for possible loan losses based on an assessment of the collectibility risk of the disbursed and outstanding public sector loan portfolio for the present value losses associated with such delays. For the private sector portfolio, the Bank assesses collectibility risk on a loan-by-loan basis and provides for loan losses accordingly.

     It is the Bank's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

     Arrears Clearance Operations

     The Democratic Republic of Congo (DRC)

     In connection with an internationally coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002 approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due have been consolidated into new contractual receivables, such that the present value of the new loans equals the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC has created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

     A special account, separate from the assets of the Bank, has been established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors of the Bank may from time to time make to the special account, representing the Bank's contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income received on the consolidated DRC loans is recognized in current earnings and is transferred out of reserves to the special account only after the formal allocation, in whole or in part, of such amount by the Board of Governors of the Bank. The amount of income from the DRC consolidated loan included in the reported earnings is disclosed in Note J.

     Assistance to Post-Conflict Countries

     The Bank has established a framework to assist post-conflict countries in clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources with contributions from the ADB net income allocations and contributions from the ADF. Contributions would also be accepted from third parties that are interested in facilitating the process of re-engaging the post-conflict countries in the development process and in assisting them to reach the Heavily Indebted Poor Countries
     (HIPC) decision point. Resources would be provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of May 25, 2004 approved an allocation of UA 45 million from the 2003 net income of the Bank, to the Post-Conflict Countries Fund (PCCF). Contributions received from ADB will not be used to clear debts owed to the Bank by beneficiary post-conflict countries. The resources of the PCCF are kept separate and distinct from those of the ADB.

     Equity Investments

     The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, or public sector companies that are in the process of being privatised or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing flow of domestic and external resources to financially viable projects which also have significant economic merit.

     The Bank's participation in the equity of any institution should not exceed twenty five percent (25%) of the total equity capital of the institution. The Bank will therefore not seek a controlling interest in the companies in which it invests but will closely monitor its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2001/09 of May 29, 2001, total equity investment by the Bank shall not at any time exceed ten per cent (10%) of the aggregate amount of the Bank's paid-up capital and reserves and surplus included in its ordinary capital resources.

     The Bank classifies its equity investments as available for sale. Generally, there are no quoted market prices for the Bank's equity investments. Consequently, the fair values of the equity investments are estimated if reasonably determinable; otherwise equity investments are carried at cost. The Bank records changes in fair value through reserves, as disclosed in the Statement of Comprehensive Income and Changes in Reserves, until the investment is sold, at which time the cumulative profit or loss previously recognized in reserves is included in the income statement. Equity investments for which fair value cannot be reliably measured are reported at cost less provision for losses for estimated permanent and lasting decline in value. The investments for which fair value cannot be reliably measured typically relate to sub-regional and national development institutions. Investments in these institutions are made with a long-term development objective, including capacity building. The shares of such institutions are not listed and also not available for sale to the general public. Only member states or institutions owned by member states are allowed to subscribe to the shares of these institutions. Provision for losses on impaired equity investments are included in the income statement.

     Fixed Assets

     Land is stated at cost, including charges for reclamation. No depreciation is provided.

     Buildings are shown at cost less accumulated depreciation. Depreciation is calculated at a rate which is expected to amortize the cost in equal annual installments over the useful life, which is estimated at between 15 to 20 years. Financial charges incurred in connection with funds borrowed for the construction of buildings are capitalized during the construction period. Major improvements are depreciated over the remaining period of the estimated useful life of the building concerned. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the improvement.

     Fixtures and fittings, furniture and equipment, motor vehicles and computer system software are stated at cost less accumulated depreciation. Such assets are depreciated on a straight line basis with no salvage values. Fixtures and fittings are depreciated over periods ranging from 6 to 10 years. Furniture and equipment are depreciated over periods ranging between 3 to 7 years. Computer system software are depreciated over periods ranging from 3 to 5 years while motor vehicles are depreciated over 5 years.

     Accounting For Leases

     The Bank has entered into operating lease agreements for its offices in Tunisia and in certain regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

     Borrowings

     In the ordinary course of its business, the Bank borrows worldwide in the major capital markets. The proceeds of such borrowings are used for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. Certain of the Bank's borrowings contain embedded derivatives that are required under IAS 39 to be separated from the host contract and carried on the balance sheet at fair value. Fair value is based on market quotations when possible or on discounted cash flow models using market estimates of cash flows and discount rates. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Selection of these inputs may require judgement. All financial models used for valuing the Bank's financial instruments are subject to internal and periodic external reviews.

     In compliance with IAS 39, where it has not been possible to reliably measure such embedded derivatives, the combined contracts associated with these borrowings have been carried at fair value on the balance sheet. Other borrowings are carried on the balance sheet at par value (face value) adjusted for unamortized premiums or discounts. The unamortized balance of the issuance costs are netted off against borrowings in the balance sheet. Borrowing expenses include the amortization of issuance costs, discounts and premiums, which is determined on an effective yield basis.

     The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost savings opportunities and to lower its funding costs. These instruments include currency swaps and interest rate swaps. The derivatives are used to modify the interest rate or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of the contracts. The interest component of these derivatives is disclosed as borrowing cost over the life of the derivative contract and included in the income statement. Prior to the adoption of IAS 39, all borrowings-related derivatives were recorded on a historical cost basis. However, upon adoption of IAS 39 these derivatives are carried at market value on the balance sheet. The Bank uses trade date for recording its borrowing transactions.

     Investments

     Investment securities are classified based on management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are classified as held-to-maturity and reported at amortized cost. Held-to-maturity and trading investments maturing within three months from their date of acquisition are included in liquidity in the Statement of Cash Flows. Investments in the trading portfolio, recorded on trade date basis, are carried and reported at market values and related unrealized gains and losses are included in income.

     The Bank uses derivative instruments, such as over-the-counter foreign exchange forwards, currency swaps, cross currency interest rate swaps and interest rate swaps, in the management of its trading portfolio. These derivatives are carried at market value and related gains and losses are included in trading income.

     Securities purchased under resale agreements and securities sold under repurchase agreements are reported at market rates. Securities sold under repurchase agreements were outstanding as at end of the year. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and if necessary may require additional collateral.

     Fair Value Disclosure

     Unless otherwise specified, financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable, however, the values actually realized in a sale might be different from the fair values disclosed.

     The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

     Cash: The carrying amount reported in the Balance Sheet is the fair value.

     Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Swaps: Fair values for the Bank's interest rate and currency swaps are based on quoted market prices or pricing models and represent the amounts that the Bank would receive or pay to terminate the agreements based upon market quotes.

     Borrowings: The fair values of the Bank's borrowings are based on quoted market prices, where available or at par where market prices are not available.

     Equity Investments: The underlying assets of the Bank's equity investments carried at fair value are periodically fair valued both by the fund managers and independent valuation experts using appropriate approaches. Where such underlying assets represent investments in listed enterprises, fair values are based on the latest available quoted bid prices. On the other hand, where the underlying assets represent investments in unlisted enterprises, fair values are assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank's investments in these funds is estimated as the Bank's percentage ownership of the net asset value of the Funds.

     Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or on discounted cash flow models using market estimates of cash flows and discount rates. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

     Loans: ADB currently does not sell its loans, nor does it believe there is a comparable market for its loans. The estimated fair value of loans is calculated as detailed in Note J for the various types of loans.

     Post-Retirement Benefits

     The Bank maintains a defined benefit pension plan for its employees which provide benefit payments to participants upon retirement. Actuarial gains or losses that arise on post retirement benefits are recognized in the income statement in accordance with IAS 19. At the beginning of the reporting period, the unrecognized net actuarial gains or losses are compared with the greater of 10 percent of the present value of the defined benefit obligation and 10 percent of the plan assets. Any excess is recognized in the income statement as an actuarial gain or loss over the expected average remaining working lives of the employees participating in the plan.

     With effect from January 2003, the Bank revised its Staff Medical Benefit Plan. The revised Plan provides medical coverage for staff members and their dependants, certain retired staff members, survivors of staff members and staff on disability. Under the Plan, staff members or retirees contribute a percentage of their salary or pension toward the financing of the plan. The Bank also contributes twice the total staff contribution toward the medical plan. A medical benefits plan board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the benefit plan. The contributions from the Bank, staff and retirees are deposited in a trust account.

     Comprehensive Income

     Comprehensive income consists of net income and other gains and losses affecting equity that, under International Financial Reporting Standards, are excluded from net income. For the Bank, comprehensive income comprises currency translation adjustments, unrealized gains or losses on equity investments carried at fair value and net income. These items are presented in the Statement of Comprehensive Income and Changes in Reserve.

     Accounting Estimates

     The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent liabilities. Actual results could differ from such estimates. Significant judgment has been used in the estimation of fair values of loans, borrowings and equity participation and in the determination of the accumulated provision for loan losses and equity participations.

     Reclassifications

     Certain reclassifications of prior year's amounts have been made to conform to the presentation in the current period. These reclassifications did not have an income statement impact.

     Restatement of prior year financial statements

     During 2003 the Bank issued certain deep-discounted bonds, the proceeds of which were immediately swapped into other currencies. Interest expense on these borrowings was correctly reported in 2003. However, a total of UA
     20.73 million, representing the amortization of the discount on the swap side of the transaction, was omitted from the calculation of the unrealized net loss/gain on non-trading derivatives (IAS 39 Adjustment) for 2003. Accordingly, the IAS 39 Adjustment as well as the borrowings amount in the Balance Sheet for 2003 have been restated to correct such omission. There is no effect in 2004.

Note C - Exchange rates

The rates used for translating currencies into Units of Account at December 31, 2004, and 2003 are as follows:

                                                        2004            2003
--------------------------------------------------------------------------------

1 UA = SDR =   Algerian Dinar                         112.168000      100.629000
               Angolan Kwanza                         133.138000      112.941000
               Botswana Pula                            6.631700        6.420470
               Brazilian Real                           4.121060        4.292080
               Canadian Dollar                          1.869200        1.920470
               Chinese Yuan                            12.810700       12.298900
               CFA Franc                              747.896000      771.760000
               Danish Kroner                            8.462960        8.820990
               Egyptian Pound                           9.342050        8.881020
               Ethiopian Birr                          12.959700       11.854700
               Euro                                     1.140160        1.176540
               Gambian Dalasi                          39.053800       39.053800
               Ghanaian Cedi                       13,563.000000   12,533.600000
               Guinean Franc                        2,941.760000    2,756.060000
               Indian Rupee                            67.680100       67.775000
               Japanese Yen                           161.161000      158.575000
               Kenyan Shilling                        124.780000      110.614000
               Korean Won                           1,608.290000    1,779.890000
               Kuwaiti Dinar                            0.456488        0.437915
               Libyan Dinar                             1.932370        1.932370
               Mauritian Rupee                         43.852300       40.269600
               Moroccan Dirham                         12.896000       13.212000
               Nigerian Naira                         203.307000      199.497000
               Norwegian Krone                          9.377960        9.918860
               Pound Sterling                           0.804085        0.832619
               Sao Tome Dobra                      14,360.100000   13,426.400000
               Saudi Arabian Riyal                      5.823770        5.572400
               South African Rand                       8.743400        9.866800
               Swedish Krona                           10.235100       10.771500
               Swiss Franc                              1.757380        1.838000
               Tunisian Dinar                           1.864890        1.810980
               Ugandan Shilling                     2,682.560000    2,837.830000
               United States Dollar                     1.553010        1.485970
               Zimbabwean Dollar                    8,250.410000    1,183.290000
--------------------------------------------------------------------------------

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

Note D - Special Funds

     Under Article 8 of the Agreement Establishing the Bank, the Bank may establish or be entrusted with the administration of special funds. At December 31, 2004 and 2003, the following funds were held separately from those of the ordinary capital resources:

     1. The Nigeria Trust Fund was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the Fund shall be in effect for a period of 30 years from the date of the Agreement and that the resources of the Fund shall be transferred to Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and Nigeria. The initial capital of this Fund was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

     During May 1981, the Federal Republic of Nigeria announced the replenishment of the Fund with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$
     7.38 million) was made on September 13, 1985.

     The resources of the Nigeria Trust Fund at December 31, 2004 and 2003 are summarized below:

     (UA thousands)                                           2004       2003
     --------------------------------------------------------------------------
     Contribution received                                   128,586    128,586
     Funds generated (net)                                   344,170    356,345
     Adjustment for translation of currencies               (124,876)  (109,475)
                                                            -------------------
                                                             347,880    375,456
                                                            -------------------
     Represented by:
     Due from banks                                              856      1,244
     Investments                                             308,231    317,125
     Interest & charges receivable on loans                      819      1,067
     Accrued interest on loans and  investments                4,820        720
     Other amounts receivable                                    287        261
     Loans outstanding (net)                                  53,209     56,004
                                                            -------------------
                                                             368,222    376,421
     Less: Current accounts payable                          (20,342)      (965)
                                                            -------------------
                                                             347,880    375,456
                                                            -------------------
     --------------------------------------------------------------------------

     2. The Special Relief Fund (for African countries affected by drought) was established by Board of Governors' Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of regional member countries in those fields.

     The resources of the Fund consist of contributions by the Bank, the African Development Fund and various member states.

     The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at December 31, 2004 and 2003 follows:

     (UA thousands)                                             2004      2003
     --------------------------------------------------------------------------

     Fund balance                                              42,448    42,448
     Funds generated                                            2,599     2,753
     Funds allocated to SDA                                         1         1
     Less: Relief disbursed                                   (38,081)  (32,105)
                                                              -----------------
                                                                6,967    13,097
                                                              -----------------
     Represented by:
     Due from bank                                                285       951
     Investments                                                6,844    12,145
     Accrued interest on investments                                8         1
                                                              -----------------
                                                                7,137    13,097
     Less: Accounts payable                                      (170)       --
                                                              -----------------
                                                                6,967    13,097
                                                              =================
     --------------------------------------------------------------------------

     At December 31, 2004, a total of UA 1.77 million (2003: UA 5.22 million) had been committed but not yet disbursed under the Special Relief Fund.

     3. The Staff Retirement Plan (the Plan), a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the Plan, upon completion of 6 months service without interruption of more than 30 days.

     The Plan is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the Plan, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the Plan sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2% to 2.5% for each year of service. The past service cost associated with these changes amounted to UA
     1.64 million and has been recorded in the current year. Participants of the Plan as of the December 31, 2004 were given up to April 30, 2005 to make the election on either to remain in the former Plan or switch to the revised Plan, which is effective January 1, 2005. Staff joining the Bank after January 1, 2005 can benefit only from the revised Plan. Most participants are expected to switch to the Plan. Under the revised Plan, employees contribute at a rate of 9% of regular salary. The tax factor used in the previous Plan has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

     All contributions to the Plan are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the Plan. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the Plan's liabilities. At December 31, 2004, virtually all of the investments of the Plan were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio - to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the Plan's anticipated future liabilities; b) Bond portfolio - to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the Plan's anticipated future liabilities.

     In accordance with IAS 19, and based on actuarial valuations, the pension expense for 2004 and 2003 for the Bank, the African Development Fund and the Nigeria Trust Fund combined (the Bank Group) comprised the following:

     (UA millions)                                                 2004    2003
     --------------------------------------------------------------------------

     Current service cost                                         14.02   14.37
     Interest cost                                                 8.23    7.56
     Expected return on plan assets                               (7.61)  (6.22)
     Net actuarial loss recognized in the year                     2.17    3.15
     Past service cost                                             1.64      --
                                                                  -------------
     Gross pension cost                                           18.45   18.86
     Less: employee contributions                                 (4.47)  (4.39)
                                                                  -------------
     Pension expense for the year                                 13.98   14.47
                                                                  =============
     --------------------------------------------------------------------------

     At December 31, 2004, the Bank Group's liability to the Plan amounted to UA
     5.37 million (2003: UA 3.16 million). This liability, which is included in "Other accounts payable" on the Balance Sheet, comprised the following.

     (UA millions)                                               2004      2003
     --------------------------------------------------------------------------
     Fair value of plan assets:
     Market value of Plan assets at beginning of the year       119.81    99.51
     Actual return on assets                                      9.17     7.47
     Employer's contribution                                     12.10    14.01
     Plan participants' contributions                             4.47     4.39
     Benefits paid                                               (4.66)   (5.57)
                                                                ---------------
     Market value of Plan assets at end of the year             140.89   119.81
                                                                ===============

     Present value of defined benefits obligation:
     Benefit obligation at beginning of the year                156.74   145.76
     Current service cost                                         9.88     9.98
     Past service cost                                            1.64       --
     Employee contributions                                       4.47     4.39
     Interest cost                                                8.23     7.55
     Actuarial loss/(gain)                                        1.53    (5.37)
     Benefits paid                                               (4.66)   (5.57)
                                                                ---------------
     Benefit obligation at the end of the year                  177.83   156.74
                                                                ===============

     Funded Status:
     Plan assets less than benefits obligation                  (36.94)  (36.93)
     Unrecognized actuarial loss                                 31.57    33.77
                                                                ---------------
     Liability at end of the year                                (5.37)   (3.16)
                                                                ===============
     --------------------------------------------------------------------------

     There were no unrecognized past service costs at December 31, 2004. Assumptions used in the latest available actuarial valuations at December 31, 2004 and 2003 were as follows:

     (percentages)                                                   2004   2003
     ---------------------------------------------------------------------------
        Discount rate                                                5.00   5.25
        Expected return on plan assets                               6.00   6.00
        Rate of salary increase                                      3.00   3.50
        Future pension increase                                      2.50   2.50
     ---------------------------------------------------------------------------

     4. Staff Medical Benefit Plan: The staff medical benefit plan was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Contributions by the Bank to the Staff Medical Plan in 2004 totalled UA 1.73 million (2003: UA
     1.71 million). The net assets of the Plan at December 31, 2004 amounted to UA 1.46 million (2003: UA 1.03 million). A detailed actuarial valuation of the Plan will be carried out in 2005.

Note E - Trust Funds

     The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

     1. The Mamoun Beheiry Fund was established under Board of Governors' Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

     2. The Arab Oil Fund (contribution of Algeria) was established following Board of Governors' Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At December 31, 2004, a total of US$ 13.45 million (2003: US$ 13.45 million) had been so repaid.

     3. The Special Emergency Assistance Fund for Drought and Famine in Africa
     (SEAF) was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

     The financial highlights of these Trust Funds at December 31, 2004 and 2003 are summarized below:

     (UA thousands)                                             2004      2003
     --------------------------------------------------------------------------
     A) Mamoun Beheiry Fund
        Contribution                                              152       152
        Income from investmen                                     195       175
                                                              -----------------
                                                                  347       327
        Less: Prize awarded                                       (13)      (13)
              Gift                                                (25)      (25)
                                                              -----------------
                                                                  309       289
                                                              -----------------
        Represented by:
        Short-term deposits                                       293       274
        Due from banks                                             14        13
        Accrued Interest                                            2         2
                                                              -----------------
                                                                  309       289
                                                              -----------------

     B) Arab Oil Fund (contribution of Algeria)
        Net contribution                                          644       673
                                                              -----------------
        Represented by:
        Loans disbursed net of repayments                         644       673
                                                              -----------------

     C) Special Emergency Assistance Fund for
        Drought and Famine in Africa
        Contributions                                          20,271    21,187
        Funds generated                                         4,841     5,002
                                                              -----------------
                                                               25,112    26,189
        Relief granted                                        (21,178)  (22,134)
                                                              -----------------
                                                                3,934     4,055
                                                              -----------------
        Represented by:
        Due from banks                                            183       152
        Investments                                             3,741     3,903
        Accrued interest                                           10        --
                                                              -----------------
                                                                3,934     4,055
                                                              -----------------
        Total Resources & Assets of Trust Funds                 4,887     5,017
                                                              =================

Note F - Reserves and Net Income Allocations

     The total reserves of the Bank comprise General Reserves, net income for the current year to be allocated by the Board of Governors of the Bank and translation gains or losses. The General Reserve represents retained earnings, after allocations of net income by the Board of Governors. In addition, the General Reserve includes a transition adjustment of UA 10.80 million relating to the adoption of IAS 39 on January, 2001. On May 25, 2004, the Board of Governors of the Bank approved certain allocations of the Bank's net income for 2003. Such allocations are summarized in the Statement of Comprehensive Income and Changes in Reserves.

     At December 31, 2004, the total reserves of the Bank included UA 39.90 million (2003: UA 53.64 million) representing income recognized on the restructured loans to the Democratic Republic of Congo (DRC) but not yet formally allocated to the DRC special account. Under Article 42 of the Agreement establishing the Bank, the authority for the allocation or distribution of the net income or part thereof of the Bank is vested in the Board of Governors. Management has proposed for the consideration of the Board of Directors an allocation of the UA 36.74 million to the DRC Special Account. The decision of the Board of Directors on this proposal will be considered by the Board of Governors at the Annual General Meeting of the Bank.

Note G - Capital Stock

     The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to
     2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6 %) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

     Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

     The subscribed capital increased from UA 21.56 billion as at December 31, 2003 to UA 21.60 billion at December 31, 2004.

     Total unsubscribed shares at December 31, 2004 amounted to UA 272.11 million, comprising UA 128.45 million for shares to be issued upon payment of future cash instalments, UA 104.83 million for shares available for reallocation, and UA 38.83 million representing the balance shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia) after allocating UA 9.09 million to treasury shares. Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 41.93 million callable and UA 5.99 million paid-up shares) are currently held as treasury shares of the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank has since accepted the offer.

     Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US$ have been fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies when received to Units of Account. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

     At December 31, 2004 and 2003, the Cumulative Exchange Adjustment on Subscriptions was made up as follows:

     (UA thousands)                                              2004      2003
     ---------------------------------------------------------------------------
     Balance at 1 January                                      145,330   141,991
     Net conversion losses on new subscriptions                  1,873     3,339
                                                               -----------------
     Balance at December 31                                    147,203   145,330
                                                               -----------------
     ---------------------------------------------------------------------------

Note H - Non-negotiable Instruments

     Prior to May 1981, all payments on paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

     a) Five equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in the local currency; or

     b) five equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

     Non-regional members were required to make their payments solely in convertible currencies.

     The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution in Note G above (GCI-IV), is to be paid as follows:

     a) Regional members - 50 percent in five equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five equal annual installments commencing on the fifth anniversary of the first subscription payment date.

     b) Non-regional members - five equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

     Under GCI-V, there is no distinction in payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Note I - Investments

     As part of the overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, interest rate swaps, options and short sales.

     For Government and agency obligations with final maturity longer than 1 year, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- issued or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with an AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than one year and a minimum rating of A. Over-the-counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed one year, and such transactions are only executed with counterparties with credit ratings of AA- or above. Currency and interest rate swaps including asset swap transactions are permitted only with approved counterparties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

     Income from investments comprised interest income of UA 142.40 million (2003: UA 106.17 million) and net realized and unrealized loss on investments of UA 18.83 million (2003: loss of UA 6.40 million).

     Realized and unrealized loss on investments as at December 31, 2004 is made up as follows:

     (UA thousands)
     --------------------------------------------------------------------------
     Realized and unrealized gains                                        5,424
     Realized and unrealized loss                                       (24,255)
                                                                        -------
     Net loss                                                           (18,831)
                                                                        =======
     --------------------------------------------------------------------------

     The Bank uses external managers in the management of certain of its liquid assets, in accordance with the Bank's Asset and Liability Management Guidelines. At December 31, 2004, UA 177.45 million (2003: UA 174.43 million) of government and other obligations were under external management.

     Securities sold under repurchase agreements with a market value of UA 9.29 million were outstanding at December 31, 2004 (2003: UA 113.91 million). These securities include trading and held-to-maturity instruments, which have been included in the respective balance sheet captions.

A summary of the Bank's trading investments at December 31, 2004 and 2003 follows:

(Amounts in UA millions)

                                        US Dollar             Euro               GBP        Other Currencies     All Currencies
                                   ------------------  ------------------  ---------------  ----------------  -------------------
                                     2004      2003      2004      2003      2004    2003     2004    2003       2004      2003
                                   --------  --------  --------  --------  -------  ------   ------  ------   ---------  --------
Time Deposits
Carrying Value                       211.75    225.36     85.05    238.62     2.49   32.02    77.41  112.07      376.70    608.07
Average Balance during the year      318.96    218.38    778.72    165.45   186.18   84.96   107.79  164.50    1,391.65    633.29
Average Maturity (year)                0.03      0.05      0.02      0.06     0.01    0.03     0.10    0.22        0.04      0.08

Asset-Backed Securities
Carrying Value                       455.01    405.42    174.47    202.33       --      --       --    0.44      629.48    608.19
Average Balance during the year      386.93    392.85    182.22    140.28       --      --       --    0.64      569.15    533.77
Average Maturity (year)               19.15      7.17     20.50     12.84       --      --       --    1.06       19.52      8.93

Government and Agency Obligations
Carrying Value                        56.26     65.76     36.66    104.78       --      --     4.59      --       97.51    170.54
Average Balance during the year       47.84     63.72     38.29     72.64       --      --     6.39      --       92.52    136.36
Average Maturity (year)                1.14      1.60      1.14      1.10       --      --     1.51      --        1.76      1.34

Corporate Bonds
Carrying Value                       466.58    310.11    646.18    557.64       --    6.10    82.56   32.62    1,195.32    906.47
Average Balance during the year      396.75    300.50    674.91    359.56       --   16.20   115.37   47.92    1,187.03    724.18
Average Maturity (year)                1.67      2.44      1.58      1.90       --    1.63     0.81      --        1.57      2.12

Total Trading Investments
Carrying Value                     1,189.60  1,006.65    942.36  1,103.37     2.49   38.12   164.56  145.13    2,299.01  2,293.27
Average Balance during the year    1,150.48    975.45  1,674.14    737.93   186.18  101.16   229.55  213.06    3,240.35  2,027.60
---------------------------------------------------------------------------------------------------------------------------------

Swaps (Net)
Carrying Value (Net)                  18.47     16.03    (34.56)   (54.83)      --   (0.07)   (0.29)  18.91      (16.38)   (19.96)
Average Balance during the year       15.73     15.53    (36.10)   (38.02)      --   (0.19)   (0.40)  27.76      (20.77)     5.08
Average Maturity (year)                1.00      1.67      0.94      2.03       --    1.38     1.18    2.30        0.88      2.07

The investment swaps on a gross
   basis are:
Assets                                                                                                             1.23     39.73
Liabilities                                                                                                      (17.61)   (59.69)
                                                                                                              -------------------
                                                                                                                 (16.38)   (19.96)
                                                                                                              ===================
---------------------------------------------------------------------------------------------------------------------------------

Repos
Carrying Value                           --        --     (9.29)       --       --      --       --      --       (9.29)       --
Average Balance during the year     (138.91)       --   (689.89)       --  (179.54)     --       --      --   (1,008.34)       --
Average Maturity (year)                  --        --      0.02        --       --      --       --      --        0.02        --
---------------------------------------------------------------------------------------------------------------------------------

A summary of the Bank's investments held to maturity at December 31, 2004 and 2003 follows:

(Amounts in UA millions)

---------------------------------------------------------------------------------------------------------------------------------
                                        US Dollar           Euro               GBP         Other Currencies      All Currencies
                                     ---------------   ---------------   ---------------   ----------------   -------------------
                                      2004     2003     2004     2003     2004     2003      2004     2003     2004        2003
---------------------------------------------------------------------------------------------------------------------------------
Time Deposits
Carrying Value                         5.71     3.54    49.86    11.41       --     0.29        --       --      55.57      15.24
Average Balance during the year        5.53     3.09    48.04     9.44       --     0.27        --       --      53.57      12.80
Average Maturity (year)                0.02     0.02     0.01     0.01       --     0.04        --       --       0.01       0.01

Asset-Backed Securities
Carrying Value                        24.89       --    30.28    41.29       --     7.96        --       --      55.17      49.25
Average Balance during the year       24.08       --    29.17    34.15       --     7.31        --       --      53.25      41.46
Average Maturity (year)                6.12       --     4.97     6.12       --     5.50        --       --       5.49       6.02

Government & Agency Obligations
Carrying Value                       491.46   475.37   236.53   270.87   252.20   245.82     99.59   122.30   1,079.78   1,114.36
Average Balance during the year      475.57   414.64   227.90   224.12   249.48   225.82     72.49    74.98   1,025.44     939.56
Average Maturity (year)                6.10     5.82     4.50     4.35     5.26     4.96      4.39     5.81       5.39       5.27

Corporate Bonds
Carrying Value                       296.36   217.38   374.56   322.22   149.27   107.79    125.70    16.35     945.89     663.74
Average Balance during the year      286.79   189.57   360.90   266.62   147.66    99.02     91.49    10.03     886.84     565.24
Average Maturity (year)                4.47     5.21     3.12     3.12     4.68     5.19      5.77     5.05       4.15       4.16

Total Held-to-maturity Investments
Carrying Value                       818.42   696.29   691.23   645.79   401.47   361.86    225.29   138.65   2,136.41   1,842.59
Average Balance during the year      791.97   607.30   666.01   534.33   397.14   332.42    163.98    85.01   2,019.10   1,559.06
---------------------------------------------------------------------------------------------------------------------------------

The maturity structure of held-to-maturity investments as at December 31, 2004 was as follows:

(UA millions)
--------------------------------------------------------------------------------
January 1, 2005 to December 31, 2005                                      212.27
January 1, 2006 to December 31, 2006                                      179.43
January 1, 2007 to December 31, 2007                                      204.09
January 1, 2008 to December 31, 2008                                      217.57
January 1, 2009 to December 31, 2009                                      279.80
January 1, 2010 to December 31, 2010                                      326.80
January 1, 2011 to December 31, 2011                                      313.09
January 1, 2012 to December 31, 2012                                      149.25
January 1, 2013 to December 31, 2013                                      153.04
January 1, 2014 to December 31, 2014                                       88.19
January 1, 2015 to December 31, 2015                                       12.88
                                                                        --------
Total                                                                   2,136.41
                                                                        ========
--------------------------------------------------------------------------------

The market value of held-to-maturity investments at December 31, 2004 was UA 2,134.61 million.

Note J - Loans

     The loans of the Bank are for the purpose of financing development projects and programs and are not intended for sale. Further, management does not believe that there is a comparable secondary market for the type of loans made by the Bank. The fair values of loans reported in these financial statements represent management's best estimates of the present value of the expected cash flows of these loans. The types of loans currently held by the Bank are described below:

     Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates. Fair values were estimated using a discounted cash flow model based on a discount rate comprising the fixed rate loan spread plus the year-end estimated cost of funds.

     Multi-Currency Variable Rate Loans: Effective from July 1, 1990, the Bank introduced variable rate loans in a bid to reduce its interest risk. The variable interest is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to those lenders that benefit from the Bank's loans. The estimated fair value is considered to approximate carrying value, adjusted for credit risk.

     Single Currency Variable Rate Loans: The Bank introduced single currency variable rate loans on October 1, 1997. The lending rate is based on the average cost of the Bank's pool of specific borrowings for each currency comprising mostly medium- to long-term fixed rate borrowings. It is reset semi-annually and also carries a spread of 50 basis points. The estimated fair value is considered to approximate carrying value, adjusted for credit risk.

     Single Currency Floating Rate Loans: The Bank introduced LIBOR-based single currency floating rate loans with effect from October 1, 1997. The lending rate is tied to 6-month LIBOR or (EURIBOR) in the currencies of the borrower's choice. The lending rate provides a direct pass-through of the Bank's cost of funds, and is reset annually with a spread of 50 basis points. The estimated fair value is considered to approximate carrying value, adjusted for credit risk.

     Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The lending rate is based on the amortizing swap rate, that is, single fixed rate equivalent of 6-month LIBOR in the loan currency for value on the rate fixing date. It is based on the Bank's cost of borrowing for funding these loans in the loan currency plus a market risk premium and the Bank's standard spread of 50 basis points. The estimated fair value of single currency fixed rate loans is considered to approximate carrying value.

     Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements. The estimated fair value is considered to approximate carrying value, adjusted for credit risk.

     The Private Sector Loans: These loans are made at market terms and are at variable interest rates and their carrying values are considered to approximate fair value.

     Fair Value

     At December 31, 2004 and 2003, the carrying and estimated fair values of loans were as follows:

     (UA thousands)                                  2004                     2003
     --------------------------------------------------------------------------------------
                                             Carrying    Estimated    Carrying    Estimated
                                               Value    Fair Value     Value     Fair Value
                                            -----------------------------------------------
     Public Sector - Variable rate loans    3,043,872    3,043,875   3,512,990    3,512,990
                     Fixed rate loans       1,859,630    1,978,270   1,870,890    2,163,860

     Private sector - Variable rate loans     256,783      256,780     183,710      183,710
                      Fixed rate loans         62,260       62,260      44,650       44,650
                                            -----------------------------------------------
                                            5,222,545    5,341,185   5,612,240    5,905,210

     Accumulated loan loss provision         (450,085)    (450,085)   (469,090)    (469,090)
                                            -----------------------------------------------
     Net loans                              4,772,460    4,891,100   5,143,150    5,436,120
                                            ===============================================
     --------------------------------------------------------------------------------------

     Loans are expressed in Units of Account but repaid in the currencies disbursed.

     Loan Loss Provision

     The movements in the accumulated provision for loan losses for the years ended December 31, 2004 and 2003 were as follows:

     (UA thousands)                                             2004      2003
     --------------------------------------------------------------------------
     Balance at January 1                                     469,090   491,664
     Provision for loan losses - Public sector                (27,391)  (29,630)
     Provision for loan losses - Private sector                 9,237     8,123
     Translation effects                                         (851)   (1,067)
                                                              -----------------
     Balance at December 31                                   450,085   469,090
                                                              =================
     --------------------------------------------------------------------------

     During the year ended December 31, 2004, provisions on private sector loans of UA 9.24 million (2003: UA 8.12 million) were made. The accumulated provisions on private sector loans at December 31, 2004 amounted to UA
     28.03 million (2003: UA 19.64 million).

     Interest rates charged on loans outstanding ranged from 2 percent per annum to 10 percent per annum. At December 31, 2004, loans made to or guaranteed by certain member countries and private sector loans, with an aggregate principal balance of UA 1,121.45 million (2003: UA 1,188.18 million), of which UA 305.07 million (2003: UA 301.58 million) was overdue, were in non-accrual status. If these loans had not been in non-accrual status, income from loans for the year ended December 31, 2004 would have been higher by UA 61.30 million (2003: UA 80.85 million). The cumulative non-accrued income on loans at December 31, 2004 was UA 784.00 million (2003: UA 703.32 million).

     Effective July 1, 2002, the outstanding balance and accumulated arrears on interest and charges to the Democratic Republic of Congo (DRC) were restructured into two (2) new consolidated loans. The disbursed and outstanding balances were consolidated into loan "A", while the accumulated arrears on interest and charges were consolidated into a loan "B". Whilst the consolidation of the interest previously due (loan B) had resulted in an increase of UA 361.19 million in receivables outstanding and contractually due from the DRC, the balance sheet exposure to the DRC (loan
     A) remained unchanged, due to the deferral of the recognition of such interest and charges which were in non-accrual status prior to the restructuring (loan B). The consolidated loans carry interest at the rate of 8.97 percent, representing the weighted average interest rate on all the DRC loans prior to the consolidation. The final maturity of the consolidated loan is 20 years, which includes a 2-year grace period. The previous loans had final maturities extending to 2010. Although the consolidated DRC loans are contractually current, they remain in non-accrual status, to allow for a period of satisfactory performance. As at December 31, 2004, the balances outstanding on loans 'A' and 'B' were UA
     343.47 million and UA 417.90 million, respectively. Income for the year ended December 31, 2004 includes UA 39.90 million (2003: UA 53.64 million) recognized on a cash-basis on the DRC consolidated loan.

     Guarantees

     The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. At December 31, 2004, irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA
     14.94 million (2003: UA 9.86 million).

     Also, the Bank has provided guarantees for securities issued by an entity eligible for the Banks' loans. Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. Outstanding guarantee of loan principal of UA 15.38 million at December 31, 2004, representing the maximum potential risk if the payments guaranteed for the entity are not made, was not included in reported loan balance.

     Loan Hedges

     In addition to the swaps on borrowings disclosed in Note N, the Bank has entered into interest rate swaps which transform fixed rate income on loans in certain currencies into variable rate income. The fair value of interest rate swaps are included in the Balance Sheet under Accounts Receivable.

     At December 31, 2004 and 2003 the carrying and estimated fair values of interest rate swaps on some of the Bank's loan portfolio were as follows:

     (UA thousands)                     2004                           2003
     ---------------------------------------------------------------------------------
                             Contract or      Estimated     Contract or      Estimated
                           Notional Amount   Fair Value   Notional Amount   Fair Value
                           -----------------------------------------------------------
     Interest Rate Swaps       683,834        (19,787)        728,196        (22,783)
     ---------------------------------------------------------------------------------

     Heavily Indebted Poor Countries (HIPCs) Initiative

     The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as Heavily Indebted Poor Countries (HIPCs). Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original framework of HIPC initiatives, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans, as calculated using the methodology agreed under the initiatives, and their nominal values.

     Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

     The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 32 African countries are eligible, the debt relief is delivered through annual debt service reductions; and release of up to 80% of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points, of up to 40% of total debt relief is provided whenever possible, within a 15-year horizon. At December 31, 2004, the Board of Directors had approved relief for 17 ADB borrowing countries, of which 8 had reached the completion point. During the year ended December 31, 2004, debt relief of UA 129.48 million (2003: UA 71.69 million) was received on behalf of the ADB borrowing countries.

     Maturity and Currency Composition of Outstanding Loans

     Maturity Distribution as at December 31, 2004
     (UA millions)

     --------------------------------------------------------------------------------
                                              Fixed    Floating   Variable
     Period                                   Rate       Rate       Rate       Total
     --------------------------------------------------------------------------------
     January 1, 2005 to December 31, 2005     353.25     140.58     340.91     834.74
     January 1, 2006 to December 31, 2006     182.89     137.57     196.64     517.10
     January 1, 2007 to December 31, 2007     182.68     150.49     190.34     523.51
     January 1, 2008 to December 31, 2008     171.87     156.43     185.28     513.58
     January 1, 2009 to December 31, 2009     131.36     155.28     183.84     470.48

     January 1, 2010 to December 31, 2014     302.07     612.71     536.22   1,451.00
     January 1, 2015 to December 31, 2019     308.90     291.79      10.85     611.54
     January 1, 2020 to December 31, 2024     288.86      11.73         --     300.59
                                            -----------------------------------------
     Total                                  1,921.88   1,656.58   1,644.08   5,222.54
                                            =========================================
     --------------------------------------------------------------------------------

     Currency Composition and Type of Loans as at December 31, 2004 and 2003

     (Amounts in UA millions)                                      2004                 2003
     --------------------------------------------------------------------------------------------
                                                             Amount       %       Amount      %
     --------------------------------------------------------------------------------------------
     Fixed Rate      Multi Currency    Euro                   147.65              177.34
                                       Japanese Yen           251.12              331.44
                                       Swiss Franc             48.56               62.03
                                       Pound Sterling           1.19                1.69
                                       US Dollar              267.19              418.52
                                       Others                  11.36               16.09
                                                            -------------------------------------
                                                              727.07    13.92   1,007.11    17.94
                                                            -------------------------------------
                     Single Currency   Euro                   744.31              456.98
                                       Japanese Yen           154.12              156.64
                                       Swiss Franc             57.37               54.85
                                       Pound Sterling           2.43                2.35
                                       US Dollar              212.58              225.92
                                       South African Rand      23.67               11.37
                                       Others                   0.33                0.31
                                                            -------------------------------------
                                                            1,194.81    22.88     908.42    16.19
                                                            -------------------------------------
     Floating Rate   Single Currency   Euro                   597.36              602.79
                                       US Dollar              894.81              762.14
                                       South African Rand     162.05               70.95
                                       Others                   2.36                  --
                                                            -------------------------------------
                                                            1,656.58    31.72   1,435.88    25.58
                                                            -------------------------------------
     Variable Rate   Multi Currency    Euro                   235.71              265.89
                                       Japanese Yen            64.72               81.76
                                       Swiss Franc              1.68                2.55
                                       US Dollar              205.34              249.66
                                       Others                   0.49                0.57
                                                            -------------------------------------
                                                              507.94     9.73     600.43    10.70
                                                            -------------------------------------
                     Single Currency   Euro                   482.17              577.63
                     Converted         Japanese Yen           239.52              329.49
                                       Swiss Franc             19.77               19.94
                                       US Dollar              394.62              733.27
                                       Others                   0.06                0.07
                                                            -------------------------------------
                                                            1,136.14    21.75   1,660.40    29.59
                                                            -------------------------------------
     Total                                                  5,222.54   100.00   5,612.24   100.00
                                                            =====================================
     --------------------------------------------------------------------------------------------

Summary of Currency Composition of Loans at December 31, 2004 and 2003

(Amounts in UA millions)                          2004                2003
--------------------------------------------------------------------------------
                                            Amount       %      Amount       %
--------------------------------------------------------------------------------
Euro                                       2,207.20    42.26   2,080.63    37.07
Japanese Yen                                 709.48    13.58     899.33    16.03
Swiss Franc                                  127.38     2.44     139.37     2.48
Pound Sterling                                 3.62     0.07       4.04     0.07
US Dollar                                  1,974.54    37.81   2,389.50    42.58
South African Rand                           185.72     3.56      82.32     1.47
Others                                        14.60     0.28      17.05     0.30
                                           -------------------------------------
Total                                      5,222.54   100.00   5,612.24   100.00
                                           =====================================
--------------------------------------------------------------------------------

The distribution of outstanding loans at December 31, 2004 and 2003 by sector was as follows:

(Amounts in UA millions)                          2004                2003
--------------------------------------------------------------------------------
                                            Amount       %      Amount       %
--------------------------------------------------------------------------------
Finance                                    1,157.68    22.17     985.06    17.55
Multi-Sector                               1,214.37    23.25   1,512.48    26.95
Communications                               178.31     3.41     188.17     3.35
Power                                        404.73     7.75     366.50     6.53
Social                                       167.66     3.21     197.46     3.52
Transport                                    689.76    13.21     769.17    13.71
Agriculture & Rural Development              667.07    12.77     841.08    14.99
Urban Development                              0.05     0.00       0.06     0.00
Industry, Mining and Quarrying               384.87     7.37     365.90     6.52
Water Supply and Sanitation                  358.04     6.86     386.36     6.88
                                           -------------------------------------
Total                                      5,222.54   100.00   5,612.24   100.00
                                           =====================================
--------------------------------------------------------------------------------

Note K - Equity Participations

     The Bank's participation in the equity of African Development Fund and other institutions was as follows:

     African Development Fund

     The African Development Fund (ADF or the Fund) was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increase and General Replenishments.

     The ADF has a 12-member Board of Directors, made up of 6 members selected by the African Development Bank and 6 members selected by State Participants, which reports to the Board of Governors made up of representatives of the State Participants and the ADB. The ADB exercises fifty percent (50%) of the voting powers in ADF and the President of the Bank is the ex-officio President of the Fund.

     To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a management fee. The management fee paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, management fees incurred by ADF for the year ended December 31, 2004 amounted to UA 103.06 million (2003: UA 101.66 million), representing 69.64 percent (2003: 66.19 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank. As at December 31, 2004, the Bank's subscriptions to ADF amounted to UA 111.74 million.

     Other Equity Participations

     As at December 31, 2004 and 2003, the cost and carrying values of the Bank's equity participation in other institutions (including private sector equity participations) were as follows:

     (Amounts in UA thousands)
     ------------------------------------------------------------------------------------------
     Institutions                                                               Carrying Value
                                                          Year                  --------------
                                                      Established   Callable    2004      2003
     ------------------------------------------------------------------------------------------
     Regional Development Banks:
        BDEAC                                             1975        2,407     1,604     1,555
        East African Development Bank                     1967           --     5,000     5,000
        PTA Bank                                          1985       10,000     5,000     5,000
        Afreximbank                                       1993        9,659     6,439     6,730
        BOAD                                              1973        2,006       669       648
        BDEGL                                             1980           --     1,946     1,946
                                                                    ---------------------------
                                                                     24,072    20,658    20,879
                                                                    ---------------------------
     Other Development Institutions:
        K-REP Bank Limited                                1997           --       607       684
        Alexandria National Iron & Steel                  1993           --        --    10,269
        Zimbabwe Development Bank                         1984           --         1         3
        Meridien BIAO SA                                  1991           --        --     5,047
        Africa - Re                                       1977           --     5,609       673
        Shelter Afrique                                   1982           --     3,220     3,365
        Development Bank of Zambia *                      1974           --        --        --
        National Development Bank of Sierra Leone *                      --        --        --
                                                                    ---------------------------
                                                                         --     9,437    20,041
                                                                    ---------------------------
     Investment Funds (carried at fair value):
        AIG Africa Infrastructure Fund                    1999       10,188    22,724    15,062
        South Africa Infrastructure Fund                  1996        2,392    12,883     9,856
        Acacia Fund Limited                               1996           --       684       731
        Zambia Venture Capital Fund                       1996           --       588     1,346
        Indian Ocean Regional Fund Limited                1999          755       710     1,230
        Msele Nedventure Limited                          1995           --        --     1,216
                                                                    ---------------------------
                                                                     13,335    37,589    29,441
                                                                    ---------------------------
     Total                                                           37,407    67,684    70,361
     Less: Accumulated provision for equity losses                       --    (4,247)  (17,878)
                                                                    ---------------------------
     Net                                                             37,407    63,437    52,483
                                                                    ===========================
     ------------------------------------------------------------------------------------------

* Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate.

     The cost of equity investment carried at fair value at December 31, 2004 was UA 35.12 million.

     Accumulated provision for equity losses is made up as follows:

     (UA thousands)                                                2004    2003
     ---------------------------------------------------------------------------
     BDEAC                                                           --    1,244
     BDEGL                                                        1,946    1,946
     Zimbabwe Development Bank                                        1        3
     PTA Bank                                                     1,500    1,500
     Meridien BIAO SA                                                --    5,047
     South Africa Infrastructure Fund                                --    2,464
     Zambia Venture Capital Fund                                     --      202
     Msele Nedventure Limited                                        --      851
     Alexandria National Iron & Steel                                --    4,621
     East African Development Bank                                  800       --
                                                                  --------------
     Total                                                        4,247   17,878
                                                                  ==============
     ---------------------------------------------------------------------------

     An analysis of the movement in accumulated provision for losses on equity participation is as follows:

     (UA thousands)                                              2004     2003
     ---------------------------------------------------------------------------
     Balance at January 1                                       17,878   17,969
     Provision for the year                                     (3,457)   1,993
     Reversal of provision in the year                         (10,316)    (311)
     Translation Adjustment                                        142   (1,773)
                                                               ----------------
     Balance at December 31                                      4,247   17,878
                                                               ================
     ---------------------------------------------------------------------------

Note L - Fixed Assets

(UA thousands)
--------------------------------------------------------------------------------------------------------
                                                                        Furniture,   Equipments
                                                         Building and   Fixtures &    & Motor
                                                  Land   Improvements    Fittings     Vehicles     Total
--------------------------------------------------------------------------------------------------------
Cost:              Balance at January 1, 2004      141      22,751         5,897       47,289     76,078
                   Additions during the year        --           6           337        2,950      3,293
                   Disposals during the year        --          (5)          (37)      (1,507)    (1,549)
                                                   -----------------------------------------------------
                   Balance at December 31, 2004    141      22,752         6,197       48,732     77,822
                                                   -----------------------------------------------------
Accumulated
Depreciation:      Balance at January 1, 2004       --      20,979         3,088       31,238     55,305
                   Depreciation during the year     --         101           736        5,580      6,417
                   Disposals during the year        --          --           (15)      (1,490)    (1,505)
                                                   -----------------------------------------------------
                   Balance at December 31, 2004     --      21,080         3,809       35,328     60,217
                                                   -----------------------------------------------------
Net Book Values:   December 31, 2004               141       1,672         2,387       13,405     17,605
                                                   =====================================================
                   December 31, 2003               141       1,772         2,809       16,051     20,773
                                                   =====================================================
--------------------------------------------------------------------------------------------------------

Note M - Administrative Expenses

     Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet sizes for non-operational expenses. However the allocated expenses to NTF shall not exceed 20% of the gross income of NTF. The administrative expenses comprised the following:

     (UA thousands)                                           2004       2003
     --------------------------------------------------------------------------
     Personnel expenses                                      115,582    119,403
     Other general expenses                                   26,092     28,664
                                                            -------------------
     Total                                                   141,674    148,067
     Reimbursable by ADF                                    (103,060)  (101,659)
     Reimbursable by NTF                                      (1,530)    (1,272)
                                                            -------------------
     Net                                                      37,084     45,136
                                                            ===================
     --------------------------------------------------------------------------

     The average number of staff (including short-term staff) included in personnel expenses for 2004 was 1,057. (2003: 1,192). The number of staff (regular and short-term) at December 31, 2004 was 1,085 (2003: 1,096).

     To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP and USD vis-a-vis the UA, the Bank executed forward exchange transactions to hedge its administrative expenses. These transactions were entered into with a zero lock-in cost. The nominal value of the forward transactions as at December 31, 2004 amounted to UA 65.00 million with an unfavourable market value of UA 0.13 million.

     Included in general administrative expenses is an amount of UA 3.18 million (2003: UA 2.47 million) incurred under operating lease agreements for offices in Tunisia and certain other regional member countries.

     At the balance sheet date, the Bank had outstanding commitments under operating leases, which fall due as follows:

     (UA thousands)                                                 2004    2003
     ---------------------------------------------------------------------------
     Within one year                                               1,778   2,329
     In the second to fifth years inclusive                          192   1,100
                                                                   -------------
     Total                                                         1,970   3,429
                                                                   =============
     ---------------------------------------------------------------------------

     Leases are generally negotiated for an average term of one to three years and rentals are fixed for an average of one year.

Note N - Borrowings

     The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost effective funding. In addition to long-and medium-term borrowings, the Bank also undertakes short term borrowing for cash and liquidity management purposes only.

     The Bank has entered into currency swap agreements with major international banks by which proceeds of a borrowing are converted into a different currency and simultaneously a forward exchange agreement is executed providing for the future exchange of the two currencies in order to recover the currency converted.

     The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

     The Bank has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, the Bank only enters into long-term swap transactions with counterparties eligible under the Bank's Assets and Liability Management Guidelines, which include requirement that the counterparties have a minimum credit rating of AA-/Aa3. The Bank does not anticipate that any of its counterparties will fail to perform their obligations under such agreements.

     At December 31, 2004, borrowings with embedded callable options amounted to UA 533.96 million (2003: UA 409.62 million). These options can be exercised annually on interest payments dates from the time the bond is first callable until its maturity date.

     It is the Bank's policy to limit senior borrowing and guarantees chargeable to the Bank's ordinary capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries. At December 31, 2004, total borrowing amounted to UA 5,649.89 million comprising senior debt and subordinated debt amounting to UA 4,948.69 million and UA 701.20 million, respectively. As of the same date, the ratio of senior debt to the non-borrowing members' callable capital of UA 8,532.00 million was 58.00 percent. Also at December 31, 2004 the ratio of total outstanding borrowings to the total callable capital of UA 19,374.63 million was 29.16 percent.

A summary of the Bank's borrowings portfolio at December 31, 2004 and 2003 follows:

Borrowings and Swaps at December 31, 2004
(Amounts in UA millions)

-----------------------------------------------------------------------------
                                                         Currency Swap
                         Direct Borrowings               Agreements (a)
-----------------------------------------------------------------------------
                              Wgtd.                           Wgtd.
                               Avg.                            Avg.
                               Cost   Average     Amount       Cost   Average
Currency                       (%)   Maturity     payable      (%)   Maturity
Rate Type            Amount    (b)    (Years)  (receivable)    (b)    (Years)
-----------------------------------------------------------------------------
Euro
Fixed                 267.42   6.50     1.7       149.67      8.71     14.7
                          --     --      --           --        --       --
Adjustable             66.85   4.40     2.3     2,006.49      2.20      6.0
                          --     --      --      (182.82)     1.43      7.6
-----------------------------------------------------------------------------
Sterling
Fixed                  62.18  11.13     5.0           --        --       --
                          --     --      --           --        --       --
Adjustable                --     --      --           --        --       --
                          --     --      --       (62.18)    10.67      5.0
-----------------------------------------------------------------------------
Japanese Yen
Fixed               1,197.62   2.73     6.3           --        --       --
                          --     --      --      (315.21)     2.55      8.3
Adjustable            823.40   3.12     9.4           --        --       --
                          --     --      --    (1,226.06)     2.12      5.6
-----------------------------------------------------------------------------
US Dollar
Fixed               2,514.47   3.19     7.8           --        --       --
                          --     --      --      (354.15)     5.66      6.5
Adjustable             12.88   2.74     0.7     1,125.30      1.56      6.7
                          --     --      --      (598.02)     1.98      6.2
-----------------------------------------------------------------------------
Others
Fixed               1,097.76   1.33     8.2        13.19      1.89      7.1
                          --     --      --      (922.75)     1.31      9.1
Adjustable                --     --      --       246.27      7.75      8.1
                          --     --      --           --        --       --
-----------------------------------------------------------------------------
Total
Fixed               5,139.45   2.95     7.2       162.86      8.16     14.1
                          --     --      --    (1,592.11)     2.52      8.3
Adjustable            903.13   3.21     8.7     3,378.06      2.39      6.4
                          --     --      --    (2,069.08)     2.28      5.9
-----------------------------------------------------------------------------
Principal at
face value          6,042.58   2.99     7.4      (120.27)       --       --
Net unamortized
premium/(discount)   (392.69)    --      --       260.15        --       --
-----------------------------------------------------------------------------
                    5,649.89     --      --       139.88        --       --
IAS 39
Adjustment                --     --      --        93.26(c)     --       --
-----------------------------------------------------------------------------
Total               5,649.89   2.99     7.4       233.14        --       --
-----------------------------------------------------------------------------

---------------------------------------------------------------------------------
                               Interest Rate               Net Currency
                                   Swaps                    Obligations
---------------------------------------------------------------------------------
                                   Wgtd.                          Wgtd.
                      Notional      Avg.                           Avg.
                       Amount       Cost   Average     Amount      Cost   Average
Currency               payable      (%)   Maturity     payable     (%)   Maturity
Rate Type           (receivable)    (b)    (Years)  (receivable)   (b)    (Years)
---------------------------------------------------------------------------------
Euro
Fixed                  205.52       5.16     3.4        622.61     6.59     5.4
                      (267.42)      6.50     1.7       (267.42)    6.50     1.7
Adjustable             334.27       5.60     1.9      2,407.61     2.73     5.4
                      (272.37)      2.74     3.1       (455.19)    2.21     4.9
---------------------------------------------------------------------------------
Sterling
Fixed                      --         --      --         62.18    11.13     5.0
                       (62.18)     11.13     5.0        (62.18)   11.13     5.0
Adjustable              62.18      10.67     5.0         62.18    10.67     5.0
                           --         --      --        (62.18)   10.67     5.0
---------------------------------------------------------------------------------
Japanese Yen
Fixed                  248.20       4.64     3.3      1,445.82     3.06     5.8
                      (797.70)      2.54     4.3     (1,112.91)    2.54     5.4
Adjustable             866.57      (0.07)    4.5      1,689.97     1.48     6.9
                      (317.07)      0.60     4.3     (1,543.13)    1.81     5.3
---------------------------------------------------------------------------------
US Dollar
Fixed                      --         --      --      2,514.47     3.19     7.8
                    (1,606.56)      2.55     5.8     (1,960.71)    3.11     5.9
Adjustable           1,487.35       1.54     5.5      2,625.53     1.55     6.0
                       (12.88)      2.70     0.7       (610.90)    2.00     6.1
---------------------------------------------------------------------------------
Others
Fixed                      --         --      --      1,110.95     1.34     8.2
                           --         --      --       (922.75)    1.31     9.1
Adjustable             170.71       0.70     3.3        416.98     4.86     6.1
                      (170.71)      1.50     3.3       (170.71)    1.50     3.3
---------------------------------------------------------------------------------
Total
Fixed                  453.72       4.88     3.3      5,756.03     3.25     7.1
                    (2,733.86)      3.13     5.0     (4,325.97)    2.91     6.2
Adjustable           2,921.08       1.67     4.6      7,202.27     2.20     6.0
                      (773.03)      1.59     3.6     (2,842.11)    2.09     5.3
---------------------------------------------------------------------------------
Principal at
face value            (132.09)        --      --      5,790.22     2.78      --
Net unamortized
premium/(discount)     113.60         --      --        (18.94)      --      --
---------------------------------------------------------------------------------
                       (18.49)        --      --      5,771.28       --      --
IAS 39
Adjustment             (12.37)(c)     --      --         80.89       --      --
---------------------------------------------------------------------------------
Total                  (30.86)        --      --      5,852.17     2.78      --
---------------------------------------------------------------------------------

Supplementary disclosure (direct borrowings):

The estimated fair value of borrowings at December 31, 2004 was UA 6,095.20 million.

a.   Currency swap agreements include cross-currency interest rate swaps.

b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2004.

c. These amounts are included in swaps payable and receivable on the balance sheet.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at December 31, 2003 (Restated - Note B)
(Amounts in UA millions)

                                                               Currency Swap
                             Direct Borrowings                 Agreements (a)
-------------------------------------------------------------------------------------
                                   Wgtd.                             Wgtd.
                                    Avg.                              Avg.
                                    Cost    Average      Amounts      Cost    Average
Currency                            (%)    Maturity      payable      (%)    Maturity
Rate Type                Amount     (b)     (Years)   (receivable)    (b)     (Years)
-------------------------------------------------------------------------------------
Euro
Fixed                     259.15    6.50      2.8        145.04       8.71     15.7
                              --      --       --            --         --       --
Adjustable                 64.79    3.77      3.4      1,970.61       1.76     11.2
                              --      --       --        (41.17)      0.59      3.3
-------------------------------------------------------------------------------------
Sterling
Fixed                      60.05   11.13      6.1            --         --       --
                              --      --       --        (60.05)      9.21      6.1
Adjustable                    --      --       --            --         --       --
                              --      --       --            --         --       --
-------------------------------------------------------------------------------------
Japanese Yen
Fixed                   1,217.14    2.07      6.6            --         --       --
                              --      --       --       (320.35)      2.10      9.5
Adjustable                786.38    2.60     10.3            --         --       --
                              --      --       --     (1,101.02)      1.32     10.7
-------------------------------------------------------------------------------------
US Dollar
Fixed                   2,728.35    3.72      7.7            --         --       --
                              --      --       --       (370.13)      4.92      5.8
Adjustable                  6.73    1.84      0.1      1,095.05       0.25     14.9
                              --      --       --       (671.64)      0.47      5.0
-------------------------------------------------------------------------------------
Others
Fixed                   1,191.85    1.54      8.0         53.42       2.92      2.3
                              --      --       --     (1,014.18)      1.42      8.9
Adjustable                    --      --       --        114.67       2.29      6.4
                              --      --       --            --         --       --
-------------------------------------------------------------------------------------
Total
Fixed                   5,456.54    3.19      7.2        198.46       7.15     12.1
                              --      --       --     (1,764.71)      2.54      8.1
Adjustable                857.90    2.67      9.7      3,180.33       1.26     12.3
                              --      --       --     (1,813.83)      0.99      8.4
-------------------------------------------------------------------------------------
Principal at face
   Value                6,314.44    3.12      7.7       (199.75)        --       --
Net unamortized
   premium/(discount)    (449.66)     --       --        293.22         --       --
-------------------------------------------------------------------------------------
                        5,864.78      --       --         93.47         --       --
IAS 39 Adjustments            --      --       --         59.16(c)      --       --
-------------------------------------------------------------------------------------
Total                   5,864.78    3.12      7.7        152.63         --       --
-------------------------------------------------------------------------------------


                                   Interest Rate                     Net Currency
                                       Swaps                         Obligations
------------------------------------------------------------------------------------------
                                         Wgtd.                            Wgtd.
                            Notional      Avg.                             Avg.
                             amount       Cost    Average     Amounts      Cost    Average
Currency                     payable      (%)    Maturity     payable      (%)    Maturity
Rate Type                 (receivable)    (b)     (Years)  (receivable)    (b)     (Years)
------------------------------------------------------------------------------------------
Euro
Fixed                        199.16       2.60      4.6        603.35      5.74      6.5
                            (259.15)      6.50      4.6       (259.15)     6.50      4.6
Adjustable                   321.27       3.92      3.0      2,356.67      2.11      9.9
                            (261.28)      1.05      4.3       (302.45)     0.99      4.2
------------------------------------------------------------------------------------------
Sterling
Fixed                            --         --       --        610.05     11.13      6.1
                             (60.05)     11.13      6.1       (120.10)    10.17      6.1
Adjustable                    60.05       9.21      6.1         60.05      9.21      6.1
                                 --         --       --            --        --       --
------------------------------------------------------------------------------------------
Japanese Yen
Fixed                        252.25       4.64      4.3      1,469.39      2.55      6.2
                            (810.71)      1.80      5.1     (1,131.06)     1.88      6.3
Adjustable                   880.70      (0.04)     7.1      1,667.08      1.30      8.7
                            (322.24)      0.52      8.1     (1,423.26)     1.14     10.1
------------------------------------------------------------------------------------------
US Dollar
Fixed                     (1,134.55)      0.25      5.9      1,593.80      6.19      9.0
                                 --         --       --       (370.13)     4.92      5.8
Adjustable                   991.23       1.70      0.9      2,093.01      0.94      8.2
                                 --         --       --       (671.64)     0.47      5.0
------------------------------------------------------------------------------------------
Others
Fixed                        163.22       0.30      4.3      1,408.49      1.45      7.4
                            (173.35)      2.23      4.1     (1,187.53)     1.54      8.2
Adjustable                    10.13      10.96      0.8        124.80      2.99      5.9
                                 --         --       --            --        --       --
------------------------------------------------------------------------------------------
Total
Fixed                       (519.92)     (2.80)     7.7      5,135.08      4.05      7.3
                          (1,303.26)      3.22      4.9     (3,067.97)     2.83      6.7
Adjustable                 2,263.38       1.58      3.7      6,301.61      1.59      8.9
                            (583.52)      0.76      6.4     (2,397.35)     0.93      7.9
------------------------------------------------------------------------------------------
Principal at face
   Value                    (143.32)        --       --      5,971.37      3.33       --
Net unamortized
   premium/(discount)        133.74         --       --        (22.70)       --       --
------------------------------------------------------------------------------------------
                              (9.58)        --       --      5,948.67        --       --
IAS 39 Adjustments           (20.84)(c)     --       --         38.32        --       --
------------------------------------------------------------------------------------------
Total                        (30.42)        --       --      5,986.99      3.33       --
------------------------------------------------------------------------------------------

Supplementary disclosure (direct borrowings):

The estimated fair value of borrowings at December 31, 2003 was UA 5,384.79.

a.   Currency swap agreements include cross-currency interest rate swaps.

b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2003.

c. These amounts are included in swaps payable and receivable on the balance sheet.

Slight differences may occur in totals due to rounding.

The maturity structure of outstanding borrowings as at December 31, 2004 is as follows:

(UA millions)

-------------------------------------------------------------------------------
Periods                                          Ordinary   Callable     Total
-------------------------------------------------------------------------------
January 1, 2005 to December 31, 2005               322.21    376.49      698.70
January 1, 2006 to December 31, 2006               267.64    142.09      409.73
January 1, 2007 to December 31, 2007               306.90      9.31      316.21
January 1, 2008 to December 31, 2008             1,058.66      6.20    1,064.86
January 1, 2009 to December 31, 2009                64.66                 64.66

January 1, 2010 to December 31, 2014             1,593.06        --    1,593.06
January 1, 2015 to December 31, 2019             1,278.92        --    1,278.92
January 1, 2020 to December 31, 2024               518.48        --      518.48
January 1, 2025 to December 31, 2029                73.39        --       73.39
January 1, 2030 to December 31, 2035                24.57        --       24.57
                                                 ------------------------------
Sub-total                                        5,508.49    534.09    6,042.58
Net unamortized premium                           (392.56)    (0.13)    (392.69)
                                                 ------------------------------
Total                                            5,115.93    533.96    5,649.89
                                                 ==============================
--------------------------------------------------------------------------------

Unrealized net losses on non-trading derivatives

Unrealized net losses on non-trading derivatives included in income and expenses for the year ended December 31, 2004 and 2003 are as follows:

                                                                       Restated
                                                                       (Note B)
(UA thousands)                                                2004       2003
-------------------------------------------------------------------------------
Interest rate swaps on borrowings                              1,703    (21,307)
Cross currency swaps on borrowings                           (43,012)  (135,647)
Borrowings with embedded derivatives                         (70,672)    69,987
Interest rate swaps on loans                                  (4,322)     5,012
Embedded derivatives stripped off borrowings                  (3,510)     1,255
Macro-hedge swaps                                              7,288       (947)
                                                            -------------------
Total                                                       (112,525)   (81,647)
                                                            ===================
-------------------------------------------------------------------------------

Borrowing expenses for the year ending December 31, 2004 comprised the following:

(UA thousands)
-------------------------------------------------------------------------------
Charges to bond issuers                                                 229,231
Net charges received from swap counterparties                           (33,670)
                                                                        -------
                                                                        195,562
Amortization of issuance costs                                            3,287
                                                                        -------
Borrowing expenses to December 31, 2004                                 198,848
                                                                        =======
-------------------------------------------------------------------------------

Note O - Net Currency Position at December 31, 2004

(UA thousands)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                Japanese                                      Units of
                                         Euro      US Dollar       Yen      Sterling    Other     Sub-total    Account      Total
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS

Due from banks                             (800)      12,682       24,235     1,697      5,986       43,800         --       43,800
Demand obligations                           --          109           --        --      3,800        3,909         --        3,909
Investments - Trading (a)               907,067    1,207,901       27,523     2,492    128,349    2,273,332         --    2,273,332
Investments - Held-to-maturity          691,230      818,420      225,280   401,477         --    2,136,407         --    2,136,407
Non negotiable instruments
   on account of capital                  1,985       19,703           --        --         --       21,688      9,492       31,180
Accounts receivable                      92,878       95,353       35,273    16,600     25,728      265,832     23,215      289,047
Loans                                 2,016,103    1,803,180      647,478     3,798    301,901    4,772,460         --    4,772,460
Equity participation                      2,273       39,974           --        --     13,490       55,737    119,441      175,178
Other assets                              1,430          183           --        32        707        2,352     15,786       18,138
                                     ----------------------------------------------------------------------------------------------
                                      3,712,166    3,997,505      959,789   426,096    479,961    9,575,517    167,934    9,743,451
                                     ----------------------------------------------------------------------------------------------
LIABILITIES

Accounts payable                        (79,840)    (141,137)     (35,391)   (6,965)   (30,061)    (293,394)   (18,103)    (311,497)
Borrowings and embedded
   derivatives                         (333,750)  (2,398,803)  (2,018,949)  (59,175)  (839,211)  (5,649,888)    (7,260)  (5,657,148)
                                     ----------------------------------------------------------------------------------------------
                                       (413,590)  (2,539,940)  (2,054,340)  (66,140)  (869,272)  (5,943,282)   (25,363)  (5,968,645)
Currency swaps on borrowings
   and related derivatives (b)       (1,973,343)    (156,942)   1,541,269    62,182    405,442     (121,392)  (100,678)    (222,070)
                                     ----------------------------------------------------------------------------------------------
Currency position as at
   December 31, 2004                  1,325,233    1,300,623      446,718   422,138     16,131    3,510,843     41,893    3,552,736
                                     ==============================================================================================
% of sub-total                            37.75        37.05        12.72     12.02       0.46       100.00         --           --
SDR Composition as at
   December 31, 2004                      37.45        37.23        13.06     12.26         --       100.00         --           --
-----------------------------------------------------------------------------------------------------------------------------------

(a) Investments - Trading, comprise the following:
    Amount per balance sheet:
       Investments held for trading                                   2,299,010
       Currency swaps receivable                                          1,226
       Currency swaps payable                                           (17,609)
       Repos                                                             (9,295)
                                                                      ---------
       Amount per statement of net currency position                  2,273,332
                                                                      =========

(b) Currency swaps on borrowings, net comprise the following:
    Amount per balance sheet:
       Currency swaps receivable                                        273,564
       Currency swaps payable                                          (495,634)
                                                                       --------
       Net swaps on borrowings per statement of net currency
          position                                                     (222,070)
                                                                       ========

Note P - Liquidity Position

     The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations while at the same time allowing the flexibility in deciding the appropriate time to access the capital markets. The Bank's liquidity policy requires that it holds liquid assets in a target zone, above the required prudential minimum level of liquidity (PML) and less than the operational level of liquidity (OLL). The PML is computed as the sum of the debt service payment for the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and the undisbursed equity investments. As an operational guideline, the OLL is computed as the prudential minimum level of liquidity (PML) plus 50% of the stock of undisbursed loans. The table below provides an analysis of assets, liabilities and members' equity into relevant maturity groupings based on the remaining period from the balance sheet date to contractual maturity date. It is presented under the most prudent consideration of maturity dates where options or repayment patterns allow for early repayment possibilities. Therefore, in the case of liabilities, the earliest possible repayment date is shown, while for assets, it is the latest possible repayment date. Assets and liabilities that do not have a contractual maturity date are grouped together in the "Maturity undefined" category.

     Liquidity position at December 31, 2004
     (UA thousands)

                                                      Over 1       Over 5       Over 10
                                                     year and     years and    years and
                                        Up to and    up to and    up to and    up to and
                                        including    including    including    including     Over      Maturity
                                         1 year       5 years     10 years     15 years    15 years    undefined      Total
                                       ----------   ----------   ----------   ----------   --------   ----------   -----------
ASSETS
Due from banks                             43,800           --           --           --         --           --        43,800
Demand obligations                          3,909           --           --           --         --           --         3,909
Amount receivable from swaps                5,687      104,011       62,386       85,531     17,175           --       274,790
Investments - Trading (net of repos)    2,289,715           --           --           --         --           --     2,289,715
Investments - Held-to-maturity            212,270      880,890    1,030,370       12,877         --           --     2,136,407
Non negotiable instruments on
   account of capital                       7,083       17,995        6,102           --         --           --        31,180
Accounts receivable                       287,709        1,338           --           --         --           --       289,047
Loans                                     834,740    2,024,670    1,451,000      611,540    300,595           --     5,222,545
Accumulated loan loss provision                --           --           --           --         --     (450,085)     (450,085)
Equity participation                           --           --           --           --         --      175,178       175,178
Other assets                                  533           --           --           --         --       17,605        18,138
                                       ---------------------------------------------------------------------------------------
                                        3,685,446    3,028,904    2,549,858      709,948    317,770     (257,302)   10,034,624
                                       ---------------------------------------------------------------------------------------
LIABILITIES AND EQUITY
Accounts payable                         (311,497)          --           --           --         --           --      (311,497)
Amounts payable for swaps                (121,628)    (154,112)    (113,160)     (78,868)   (45,475)          --      (513,243)
Borrowings and embedded derivatives      (719,690)  (1,828,090)  (1,641,670)  (1,216,670)  (243,768)      (7,260)*  (5,657,148)
Equity                                         --           --           --           --         --   (3,552,736)   (3,552,736)
                                       ---------------------------------------------------------------------------------------
                                       (1,152,815)  (1,982,202)  (1,754,830)  (1,295,538)  (289,243)  (3,559,996)  (10,034,624)
                                       ---------------------------------------------------------------------------------------
Liquidity position as at December
   31, 2004                             2,532,631    1,046,702      795,028     (585,590)    28,527   (3,817,298)           --
                                       =======================================================================================
------------------------------------------------------------------------------------------------------------------------------

* Relates to IAS 39 adjustments on borrowings.

Supplementary information:

Loans in chronic arrears (i.e. more
   than 2 years)                          238,820       98,600       61,860          180         --           --       399,460

Note Q - Interest Rate Risk

     Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument indicates to what extent it is exposed to interest rate risk. The table below provides information on the extent of the Bank's interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Securities that comprise the Bank's dealing portfolio are assumed to reprice within the "Up to and including 1 year" category

     Interest Rate Risk Position at December 31, 2004
     (UA thousands)

                                                Over 1 year     Over 5 years   Over 10 years
                                   Up to and   and up to and   and up to and   and up to and
                                   including     including       including       including       Over     Maturity
                                    1 year        5 years         10 years        15 years     15 years   undefined      Total
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Due from banks                        43,800            --              --             --            --         --        43,800
Demand obligations                        --            --              --             --            --      3,909         3,909
Investments - Trading (a)          2,273,332            --              --             --            --         --     2,273,332
Investments - Held-to-maturity       196,913       863,709       1,012,781         13,613                   49,391     2,136,407
Non negotiable instruments on
   account of capital                     --            --              --             --            --     31,180        31,180
Accounts receivable                  289,047            --              --             --            --         --       289,047
Loans                              2,611,253     1,002,810         664,809        476,986       466,687         --     5,222,545
Accumulated loan loss provision           --            --              --             --            --   (450,085)     (450,085)
Equity participation                      --            --              --             --            --    175,178       175,178
Other assets                              --            --              --             --            --     18,138        18,138
                                  ----------------------------------------------------------------------------------------------
                                   5,414,345     1,866,519       1,677,590        490,599       466,687   (172,289)    9,743,451
                                  ----------------------------------------------------------------------------------------------
LIABILITIES
Accounts payable                    (311,497)           --              --             --            --         --      (311,497)
Borrowings (b & c)                (4,537,539)     (234,238)       (572,717)      (155,187)     (290,542)   (88,995)   (5,879,218)
Macro-hedge swaps                   (201,450)       98,660         102,790             --            --         --            --
                                  ----------------------------------------------------------------------------------------------
                                  (5,050,486)     (135,578)       (469,927)      (155,187)     (290,542)   (88,995)   (6,190,715)
                                  ----------------------------------------------------------------------------------------------
Position of interest rate
   risk as at December 31, 2004      363,859     1,730,941       1,207,663        335,412       176,145   (261,284)    3,552,736
                                  ==============================================================================================
--------------------------------------------------------------------------------------------------------------------------------

(a) Investments - Trading, comprise the following:
    Amount per balance sheet:
       Investments - trading                                          2,299,010
       Currency swaps receivable                                          1,226
       Currency swaps payable                                           (17,609)
       Securities sold under agreements to repurchase                    (9,295)
                                                                      ---------
       Amount per statement of interest rate risk                     2,273,332
                                                                      ---------
(b) Borrowings comprise the following:
    Amount per balance sheet:
       Borrowings                                                     5,649,888
       Currency swaps receivable                                       (273,564)
       Currency swaps payable                                           495,634
       Embedded derivatives                                               7,260
                                                                      ---------
       Net borrowings per statement of interest rate risk             5,879,218
                                                                      ---------
(c) Non interest-bearing funds included in borrowings
    comprise the following:
      Cross currency swaps - IAS 39 adjustment                         (111,751)
      Interest rate swaps - IAS 39 adjustment                            30,863
      IAS 39 adjustment on loan interest rate swaps                     (19,787)
      IAS 39 adjustment on embedded derivatives on borrowings            (7,260)
      Net issuance costs on swaps and borrowings                         18,940
                                                                       --------
                                                                        (88,995)
                                                                       --------

Note R - Financial Risks

     In the normal course of its development banking business, the Bank may be exposed to the following types of financial risk:

     Country Credit Risk: Country credit risk includes potential losses arising from a country's inability or willingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessments. These include the assessment of the country's macroeconomic performance as well as its socio-political conditions and future growth prospects. Potential losses from country credit risk are considered in the determination of the accumulated provision for loan losses.

     Commercial Credit Risk: In the ordinary course of business, the Bank uses a variety of financial instruments, some of which involve elements of commercial credit risk in excess of the amount recorded on the balance sheet. Commercial credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by counterparties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For securities, the Bank limits trading to a list of authorized dealers and counterparties with the highest credit ratings. Credit risk is controlled through application of eligibility criteria and limits for transactions with individual counterparties, based on their credit rating and size, subject to a maximum of 10 percent of the Bank's total risk capital for any single counterparty. The Bank may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

     Market Risks: Market risks encompass funding, liquidity, currency and interest, and exchange rate risks. Such risks are managed through the pricing of loans and the Bank's overall asset and liability management practices. The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations and allow it flexibility in deciding the appropriate time to access the capital market. To achieve this objective, the Bank operates on a prudential minimum as well as an operational level of liquidity established by this policy. The prudential minimum level of liquidity is based on the debt service payment of the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and the undisbursed equity investments. All potential debt service payments due to early redemption of swaps and borrowings with embedded options are included in the determination of the debt service payment of the next year. To enable the Bank to take advantage of low-cost funding opportunities as they arise, the Bank's policy allows it to build up liquid resources above the prudential minimum level. The maximum level of liquidity is limited to the total of the minimum plus 50% of the stock of undisbursed loans. The Bank maintains interest rate limits for each internally managed or externally managed active currency portfolio. The borrowing cost pass-through formulation incorporated in the lending rates charged on the Bank's recent loans, has helped to limit the interest rate sensitivity of the net spread earnings on its loan portfolio. The Bank holds or lends the proceeds of its borrowings in the same currencies borrowed (after swap activities). Also, to avoid currency mismatches, borrowers are required to service their loans in the currencies disbursed by the Bank. Furthermore, in order to minimize exchange rate risks, the Bank matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency. The Bank also offers loans with interest rates directly linked to market interest rates. For such market-based loan products, the Bank's net margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding (6-month LIBOR floating rate).

Note S - Grants

     The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with
     Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank. The undisbursed balances of the grant resources at December 31, 2004 and 2003 comprised the following:

     (UA thousands)                                               2004     2003
     ---------------------------------------------------------------------------

     AMINA                                                        1,310      108
     AMTA/NAMTA                                                      21      131
     Belgium                                                      2,681    2,771
     Canada                                                         190      457
     China                                                           51       53
     Denmark                                                      1,886    1,307
     Finland                                                        514      279
     France                                                       3,266    3,208
     ICP-Africa                                                     419       --
     India                                                        1,303    1,643
     Italy                                                       18,150    2,367
     Korea                                                        1,403    1,453
     Nordic                                                       1,633    2,043
     The Netherlands                                              3,487    3,212
     Norway                                                       1,326    1,313
     Spain                                                          534      698
     Sweden                                                       2,077    2,244
     Switzerland                                                    287      295
     Others                                                          60       --
                                                                 ---------------
     Total                                                       40,598   23,582
                                                                 ===============

Note T - Segment Reporting

     Other than the Private Sector lending operations, which at December 31, 2004 accounted for about 6 percent of the lending operations of the Bank and therefore considered to be insignificant to make a meaningful segment reporting, Management believes that the Bank has only one reportable segment, because it does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. With regards to loans made to, or guaranteed by member countries, given the nature of the Bank, the risk and return profiles are sufficiently similar among borrowers that the Bank does not differentiate between the nature of the products or services provided, the preparation process or the method for providing the services among individual countries.

Note U - Related Party Transactions

     The following related parties have been identified:

     The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the "regional members" and "non-regional members" respectively), subscriptions to the Capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governor appointed by each member of the Bank, who exercises the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Notes W and X. The Board of Directors, which is constituted by eighteen (18) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors. Outstanding balances on loans granted to regional member countries are disclosed in Note V. Outstanding borrowings of the Bank are disclosed in Note N.

     In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the African Development Fund (ADF). Furthermore, the Bank administers various special funds and trust funds which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the Nigeria Trust Fund
     (NTF) as well as multilateral and bilateral donor funds in the form of grants.

     The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of ADF is conducted by a 12-member Board of Directors of which 6 members are selected by the Bank. The Bank exercises 50% of the voting power in ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the offices, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year. The Bank's investment in ADF is included in Equity Participation and disclosed in Note K. The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and, in this connection the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank, its share of administrative expenses for such utilization. Share of administrative expenses reimbursed to the Bank by both the ADF and NTF are disclosed in Note M. The Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds are disclosed in Note S.

NOTE V - Summary of Loans as at December 31, 2004

(Amounts in UA thousands)

-----------------------------------------------------------------------------------------------------------
                                                         Unsigned                                   % of
                                               Total       Loans    Undisbursed   Outstanding   Outstanding
Country                      No. of Loans*     Loans*     Amount      Balance       Balance        Loans
-----------------------------------------------------------------------------------------------------------
Algeria                             9          423,015         --      126,815       296,200         5.67
Angola                              4            3,870         --          330         3,540         0.07
Botswana                            9           30,210         --           45        30,165         0.58
Burundi                             3            1,932         --           --         1,932         0.04
Cameroon                            8          120,073         --       38,826        81,247         1.56
Central African Republic**          1            2,467         --           --         2,467         0.05
Comoros**                           1            6,361         --           --         6,361         0.12
Congo**                             6           78,437         --           --        78,437         1.50
Cote D'Ivoire**                    14          370,180         --        9,429       360,751         6.91
Dem.Rep.Congo**(a)                  6          343,466         --           --       343,466         6.58
Egypt                               8          257,672         --       16,355       241,317         4.62
Ethiopia                            7           67,702         --           --        67,702         1.30
Gabon                              17          319,776         --      103,650       216,126         4.14
Ghana                               5           35,810         --           --        35,810         0.69
Guinea                              5           28,425         --           21        28,404         0.54
Kenya                               4           23,747         --           --        23,747         0.45
Lesotho                             2            3,183         --           --         3,183         0.06
Liberia**                          17           39,616         --           --        39,616         0.76
Madagascar                          1               86         --           --            86         0.00
Malawi                              1            9,093         --           --         9,093         0.17
Mauritania                          2           39,132         --          318        38,814         0.74
Mauritius                           9           38,084         --       34,758         3,326         0.06
Morocco                            23        1,546,512    374,947      488,076       683,489        13.09
Namibia                             8          136,199     38,287       53,098        44,814         0.86
Nigeria                            14          445,552         --       19,971       425,581         8.15
Senegal                             4           56,035         --           --        56,035         1.07
Seychelles**                        9           20,464         --           --        20,464         0.39
Somalia**                           3            3,795         --           --         3,795         0.07
South Africa                        4          219,168         --       64,391       154,777         2.96
Sudan**                             5           55,367         --           --        55,367         1.06
Swaziland                          10          124,065         --       57,856        66,209         1.27
Tanzania                            1            4,967         --           --         4,967         0.10
Tunisia                            41        1,752,229    144,717      396,986     1,210,526        23.18
Uganda                              1            2,804         --           --         2,804         0.05
Zambia                              7           38,194         --           --        38,194         0.73
Zimbabwe**                         12          192,871         --           --       192,871         3.69
Multinational                       6           70,910         32       39,057        31,821         0.61
                             ------------------------------------------------------------------------------
Total Public Sector               287        6,911,468    557,983    1,449,983     4,903,502        93.89
Total Private Sector               30          527,348    133,934       74,371       319,043         6.11
                             ------------------------------------------------------------------------------
Total                             317        7,438,816    691,917    1,524,354     5,222,545       100.00
                             ==============================================================================

*    Excludes fully repaid loans and cancelled loans.

**   Country in non-accrual status as at December 31, 2004.

(a) Following the arrears clearance mechanism approved in June 2002, the total amount contractually due from DRC at December 31, 2004 was UA 761.37 million.

Slight differences may occur in totals due to rounding.

NOTE W Statement of Subscriptions to the Capital Stock and Voting Power as at 31 December, 2004

(Amounts in UA thousands)

-------------------------------------------------------------------------------------------------------
                             PRE-GCI-IV(3)                          GCI-IV(4)
                     -----------------------------   --------------------------------------
                     Paid-up   Callable              Paid-up   Paid-in   Callable             Total (6)
    MEMBER STATES     share     shares      Total     shares    shares    shares     Total      shares
-------------------------------------------------------------------------------------------------------
1  ALGERIA             4,493     31,451     35,944     4,022     3,974     28,155    32,129      68,072
2  ANGOLA              2,003     14,023     16,027       610       610      4,273     4,883      20,910
3  BENIN                 201      1,406      1,607       236       236      1,652     1,888       3,495
4  BOTSWANA            1,982     13,871     15,852     2,816     2,816     19,713    22,529      38,381
5  BURKINA FASO          264      1,847      2,111       762       762      5,334     6,096       8,207
6  BURUNDI               419      2,931      3,350       228       228      1,594     1,822       5,171
7  CAMEROON            1,346      9,423     10,769     1,037       922      7,260     8,182      18,951
8  CAPE VERDE            138        966      1,104        71        71        497       568       1,672
9  CENT.AFR.REP          102        714        816        20        20        137    156.80         973
10 CHAD                  139        975      1,114        66        66        461       527       1,641
11 COMOROS                50        350        400        11         6         75        81         481
12 CONGO                 719      5,033      5,752       369       369      2,583     2,952       8,704
13 COTE D'IVOIRE       3,738     26,166     29,904     6,388     6,388     44,716    51,104      81,008
14 DEM.REP.CONGO       2,294     16,060     18,355       548       548      3,837     4,385      22,740
15 DJIBOUTI              116        813        929        36        36        249       285       1,213
16 EGYPT               7,610     53,270     60,880     3,895     3,895     27,265    31,160      92,040
17 EQ.GUINEA              52        362        414       375       300      2,625     2,925       3,339
18 ERITREA                --         --         --       358       358      2,504     2,862       2,862
19 ETHIOPIA            2,367     16,569     18,936     1,211     1,211      8,477     9,688      28,624
20 GABON               1,373      9,611     10,984     2,030     1,894     14,215    16,109   27,091.53
21 GAMBIA                193      1,351      1,544       169       151      1,179     1,330       2,874
22 GHANA               2,921     20,447     23,368     1,871     1,814     13,092    14,906      38,274
23 GUINEA                678      4,746      5,424       348       348      2,436     2,784       8,208
24 GUINEA BISSAU          75        525        600        --        --          0        --         600
25 KENYA               2,158     15,106     17,264     1,104     1,104      7,728     8,832      26,096
26 LESOTHO               226      1,582      1,808       116       116        812       928       2,736
27 LIBERIA               422      2,954      3,376       107       107        748       855       4,230
28 LIBYA               4,914     34,400     39,314     3,302     3,302     23,114    26,416      65,730
29 MADAGASCAR            964      6,748      7,712       493       493      3,451     3,944      11,656
30 MALAWI                535      3,745      4,280       274       274      1,918     2,192       6,472
31 MALI                  150      1,052      1,202       853       853      5,971     6,824       8,026
32 MAURITANIA            119        835        954       464       464      3,248     3,712       4,666
33 MAURITIUS             959      6,713      7,672       491       491      3,437     3,928      11,600
34 MOROCCO             5,072     35,504     40,576     2,363     2,363     16,541    18,904      59,480
35 MOZAMBIQUE            936      6,547      7,483       481       481      3,367     3,848      11,331
36 NAMIBIA                --         --         --       761       761      5,327     6,088       6,088
37 NIGER                 691      4,835      5,526        --        --          0        --       5,526
38 NIGERIA            13,208     92,456    105,664     7,252     7,175     50,754    57,929     163,593
39 RWANDA                204      1,426      1,629       102       102        711       813       2,442
40 SAO TOME & P          129        905      1,034        57        57        398       454       1,488
41 SENEGAL             1,523     10,659     12,182       843       817      5,897     6,714      18,896
42 SEYCHELLES            138        966      1,104        10        10         70        80       1,184
43 SIERRA LEONE          406      2,842      3,248       256       256      1,794     2,050       5,298
44 SOMALIA               217      1,521      1,738        25        25        178       203       1,941
45 SOUTH AFRICA           --         --         --     4,721     4,446     33,044    37,490      37,490
46 SUDAN                 845      5,919      6,764       373       373      2,613     2,986       9,750
47 SWAZILAND             493      3,451      3,944       253       253      1,771     2,024       5,968
48 TANZANIA              957      6,697      7,654       960       960      6,720     7,680      15,334
49 TOGO                  345      2,418   2,763.49        86        86        602       688       3,451
50 TUNISIA             2,075     14,525     16,600     1,062     1,062      7,434     8,496      25,096
51 UGANDA                724      5,065      5,788       570       570      3,990     4,560      10,348
52 ZAMBIA              2,905     20,334     23,239        --        --          0        --      23,239
53 ZIMBABWE            3,445     24,115     27,560     1,763     1,763     12,341    14,104      41,664
-------------------------------------------------------------------------------------------------------
   TOTAL REGIONALS    78,034    546,230    624,264    56,618    55,787    396,306   452,092   1,076,352
-------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                    GCI-V(5)
                     --------------------------------------
                     Paid-up   Paid-in   Callable             Total (7)    % of     Callable     Paid-up
    MEMBER STATES     shares    shares    shares     Total      shares     Total     Capital     Capital
---------------------------------------------------------------------------------------------------------
1  ALGERIA               903       555     14,154    14,709      82,781    3.833      737,600      90,210
2  ANGOLA                270       168      4,225     4,393      25,303    1.172      225,212      27,817
3  BENIN                  45        45        706       751       4,246    0.197       37,633       4,817
4  BOTSWANA              495       309      7,757     8,066      46,447    2.151      413,405      51,065
5  BURKINA FASO           80        39      1,243     1,282       9,489    0.439       84,231      10,648
6  BURUNDI                --        --         --        --       5,171    0.239       45,256       6,465
7  CAMEROON              214       214      3,355     3,569      22,520    1.043      200,371      24,808
8  CAPE VERDE             --        --         --        --       1,672    0.077       14,630       2,090
9  CENT.AFR.REP           --        --         --        --         973    0.045        8,512       1,217
10 CHAD                   --        --         --        --       1,641    0.076       14,360       2,052
11 COMOROS                --        --         --        --         481    0.022        4,250         560
12 CONGO                  84        42      1,320     1,362      10,066    0.466       89,363      11,310
13 COTE D'IVOIRE          --        --         --        --      81,008    3.751      708,820     101,260
14 DEM.REP.CONGO          --        --         --        --      22,740    1.053      198,975      28,426
15 DJIBOUTI               --        --         --        --       1,213    0.056       10,618       1,517
16 EGYPT               1,187       741     18,602    19,343     111,383    5.157      991,370     122,460
17 EQ.GUINEA               5         2         84        86       3,425    0.159       30,713       3,538
18 ERITREA                --        --         --        --       2,862    0.133       25,040       3,580
19 ETHIOPIA              369       230      5,785     6,015      34,639    1.604      308,310      38,080
20 GABON                  --        --         --        --      27,092    1.254      238,255      32,672
21 GAMBIA                 31        22        483       505       3,379    0.156       30,130       3,660
22 GHANA                 519       307      8,127     8,434      46,708    2.163      416,661      50,409
23 GUINEA                 80        26      1,244     1,270       9,478    0.439       84,258      10,520
24 GUINEA BISSAU          --        --         --        --         600    0.028        5,250         750
25 KENYA                 337       210      5,274     5,484      31,580    1.462      281,080      34,720
26 LESOTHO                35        21        553       574       3,310    0.153       29,470       3,630
27 LIBERIA                --        --         --        --       4,230    0.196       37,017       5,287
28 LIBYA                 848       530     13,284    13,814      79,544    3.683      707,978      87,463
29 MADAGASCAR            150        93      2,356     2,449      14,105    0.653      125,550      15,500
30 MALAWI                 --        --         --        --       6,472    0.300       56,630       8,090
31 MALI                   91        52      1,418     1,470       9,497    0.440       84,411      10,545
32 MAURITANIA             --        --         --        --       4,666    0.216       40,828       5,831
33 MAURITIUS             150        93      2,344     2,437      14,037    0.650      124,940      15,430
34 MOROCCO               767       767     12,021    12,788      72,268    3.346      640,660      82,020
35 MOZAMBIQUE            146        91      2,290     2,381      13,712    0.635      122,038      15,084
36 NAMIBIA                79        49      1,230     1,279       7,367    0.341       65,570       8,100
37 NIGER                  --        --         --        --       5,526    0.256       48,353       6,908
38 NIGERIA             2,056     1,136     32,199    33,335     196,928    9.118    1,754,094     215,200
39 RWANDA                 32        20        494       514       2,956    0.137       26,310       3,253
40 SAO TOME & P           --        --         --        --       1,488    0.069       13,024       1,864
41 SENEGAL               238       119      3,723     3,842      22,738    1.053      202,793      24,588
42 SEYCHELLES              2         2         38        40       1,224    0.057       10,739       1,501
43 SIERRA LEONE           --        --         --        --       5,298    0.245       46,361       6,624
44 SOMALIA                --        --         --        --       1,941    0.090       16,986       2,427
45 SOUTH AFRICA        3,113     1,582     48,762    50,344      87,834    4.067      818,060      60,270
46 SUDAN                  --        --         --        --       9,750    0.451       85,313      12,187
47 SWAZILAND              77        48      1,206     1,254       7,222    0.334       64,280       7,940
48 TANZANIA              177       102      2,763     2,865      18,199    0.843      161,805      20,187
49 TOGO                   --        --         --        --       3,451    0.160       30,201       4,314
50 TUNISIA               324       202      5,072     5,274      30,370    1.406      270,310      33,390
51 UGANDA                 67        13      1,039     1,052      11,400    0.528      100,939      13,063
52 ZAMBIA                263       112      4,108     4,220      27,460    1.271      244,429      30,169
53 ZIMBABWE              336       134      5,266     5,400      47,064    2.179      417,221      53,420
---------------------------------------------------------------------------------------------------------
   TOTAL REGIONALS    13,570     8,076    212,527   220,603   1,296,955   60.050   11,550,608   1,418,936
---------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                       Amount      Amount     Amounts     Excess (2)   Number (1)   Voting
    MEMBER STATES       due         paid     in arrears    payments     of Votes     power   No.
------------------------------------------------------------------------------------------------
1  ALGERIA              90,210      90,231           --           21       83,407    3.797     1
2  ANGOLA               27,817      27,825           --            8       25,929    1.180     2
3  BENIN                 4,817       4,817           --           --        4,871    0.222     3
4  BOTSWANA             51,065      51,069           --            4       47,071    2.143     4
5  BURKINA FASO         10,648      10,655           --            8       10,087    0.459     5
6  BURUNDI               6,465       6,465           --           --        5,797    0.264     6
7  CAMEROON             24,808      24,824           --           16       23,086    1.051     7
8  CAPE VERDE            2,090       2,090           --           --        2,297    0.105     8
9  CENT.AFR.REP          1,217       1,217           --           --        1,598    0.073     9
10 CHAD                  2,052       2,052           --           --        2,265    0.103    10
11 COMOROS                 560         566           --            6        1,098    0.050    11
12 CONGO                11,310      11,310           --           --       10,663    0.485    12
13 COTE D'IVOIRE       101,260      99,285        1,975           --       80,053    3.644    13
14 DEM.REP.CONGO        28,426      28,426           --           --       23,365    1.064    14
15 DJIBOUTI              1,517       1,517           --           --        1,838    0.084    15
16 EGYPT               122,460     122,469           --            9      112,009    5.098    16
17 EQ.GUINEA             3,538       3,543           --            5        4,041    0.184    17
18 ERITREA               3,580       2,506        1,074           --        2,628    0.120    18
19 ETHIOPIA             38,080      38,086           --            6       35,265    1.605    19
20 GABON                32,672      28,601        4,083           13       23,499    1.070    20
21 GAMBIA                3,660       3,672           --           11        3,960    0.180    21
22 GHANA                50,409      50,429           --           20       47,334    2.155    22
23 GUINEA               10,520      10,525           --            5       10,102    0.460    23
24 GUINEA BISSAU           750         750           --           --        1,225    0.056    24
25 KENYA                34,720      34,726           --            6       32,206    1.466    25
26 LESOTHO               3,630       3,641           --           11        3,936    0.179    26
27 LIBERIA               5,287       5,287           --           --        4,855    0.221    27
28 LIBYA                87,463      87,463           --           --       80,169    3.649    28
29 MADAGASCAR           15,500      15,508           --            8       14,731    0.671    29
30 MALAWI                8,090       8,090           --           --        7,097    0.323    30
31 MALI                 10,545      10,547           --            2       10,083    0.459    31
32 MAURITANIA            5,831       4,015        1,816           --        3,838    0.175    32
33 MAURITIUS            15,430      15,438           --            8       14,663    0.667    33
34 MOROCCO              82,020      82,020           --           --       72,894    3.318    34
35 MOZAMBIQUE           15,084      15,089           --            4       14,336    0.653    35
36 NAMIBIA               8,100       8,104           --            4        7,992    0.364    36
37 NIGER                 6,908       6,908           --           --        6,151    0.280    37
38 NIGERIA             215,200     215,208           --            8      197,553    8.992    38
39 RWANDA                3,253       3,253           --           --        3,581    0.163    39
40 SAO TOME & P          1,864       1,864           --           --        2,113    0.096    40
41 SENEGAL              24,588      24,596           --            8       22,898    1.042    41
42 SEYCHELLES            1,501       1,501           --           --        1,845    0.084    42
43 SIERRA LEONE          6,624       6,624           --           --        5,924    0.270    43
44 SOMALIA               2,427       2,427           --           --        2,566    0.117    44
45 SOUTH AFRICA         60,270      60,284           --           14       88,459    4.026    45
46 SUDAN                12,187      11,036        1,151           --        9,454    0.430    46
47 SWAZILAND             7,940       7,941           --            1        7,847    0.357    47
48 TANZANIA             20,187      20,196           --            8       18,825    0.857    48
49 TOGO                  4,314       4,314           --           --        4,077    0.186    49
50 TUNISIA              33,390      33,395           --            5       30,996    1.411    50
51 UGANDA               13,063      13,066           --            3       11,818    0.538    51
52 ZAMBIA               30,169      30,174           --            5       27,497    1.252    52
53 ZIMBABWE             53,420      53,423           --            3       47,622    2.168    53
------------------------------------------------------------------------------------------------
   TOTAL REGIONALS   1,418,936   1,409,066       10,099          226    1,319,511   60.062
------------------------------------------------------------------------------------------------

NOTE W Statement of Subscriptions to the Capital Stock and Voting Power as at 31 December, 2004

(Amounts in UA thousands)

----------------------------------------------------------------------------------------------
                         PRE - GCI - IV(3)                   GCI - IV(4)
                    --------------------------  -----------------------------------
                    Paid-up  Callable           Paid-up  Paid-in  Callable            Total(6)
   MEMBER STATES     share    shares    Total    shares   shares   shares    Total     shares
   -------------------------------------------------------------------------------------------
   TOTAL REGIONALS   78,034   546,230  624,264   56,618   55,787   396,306  452,092  1,076,352
----------------------------------------------------------------------------------------------
 1 ARGENTINA            499     3,493    3,992       --       --        --       --      3,992
 2 AUSTRIA              499     3,493    3,992      250      250     1,750    2,000      5,992
 3 BELGIUM              718     5,026    5,744      359      359     2,513    2,872      8,616
 4 BRAZIL               499     3,493    3,992      250      250     1,750    2,000      5,992
 5 CANADA             4,200    29,400   33,600    2,100    2,100    14,700   16,800     50,400
 6 CHINA              1,250     8,750   10,000      625      625     4,375    5,000     15,000
 7 DENMARK            1,295     9,065   10,360      647      647     4,529    5,176     15,536
 8 FINLAND              547     3,829    4,376      273      273     1,911    2,184      6,560
 9 FRANCE             4,200    29,400   33,600    2,100    2,100    14,700   16,800     50,400
10 GERMANY            4,611    32,277   36,888    2,305    2,305    16,135   18,440     55,328
11 INDIA                250     1,750    2,000      125      125       875    1,000      3,000
12 ITALY              2,708    18,956   21,664    1,354    1,354     9,478   10,832     32,496
13 JAPAN              6,142    42,994   49,136    3,071    3,071    21,497   24,568     73,704
14 KOREA                499     3,493    3,992      250      250     1,750    2,000      5,992
15 KUWAIT               499     3,493    3,992      250      250     1,750    2,000      5,992
16 NETHERLANDS          853     5,971    6,824      426      426     2,982    3,408     10,232
17 NORWAY             1,295     9,065   10,360      647      647     4,529    5,176     15,536
18 PORTUGAL             252     1,764    2,016      126      126       882    1,008      3,024
19 SAUDI ARABIA         325     2,275    2,600       --       --        --       --      2,600
20 SPAIN                656     4,592    5,248      892      892     6,244    7,136     12,384
21 SWEDEN             1,728    12,096   13,824      864      864     6,048    6,912     20,736
22 SWITZERLAND        1,640    11,480   13,120      820      820     5,740    6,560     19,680
23 U.K                1,881     5,643    7,524      940      940    14,100   15,040     22,564
24 U.S.A              7,455    22,365   29,820    3,727    3,727    55,905   59,632     89,452
----------------------------------------------------------------------------------------------
   TOTAL
   NON-REGIONALS     44,501   274,163  318,664   22,401   22,401   194,143  216,544    535,208
----------------------------------------------------------------------------------------------
   GRAND TOTAL      122,536   820,393  942,928   79,018   78,190   590,449  668,636  1,611,560
==============================================================================================

--------------------------------------------------------------------------------------------------
                                 GCI - V(5)
                    -----------------------------------
                    Paid-up  Paid-in  Callable            Total(7)    % of    Callable    Paid-up
   MEMBER STATES     shares   shares   shares    Total     shares    Total     Capital    Capital
   -----------------------------------------------------------------------------------------------
   TOTAL REGIONALS   13,570    8,076   212,527  220,603  1,296,955   60.050  11,550,608  1,418,936
--------------------------------------------------------------------------------------------------
 1 ARGENTINA            112       55     1,743    1,798      5,790    0.268      52,364      5,540
 2 AUSTRIA              223      139     3,492    3,631      9,623    0.446      87,350      8,880
 3 BELGIUM              321      200     5,021    5,221     13,837    0.641     125,600     12,770
 4 BRAZIL               221      109     3,461    3,570      9,562    0.443      87,036      8,580
 5 CANADA             1,875    1,171    29,373   30,544     80,944    3.748     734,730     74,710
 6 CHINA                558      348     8,742    9,090     24,090    1.115     218,670     22,230
 7 DENMARK              578      433     9,054    9,487     25,023    1.159     226,480     23,750
 8 FINLAND              244      183     3,823    4,006     10,566    0.489      95,630     10,030
 9 FRANCE             1,875    1,406    29,373   30,779     81,179    3.759     734,730     77,060
10 GERMANY            2,058    1,543    32,245   33,788     89,116    4.126     806,570     84,590
11 INDIA                112       70     1,748    1,818      4,818    0.223      43,730      4,450
12 ITALY              1,209      755    18,939   19,694     52,190    2.416     473,730     48,170
13 JAPAN              2,742    1,713    42,954   44,667    118,371    5.481   1,074,450    109,260
14 KOREA                223      139     3,492    3,631      9,623    0.446      87,350      8,880
15 KUWAIT               223      223     3,492    3,715      9,707    0.449      87,350      9,720
16 NETHERLANDS          381      381     5,963    6,344     16,576    0.767     149,160     16,601
17 NORWAY               578      432     9,054    9,486     25,022    1.159     226,480     23,750
18 PORTUGAL             113       70     1,763    1,833      4,857    0.225      44,090      4,480
19 SAUDI ARABIA          97       60     1,515    1,575      4,175    0.193      37,900      3,850
20 SPAIN                639      531    10,011   10,542     22,926    1.061     208,470     20,790
21 SWEDEN               771      481    12,085   12,566     33,302    1.542     302,290     30,730
22 SWITZERLAND          732      457    11,470   11,927     31,607    1.463     286,900     29,170
23 U.K                  839      524    13,151   13,675     36,239    1.678     328,940     33,450
24 U.S.A              3,328    2,107    52,132   54,239    143,691    6.653   1,304,020    132,890
--------------------------------------------------------------------------------------------------
   TOTAL
   NON-REGIONALS     20,052   13,530   314,096  327,626    862,836   39.950   7,824,020    804,331
--------------------------------------------------------------------------------------------------
   GRAND TOTAL       33,622   21,606   526,622  548,229  2,159,791  100.000  19,374,628  2,223,266
==================================================================================================

----------------------------------------------------------------------------------------


                      Amount     Amount     Amounts   Excess(2)  Number(1)   Voting
   MEMBER STATES       due        paid    in arrears   payments   of Votes   power   No.
   -------------------------------------------------------------------------------------
   TOTAL REGIONALS  1,418,936  1,409,066    10,099       226     1,319,511   60.062
----------------------------------------------------------------------------------------
 1 ARGENTINA            5,540      5,549        --         9         6,416    0.291    1
 2 AUSTRIA              8,880      8,884        --         4        10,248    0.466    2
 3 BELGIUM             12,770     12,776        --         6        14,463    0.658    3
 4 BRAZIL               8,580      8,585        --         5         9,750    0.444    4
 5 CANADA              74,710     74,719        --         9        81,570    3.713    5
 6 CHINA               22,230     22,238        --         8        24,716    1.125    6
 7 DENMARK             23,750     23,755        --         5        25,649    1.167    7
 8 FINLAND             10,030     10,030        --        --        11,192    0.509    8
 9 FRANCE              77,060     77,063        --         3        81,805    3.724    9
10 GERMANY             84,590     84,595        --         5        89,742    4.085   10
11 INDIA                4,450      4,450        --        --         5,443    0.248   11
12 ITALY               48,170     48,176        --         6        52,816    2.404   12
13 JAPAN              109,260    109,268        --         8       118,997    5.417   13
14 KOREA                8,880      8,884        --         4        10,248    0.466   14
15 KUWAIT               9,720      9,720        --        --        10,333    0.470   15
16 NETHERLANDS         16,601     16,601        --        --        17,202    0.783   16
17 NORWAY              23,750     23,755        --         5        25,649    1.167   17
18 PORTUGAL             4,480      4,486        --         6         5,483    0.250   18
19 SAUDI ARABIA         3,850      3,856        --         6         4,801    0.219   19
20 SPAIN               20,790     20,790        --        --        23,553    1.072   20
21 SWEDEN              30,730     30,739        --         9        33,928    1.544   21
22 SWITZERLAND         29,170     29,175        --         5        32,233    1.467   22
23 U.K                 33,450     33,454        --         4        36,864    1.678   23
24 U.S.A              132,890    132,895        --         5       144,316    6.569   24
----------------------------------------------------------------------------------------
   TOTAL
   NON-REGIONALS      804,331    804,440        --       112       877,415   39.938
----------------------------------------------------------------------------------------
   GRAND TOTAL      2,223,266  2,213,506    10,099       338     2,196,926  100.000
========================================================================================

NOTES:

1. The Bank Agreement provides that each member shall have 625 votes in addition to one vote for each share subscribed by that member.

2.   Excess payments will be applied to future installments.

3. Pre-GCI-IV for Regional member states is made up of Initial, Voluntary, First General Increase, Second General Increase and Third General Increase of capital subscriptions. For Non-Regional member states, it refers to their initial capital subscription to the Bank. (The ratio of the paid-up to the callable capital is 1:7).

4. The GCI-IV refers to the fourth capital increase. Shares are issued only upon payment of cash instalments or deposit of notes. The difference between the Paid-up shares and the Paid-in shares corresponds to the shares to be issued on payment of subsequent instalments. (The ratio of the Paid-up to the Callable Capital is 1:7).

5. The GCI-V refers to the fifth capital increase. Shares are issued only upon payment of cash instalments or deposit of demand notes. The difference between the Paid-up shares and the Paid-in shares corresponds to the shares to be issued on payment of subsequent instalments. (The ratio of the Paid-up to the Callable Capital is 1:15 2/3).

6. "Total Shares" gives the sum of Pre-GCI-IV total shares subscribed and that of GCI-IV shares subscribed.

7. "Total Shares" gives the sum of Pre-GCI-IV total shares subscribed, GCI-IV total shares subscribed and that of GCI-V shares subscribed.

In accordance with the decision of the Board of Directors of April 3, 2002, the shares held by the former Socialist Federal Republic of Yugoslavia (SFRY) have been transferred to the Bank, consistent with Article 6(6) of the Bank Agreement, and are considered Treasury Shares. In this connection, and as directed by the Board of Directors, the Bank initiated discussions with the successor states of SFRY, to determine whether they would be intersted in becoming members of the Bank. The Republic of Slovenia (which is one of the successor states) has advised that it would not be considering membership in the Bank, and has therefore offered the Bank, as part of its Official Development Assistance (ODA), the value of its pro rata interest in the shares of SFRY. Accordingly, 909 shares held by SFRY, corresponding to Slovenia's pro rata interest in such shares, will be offered for re-allocation under the Share Transfer Rules.

Slight differences may occur in totals due to rounding.

Note X Supplementary Statement of Subscriptions to the Capital Stock as at 31 December, 2004

(Amounts in UA thousands)

-------------------------------------------------------------------------------------------------------------
                                  AMOUNT DUE                                      AMOUNT PAID
                        -----------------------------             -------------------------------------------
                        Convertible    Local                      Convertible    Local            Convertible
   MEMBER STATES          Currency   Currency   Notes    Total      Currency   Currency  Notes *     Total
-------------------------------------------------------------------------------------------------------------
 1 ALGERIA                  80,100      7,750   2,360     90,210      80,121      7,750    2,360      90,231
 2 ANGOLA                   20,031      7,786      --     27,817      20,039      7,786       --      27,825
 3 BENIN                     4,817         --      --      4,817       4,817         --       --       4,817
 4 BOTSWANA                 41,683      9,383      --     51,065      41,686      9,383       --      51,069
 5 BURKINA FASO              8,651        765   1,232     10,648       8,658        765    1,232      10,655
 6 BURUNDI                   6,465         --      --      6,465       6,465         --       --       6,465
 7 CAMEROON                 23,273         --   1,535     24,808      23,284         --    1,540      24,824
 8 CAPE VERDE                2,090         --      --      2,090       2,090         --       --       2,090
 9 CENT.AFR.REP              1,217         --      --      1,217       1,217         --       --       1,217
10 CHAD                      2,052         --      --      2,052       2,052         --       --       2,052
11 COMOROS                     510         --      50        560         511         --       55         566
12 CONGO                    11,310         --      --     11,310      11,310         --       --      11,310
13 COTE D'IVOIRE            99,285         --   1,975    101,260      97,310         --    1,975      99,285
14 DEM.REP.CONGO            28,426         --      --     28,426      28,426         --       --      28,426
15 DJIBOUTI                  1,517         --      --      1,517       1,517         --       --       1,517
16 EGYPT                   122,460         --      --    122,460     122,469         --       --     122,469
17 EQ. GUINEA                1,663         --   1,875      3,538       1,668         --    1,875       3,543
18 ERITREA                   3,580         --      --      3,580       2,506         --       --       2,506
19 ETHIOPIA                 38,080         --      --     38,080      38,086         --       --      38,086
20 GABON                    25,575      4,375   2,722     32,672      21,496      4,384    2,722      28,601
21 GAMBIA                    2,706        639     315      3,660       2,718        639      315       3,672
22 GHANA                    49,359         --   1,050     50,409      49,374         --    1,055      50,429
23 GUINEA                    8,360      2,160      --     10,520       8,365      2,160       --      10,525
24 GUINEA BISSAU               750         --      --        750         750         --       --         750
25 KENYA                    27,845      6,875      --     34,720      27,851      6,875       --      34,726
26 LESOTHO                   3,630         --      --      3,630       3,641         --       --       3,641
27 LIBERIA                   5,287         --      --      5,287       5,287         --       --       5,287
28 LIBYA                    67,708     19,755      --     87,463      67,708     19,755       --      87,463
29 MADAGASCAR               15,500         --      --     15,500      15,508         --       --      15,508
30 MALAWI                    8,090         --      --      8,090       8,090         --       --       8,090
31 MALI                      9,920         --     625     10,545       9,922         --      625      10,547
32 MAURITANIA                5,831         --      --      5,831       4,015         --       --       4,015
33 MAURITIUS                12,375      3,055      --     15,430      12,383      3,055       --      15,438
34 MOROCCO                  79,144         --   2,876     82,020      79,144         --    2,876      82,020
35 MOZAMBIQUE               15,084         --      --     15,084      15,089         --       --      15,089
36 NAMIBIA                   8,100         --      --      8,100       8,104         --       --       8,104
37 NIGER                     5,026      1,882      --      6,908       5,026      1,882       --       6,908
38 NIGERIA                 169,020     44,915   1,265    215,200     169,028     44,915    1,265     215,208
39 RWANDA                    3,253         --      --      3,253       3,253         --       --       3,253
40 SAO TOME & PRINCIPE       1,512        352      --      1,864       1,512        352       --       1,864
41 SENEGAL                  19,539      4,739     310     24,588      19,542      4,739      315      24,596
42 SEYCHELLES                1,501         --      --      1,501       1,501         --       --       1,501
43 SIERRA LEONE              6,624         --      --      6,624       6,624         --       --       6,624
44 SOMALIA                   2,427         --      --      2,427       2,427         --       --       2,427
45 SOUTH AFRICA             46,540         --  13,730     60,270      46,554         --   13,730      60,284
46 SUDAN                    12,187         --      --     12,187      11,036         --       --      11,036
47 SWAZILAND                 7,940         --      --      7,940       7,941         --       --       7,941
48 TANZANIA                 20,187         --      --     20,187      20,196         --       --      20,196
49 TOGO                      4,314         --      --      4,314       4,314         --       --       4,314
50 TUNISIA                  33,390         --      --     33,390      33,395         --       --      33,395
51 UGANDA                   12,337        726      --     13,063      12,340        726       --      13,066
52 ZAMBIA                   30,169         --      --     30,169      30,174         --       --      30,174
53 ZIMBABWE                 53,420         --      --     53,420      53,423         --       --      53,423
                        -------------------------------------------------------------------------------------
   TOTAL REGIONALS       1,271,859    115,157  31,920  1,418,936   1,261,960    115,166   31,940   1,409,066
                        -------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                                AMOUNT IN ARREARS                    EXCESS PAYMENTS
                        ----------------------------------------------------------------------
                                    Local                  Convertible    Local
   MEMBER STATES        Currency  Currency  Notes   Total    Currency   Currency  Notes  Total  No
--------------------------------------------------------------------------------------------------
 1 ALGERIA                   --      --       --       --       21         --       --     21    1
 2 ANGOLA                    --      --       --       --        8         --       --      8    2
 3 BENIN                     --      --       --       --       --         --       --     --    3
 4 BOTSWANA                  --      --       --       --        3         --       --      4    4
 5 BURKINA FASO              --      --       --       --        7         --       --      8    5
 6 BURUNDI                   --      --       --       --       --         --       --     --    6
 7 CAMEROON                  --      --       --       --       11         --        5     16    7
 8 CAPE VERDE                --      --       --       --       --         --       --     --    8
 9 CENT.AFR.REP              --      --       --       --       --         --       --     --    9
10 CHAD                      --      --       --       --       --         --       --     --   10
11 COMOROS                   --      --       --       --        1         --        5      6   11
12 CONGO                     --      --       --       --       --         --       --     --   12
13 COTE D'IVOIRE          1,975      --       --    1,975       --         --       --     --   13
14 DEM.REP.CONGO             --      --       --       --       --         --       --     --   14
15 DJIBOUTI                  --      --       --       --       --         --       --     --   15
16 EGYPT                     --      --       --       --        9         --       --      9   16
17 EQ. GUINEA                --      --       --       --        5         --       --      5   17
18 ERITREA                1,074      --       --    1,074       --         --       --     --   18
19 ETHIOPIA                  --      --       --       --        6         --       --      6   19
20 GABON                  4,083      --       --    4,083        4          9       --     13   20
21 GAMBIA                    --      --       --       --       12         --       --     11   21
22 GHANA                     --      --       --       --       15         --        5     20   22
23 GUINEA                    --      --       --       --        5         --       --      5   23
24 GUINEA BISSAU             --      --       --       --       --         --       --     --   24
25 KENYA                     --      --       --       --        6         --       --      6   25
26 LESOTHO                   --      --       --       --       11         --       --     11   26
27 LIBERIA                   --      --       --       --       --         --       --     --   27
28 LIBYA                     --      --       --       --       --         --       --     --   28
29 MADAGASCAR                --      --       --       --        8         --       --      8   29
30 MALAWI                    --      --       --       --       --         --       --     --   30
31 MALI                      --      --       --       --        2         --       --      2   31
32 MAURITANIA             1,816      --       --    1,816       --         --       --     --   32
33 MAURITIUS                 --      --       --       --        8         --       --      8   33
34 MOROCCO                   --      --       --       --       --         --       --     --   34
35 MOZAMBIQUE                --      --       --       --        5         --       --      4   35
36 NAMIBIA                   --      --       --       --        4         --       --      4   36
37 NIGER                     --      --       --       --       --         --       --     --   37
38 NIGERIA                   --      --       --       --        8         --       --      8   38
39 RWANDA                    --      --       --       --       --         --       --     --   39
40 SAO TOME & PRINCIPE       --      --       --       --       --         --       --     --   40
41 SENEGAL                   --      --       --       --        3         --        5      8   41
42 SEYCHELLES                --      --       --       --       --         --       --     --   42
43 SIERRA LEONE              --      --       --       --       --         --       --     --   43
44 SOMALIA                   --      --       --       --       --         --       --     --   44
45 SOUTH AFRICA              --      --       --       --       14         --       --     14   45
46 SUDAN                  1,151      --       --    1,151       --         --       --     --   46
47 SWAZILAND                 --      --       --       --        1         --       --      1   47
48 TANZANIA                  --      --       --       --        9         --       --      8   48
49 TOGO                      --      --       --       --       --         --       --     --   49
50 TUNISIA                   --      --       --       --        5         --       --      5   50
51 UGANDA                    --      --       --       --        3         --       --      3   51
52 ZAMBIA                    --      --       --       --        5         --       --      5   52
53 ZIMBABWE                  --      --       --       --        3         --       --      3   53
                        --------------------------------------------------------------------------
   TOTAL REGIONALS       10,099      --       --   10,099      197          9       20    226
                        --------------------------------------------------------------------------

Note X Supplementary Statement of Subscriptions to the Capital Stock as at 31 December, 2004

(Amounts in UA thousands)

-----------------------------------------------------------------------------------------------------------
                                  AMOUNT DUE                                     AMOUNT PAID
                        -----------------------------             -----------------------------------------
                        Convertible    Local                      Convertible    Local
   MEMBER STATES          Currency   Currency   Notes    Total      Currency   Currency  Notes *    Total
   --------------------------------------------------------------------------------------------------------
   TOTAL REGIONALS       1,271,859    115,157  31,920  1,418,936   1,261,960    115,166   31,940  1,409,066
   --------------------------------------------------------------------------------------------------------

 1 ARGENTINA                 5,540         --      --      5,540       5,549         --       --      5,549
 2 AUSTRIA                   8,880         --      --      8,880       8,884         --       --      8,884
 3 BELGIUM                  12,770         --      --     12,770      12,776         --       --     12,776
 4 BRAZIL                    8,580         --      --      8,580       8,585         --       --      8,585
 5 CANADA                   74,710         --      --     74,710      74,719         --       --     74,719
 6 CHINA                    22,230         --      --     22,230      22,238         --       --     22,238
 7 DENMARK                  23,750         --      --     23,750      23,755         --       --     23,755
 8 FINLAND                  10,030         --      --     10,030      10,030         --       --     10,030
 9 FRANCE                   77,060         --      --     77,060      77,063         --       --     77,063
10 GERMANY                  84,590         --      --     84,590      84,595         --       --     84,595
11 INDIA                     4,450         --      --      4,450       4,450         --       --      4,450
12 ITALY                    48,170         --      --     48,170      48,176         --       --     48,176
13 JAPAN                   109,260         --      --    109,260     109,268         --       --    109,268
14 KOREA                     8,880         --      --      8,880       8,884         --       --      8,884
15 KOWAIT                    8,884         --     836      9,720       8,884         --      836      9,720
16 NETHERLANDS              15,648         --     953     16,601      15,648         --      953     16,601
17 NORWAY                   23,750         --      --     23,750      23,755         --       --     23,755
18 PORTUGAL                  4,480         --      --      4,480       4,486         --       --      4,486
19 SAUDI ARABIA              3,850         --      --      3,850       3,856         --       --      3,856
20 SPAIN                    17,932         --    2858     20,790      17,932         --     2858     20,790
21 SWEDEN                   30,730         --      --     30,730      30,739         --       --     30,739
22 SWITZERLAND              29,170         --      --     29,170      29,175         --       --     29,175
23 U.K                      33,450         --      --     33,450      33,454         --       --     33,454
24 U.S.A                   132,890         --      --    132,890     132,895         --       --    132,895
                        -----------------------------------------------------------------------------------

   TOTAL NON-REGIONALS     799,684         --   4,647    804,331     799,793         --    4,647    804,440
                        -----------------------------------------------------------------------------------
   GRAND-TOTAL           2,071,543    115,157  36,567  2,223,266   2,061,753    115,166   36,587  2,213,506
                        ===================================================================================

-----------------------------------------------------------------------------------------------------
                                  AMOUNT IN ARREARS                     EXCESS PAYMENTS
                        ------------------------------------  -----------------------------------
                        Convertible    Local                  Convertible    Local
   MEMBER STATES          Currency   Currency  Notes   Total    Currency   Currency  Notes  Total  No
   --------------------------------------------------------------------------------------------------
   TOTAL REGIONALS         10,099       --       --   10,099      197          9       20    226
   --------------------------------------------------------------------------------------------------

 1 ARGENTINA                   --       --       --       --        9         --       --      9    1
 2 AUSTRIA                     --       --       --       --        4         --       --      4    2
 3 BELGIUM                     --       --       --       --        6         --       --      6    3
 4 BRAZIL                      --       --       --       --        5         --       --      5    4
 5 CANADA                      --       --       --       --        9         --       --      9    5
 6 CHINA                       --       --       --       --        8         --       --      8    6
 7 DENMARK                     --       --       --       --        5         --       --      5    7
 8 FINLAND                     --       --       --       --       --         --       --     --    8
 9 FRANCE                      --       --       --       --        3         --       --      3    9
10 GERMANY                     --       --       --       --        5         --       --      5   10
11 INDIA                       --       --       --       --       --         --       --     --   11
12 ITALY                       --       --       --       --        6         --       --      6   12
13 JAPAN                       --       --       --       --        8         --       --      8   13
14 KOREA                       --       --       --       --        4         --       --      4   14
15 KOWAIT                      --       --       --       --       --         --       --     --   15
16 NETHERLANDS                 --       --       --       --       --         --       --     --   16
17 NORWAY                      --       --       --       --        5         --       --      5   17
18 PORTUGAL                    --       --       --       --        6         --       --      6   18
19 SAUDI ARABIA                --       --       --       --        6         --       --      6   19
20 SPAIN                       --       --       --       --       --         --       --     --   20
21 SWEDEN                      --       --       --       --        9         --       --      9   21
22 SWITZERLAND                 --       --       --       --        5         --       --      5   22
23 U.K                         --       --       --       --        4         --       --      4   23
24 U.S.A                       --       --       --       --        5         --       --      5   24
                        -----------------------------------------------------------------------------

   TOTAL NON-REGIONALS         --       --       --       --      112         --       --    112
                        -----------------------------------------------------------------------------
   GRAND-TOTAL             10,099       --       --   10,099      309          9       20    338
                        =============================================================================

*NOTE:

The UA amount of non negotiable notes on the balance sheet is the revalued USD equivalent of outstanding balances converted at the fixed exchange rate of 1 UA = USD 1.20635.

Slight differences may occur in totals due to rounding.

                   THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

                              MEMBERSHIP OF FRANCE

     France became a member on 30 December 1983. At 31 December 2004, France had subscribed to 81,179 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 811,790,000, an amount of UA 734,730,000 was callable capital and UA 77,060,000 was paid-up capital.

     At 31 December 2004, France was entitled to cast 81,805 votes (3.724 per cent) of the total votes of all members. France is represented on the Bank's Board of Governors by Mr. Xavier MUSCA as Governor.

                              MEMBERSHIP OF GERMANY

     Germany became a member of the Bank on 18 February 1983. At 31 December 2004, Germany had subscribed to 89,116 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 891,160,000, an amount of UA 806,570,000 was callable capital and UA 84,590,000 was paid-up capital.

     At 31 December 2004, Germany was entitled to cast 89,742 votes ( 4.085 per cent) of the total votes of all members. Germany is represented on the Bank's Board of Governors by Ms. Uschi EID as Governor.

                               MEMBERSHIP OF JAPAN

     Japan became a member of the Bank on 3 December 1982. At 31 December 2004, Japan had subscribed to 118,371 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 1,183,710,000, an amount of UA 1,074,450,000 was callable capital and UA 109,260,000 was paid-up capital.

     At 31 December 2004, Japan was entitled to cast 118,997 votes (5.417 per cent) of the total votes of all members. Japan is represented on the Bank's Board of Governors by Mr. S. TANIGAKI as Governor.

                            MEMBERSHIP OF SWITZERLAND

     Switzerland became a member of the Bank on 30 December 1992. At 31 December 2004, Switzerland had subscribed to 31,607 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 316,070,000, an amount of UA 286,900,000 was callable capital and UA 29,170,000 was paid-up capital.

     At 31 December 2004, Switzerland was entitled to cast 32,233 votes (1.467 per cent) of the total votes of all members. Switzerland is represented on the Bank's Board of Governors by Ambassador Oscar KNAPP as Governor.

                        MEMBERSHIP OF THE UNITED KINGDOM

     The United Kingdom became a member of the Bank on 29 April 1983. At 31 December 2004, the United Kingdom had subscribed to 36,239 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 362,390,000, an amount of UA 328,940,000 was callable capital and UA 33,450,000 was paid-up capital.

     At 31 December 2004, the United Kingdom was entitled to cast 36,864 votes (1.678 per cent) of the total votes of all members. The United Kingdom is represented on the Bank's Board of Governors by Mr. Hilary BENN as Governor.

                   MEMBERSHIP OF THE UNITED STATES OF AMERICA

     The United States of America became a member of the Bank on 8 February 1983 pursuant to the African Development Bank Act.

     At 31 December 2004, pursuant to subscription letters, the United States had subscribed to 143,691 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of the subscription of UA 1,436,910,000, an amount of UA 1,304,020,000 was callable capital and UA 132,890,000 was paid-up capital.

     The General Counsel of the Treasury Department of the United States has rendered an opinion to the effect that the portion of the United States subscription to the callable capital that has been provided for in budgetary and appropriations legislation is an obligation backed by the full faith and credit of the United States, although appropriations by the United States Congress would be required to enable the Secretary of the Treasury to pay any part of the subscription to callable capital if it were called by the Bank.

     At 31 December 2004, the United States was entitled to cast 144,316 votes (6.569 per cent) of the total votes of the members. The United States of America is represented on the Bank's Board of Governors by Mr. John W. SNOW as Governor.